RTW INC

AR/S

P.E. 12/31/03

2003 ANNUAL REPORT

Innovative service solutions for today's workplace


ID 15®

Vision

CORPORATE PROFILE

RTW, Inc. and its wholly-owned insurance subsidiary, American Compensation Insurance Company (ACIC) provide disability management services to employers. We have developed two proprietary management systems: (i) the RTW Solution®, designed to lower employers' workers' compensation costs and return injured employees to work as soon as possible; and (ii) ID15®, a system designed to identify those injured employees who are likely to become inappropriately dependent on the workers' compensation system. We currently provide workers' compensation management services to employers insured through our insurance subsidiary and to self-insured employers on a fee-for-service basis. During 2003, we operated primarily in Minnesota, Colorado and Michigan.

To Our Shareholders

As we reflect on 2003, I am pleased to report continuing growth and accomplishments at RTW. By all accounts, 2003 was a successful year.

- We earned $7.0 million in 2003 and extended our profitability to eight consecutive quarters.

- Our reserves continued to develop favorably reflecting our focus on case and claim management and our commitment to closing our open claims.

- We continued to focus on writing the right business at the right price. Rates continued to increase only slightly in 2003, a sign that we are approaching the end of the hard insurance market cycle.

- We grew our premiums in force to $58.1 million at December 31, 2003 from $54.2 million at December 31, 2002 while continuing to remove unprofitable business, including $8.0 million of Professional Employer Organization policies, from our portfolio.

- We improved our surplus to $33.0 million at December 31, 2003 from $26.8 million at December 31, 2002. Combined with profitable operations, we received an A.M. Best rating upgrade to B+ (Very Good, Secure) on March 9, 2004.

- Our stock price increased from $1.68 on December 31, 2002 to $6.44 on December 31, 2003.

Our core competencies are much clearer to us and we continue to find new avenues to bring our products and services to the market. We are committed to delivering these competencies to:

- Improve an employer's business, in terms of expense and productivity; and

- Save employees' lives by identifying appropriate medical care for injured employees so they can return to their normal routines as quickly as possible.

One of the tools we use in delivering our core competencies is our **ID15**® technology. **ID15** enables us to identify, early on and with a high degree of accuracy, those claims that will result in the greatest workers' compensation cost. With **ID15**, we are able to identify these claims within forty-eight hours of the injury report and then apply **The RTW Solution**® to manage the claim to a prompt and cost-effective outcome while treating the injured employee with care and respect. Our proprietary information systems enhance our ability to deliver our core competencies in a highly-efficient manner and more effectively than others in the industry.

We find ourselves in the midst of a hard market for workers' compensation insurance in the regions in which we operate. Premiums rates are at recent highs. This market has been driven by the departure of competitors from our markets, the historical low interest rate environment, high reinsurance costs driven by reduced capacity and the low investment rate environment and rational behavior from the remaining competitors in the regions in which we operate. These conditions will not last forever, and even now, we see signs that indicate that we are nearing another soft cycle for workers' compensation insurance, where premium rates will decrease. As premium rates decrease in our insurance product, we will downsize our insurance company premiums in force. We began to write non-risk business on a fee-for-service basis in July 2002 in order to diversify our product offerings and reduce our reliance on premium revenues. While we are disappointed with our progress in accomplishing this goal in 2003, we will continue to focus on diversifying in 2004.

In 2004, we will focus on transitioning RTW from an "insurance company" back to its roots and core competencies as a "service organization". We will become the "go to" workers' compensation solution inside and outside the regions in which we currently operate and expect to accomplish these goals through a number of initiatives, including:

- Working diligently to position RTW for the future by expanding our product offerings, especially fee-for-service business. We will grow our non-risk alternative products business by applying our technologies: **ID15**, **The RTW Solution** and our proprietary software solutions. We will focus on becoming more customer friendly, tailoring solutions to meet customers' specific needs. In March 2004, we were awarded a contract to service twenty-five percent of the Minnesota Assigned Risk Plan, an important step in positioning and growing our fee-for-service business.

- Seeking strategic partners who understand our value, who have a common vision and who can help ensure our success as we enter new markets.

- Continuing to develop and hire leaders who grasp RTW's vision and make it real.

- Focusing on maintaining profitability in our insurance operations, writing policies at the right price and non-renewing unprofitable business.

- Improving our insurance company and the core operations of RTW. We will continue to improve our case and claim management capabilities, including our ability to handle tough claims. At the same time, we will become more cost effective in handling cases and claims by removing the "noise" of the less difficult claims from our operating teams, automating their handling process.

Our accomplishment of these initiatives will increase the value of and create further value in RTW.

I would like to thank a number of constituents of RTW. First of all, I thank our customers. Without them, we would not have a product or service to offer. I thank our shareholders for their continued interest and support in all that we do. I thank the members of our board of directors for providing guidance to the company, supporting our initiatives and helping us to focus on what is important. Lastly, but certainly not least, I thank each of our dedicated employees. Without their drive, desire and persistence, RTW would not enjoy the success it has today.

We have learned a lot about RTW over the past two years. We learned that we can compete efficiently and effectively in our target markets. We are a "can do" company in every aspect. We approach each new challenge with optimism, looking to find the right resources to make things happen. We do not limit our successes by what we think we can do or believe we have the capacity to accomplish. We approach and solve challenges head on and create success through our tenacity and dedication to excellence in our business. We look forward to reporting our achievements to each of you throughout 2004.

Sincerely,

JBMurphy

Jeffrey B. Murphy
President and Chief Executive Officer

CORPORATE INFORMATION

Headquarters and Minnesota Regional Office

8500 Normandale Lake Boulevard
Suite 1400
Bloomington, MN 55437
800-789-2242
952-893-0403

Website

www.rtwi.com

Other Regional Offices

Colorado
7400 East Orchard Road
Suite 170 South
Englewood, CO 80111
800-203-2610

Michigan
4000 Town Center
Suite 300
Southfield, MI 48075
800-809-4337

3033 Orchard Vista Drive S.E.
Suite 101
Grand Rapids, MI 49546
866-942-0021

Transfer Agent

Wells Fargo Bank, Minnesota, N.A.
South St. Paul, Minnesota

Auditors

Enrst & Young LLP
Minneapolis, Minnesota

Legal Counsel

Lindquist & Vennum P.L.L.P.
Minneapolis, Minnesota

Notice of Annual Meeting

The RTW, Inc. Annual Meeting of Shareholders will be held on June 16, 2004 at 10:00 am at the Hotel Sofitel
5601 West 78th Street
Bloomington, MN 55439

Form 10-K

The Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to stockholders at no charge on the Company's website at www.rtwi.com or by writing to
Alfred L. LaTendresse
Chief Financial Officer
P.O. Box 390327
Minneapolis, MN 55439-0327

FINANCIAL RESULTS

(Dollars in thousands, except per share data)

Fiscal year ended December 31,

	2003	2002	2001	2000	1999
Total revenues	$51,558	$67,146	$95,723	$83,299	$77,812
Income (loss) from operations	6,635	10,325	(15,761)	(14,780)	8,357
Net income (loss)	6,999	14,319	(25,215)	(9,708)	6,167
Basic income (loss) per share	1.37	2.78	(4.89)	(1.79)	1.00
Diluted income (loss) per share	1.32	2.78	(4.89)	(1.79)	1.00
Premiums in force at year end	58,100	54,200	83,700	99,400	87,200
Total assets	202,168	223,834	218,307	194,535	176,511
Notes payable	—	1,250	4,500	7,000	—
Total shareholders' equity	35,587	29,810	14,222	38,736	55,565

REVENUE (in millions)


2003
$51.6
2002
$67.1
2001
$95.7
2000
$83.3
1999
$77.8

PREMIUMS IN FORCE (in millions)


2003
$58.1
2002
$54.2
2001
$83.7
2000
$99.4
1999
$87.2

ASSETS (in millions)


2003
$202.2
2002
$223.8
2001
$218.3
2000
$194.5
1999
$176.5

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 0-25508

RTW, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**41-1440870**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

8500 Normandale Lake Boulevard, Suite 1400
Bloomington, MN 55437
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code:
(952) 893-0403

Securities registered pursuant to 12(b) of the Act:
None

Securities registered pursuant to 12(g) of the Act:
Common Stock, no par value
Series A Junior Participating Preferred Stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2) Yes ☐ No ☑

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K: ☑

As of March 10, 2004, 5,131,162 shares of Common Stock, no par value, were outstanding. As of March 10, 2004, assuming as fair value the last sale price of $5.99 per share on The Nasdaq Stock Market, the aggregate fair value of shares held by non-affiliates was approximately $22.6 million.

Documents incorporated by reference:

The Company's Proxy Statement for its annual meeting of shareholders to be held in June 2004, a definitive copy of which will be filed with the Securities and Exchange Commission within 120 days of December 31, 2003, is incorporated by reference in Part III of this Report on Form 10-K.

TABLE OF CONTENTS

PART I

Item 1. *Business*

Overview

RTW, Inc. (Company) and its wholly-owned insurance subsidiary, American Compensation Insurance Company (ACIC), provide comprehensive disability management products and services to insured and self-insured employers for their workers' compensation programs in Minnesota, Wisconsin, South Dakota, Colorado, Michigan and Indiana. The Company closed its regional offices in Missouri and Massachusetts in 2001, non-renewed all policies in those regions in 2002 and completed run-off of all policies by February 2003. The Company is also licensed but is not operating (other than previously mentioned "run-off business" and claims management associated with the "run-off business") in Pennsylvania, Tennessee, Maryland, Arkansas, Iowa, Florida, New Jersey, Georgia, North Carolina, Texas, Missouri, Illinois, Kansas, Massachusetts, Connecticut, Rhode Island and Oklahoma. The Company believes its proprietary management approach to workers' compensation substantially reduces wage-replacement costs and medical expenses resulting from workplace injuries. The Company focuses on controlling costs by safely returning injured employees to work as soon as possible and by actively managing all participants in the workers' compensation system, including employers, employees, medical care providers and the legal and judicial participants in the workers' compensation system. Elements of the Company's management approach include:

- thorough evaluation of potential customers;
- active training of customers' management and employees in the Company's procedures;
- prompt identification of potentially high-cost injuries; and
- rapid intervention in, and intensive management of, potentially high-cost injuries.

The Company has developed two proprietary management systems: (i) the RTW SOLUTION®, designed to lower employers' workers' compensation costs and return injured employees to work as soon as possible; and (ii) ID15®, designed to identify those injured employees who are likely to get stuck in the workers' compensation system. The Company also uses traditional workers' compensation management techniques to control medical costs including designated health care providers, medical fee schedule review, utilization review and doctor peer review.

Industry

Workers' compensation benefits are mandated and regulated by each state. Every state requires employers to provide wage-replacement and medical benefits to workplace accident victims regardless of fault. Virtually all employers in the United States are required to either: (a) purchase workers' compensation insurance from a private insurance carrier; (b) obtain coverage from a state managed fund; or (c) if permitted by their state, to be self-insured. Workers' compensation laws generally mandate two types of benefits for injured employees: (i) indemnity payments that consist of temporary wage-replacement or permanent disability payments; and (ii) medical benefits that include payment for expenses related to injury diagnosis, treatment and rehabilitation, if necessary. On an industry-wide basis, indemnity payments represent approximately 45% of benefits paid, while medical benefits account for the remaining 55%.

Estimated workers' compensation insurance premiums total approximately $31.7 billion nationwide. This amount includes: (i) the traditional or private residual market, estimated at $26.0 billion, including commercial insurers and state-operated assigned risk pools established for high risk employers; and (ii) state funds, estimated at $5.7 billion, operated in states to increase competition and stabilize the market.

Indemnity payments, established by state legislative action, have risen, in part because of higher wage levels and increased state mandated benefits. Medical expenses have increased due to the general rise in the cost of health care and the statutory requirement that employers provide coverage for all compensable medical costs, without any co-payment by the employee. The Company believes the most significant factor affecting the cost of workers' compensation results from incentives in the system for injured employees to remain away from work and to continue collecting indemnity payments and receiving medical treatment beyond the point that is necessary.

The Company believes that traditional workers' compensation insurance companies and workers' compensation third party administrators are not as effective as the Company in controlling loss costs. While traditional efforts, including focusing on workplace safety and implementing certain medical cost containment measures, have reduced costs in certain areas, the Company believes these efforts have not had a significant effect on the overall system cost because they have not focused effectively on controlling indemnity payments. In the late 1990's as well as into the 2000's, traditional insurance companies moved toward a more comprehensive management approach including return-to-work initiatives. The Company believes that while traditional insurers have been somewhat successful in these initiatives, they have not realized the cost reductions and claim closure outcomes achieved by the Company.

The Company's Management Approach

The Company seeks to control workers' compensation costs through a proprietary management approach that is specifically designed for the workers' compensation system. The Company's management strategy seeks to reduce workers' compensation costs by intervening early in an employee's injury and intensely managing all participants in the workers' compensation system, including employers, injured employees, medical care providers and legal and judicial participants. By intervening early, the Company promptly identifies cases that have the potential to result in significant expenses and acts to control these expenses before they are incurred or get out of hand. The Company focuses on controlling indemnity payments for lost wages by quickly and safely returning injured employees to work. As part of this strategy, the Company attempts to return an injured employee to his or her original position, if the employee is able, or to place the employee in a transitional, light-duty position until the employee is able to resume his or her former position. By promptly returning an employee to work, the Company has found that not only indemnity payments, but also medical expenses per injury, are substantially reduced. In addition, the Company uses other management techniques to control medical costs including contracting with provider networks, designating health care providers, medical fee schedule review, utilization review and doctor peer review.

The Company delivers its services through operating teams. Each operating team manages all of the claims and is accountable for the loss experience for a specific group of employers. Each team includes licensed nurses, a statutory claims administrator and an assistant claim administrator, clerical support person. A team's nurses are responsible for evaluating the medical condition of an injured employee and monitoring the employee's medical treatment. The claim administrators are responsible for determining the eligibility of claims, paying benefits in a timely manner and following statutory requirements for administering the claims. The operating teams meet regularly to discuss strategies for managing difficult claims and review strategies and procedures that have been particularly successful in resolving disputes.

The following sections summarize the Company's approach to managing the various participants in the workers' compensation system.

Employers. Prior to accepting an employer, operating team members may conduct an on-site risk assessment and explain the Company's methods and procedures to the employer. The risk assessment forms a part of the Company's underwriting process and includes evaluating the employer's willingness to follow the Company's procedures. For employers insured by ACIC, the employer agrees, as part of the insurance policy, to comply with the Company's early intervention methods and to provide transitional, light-duty work for injured employees until such time as they are able to resume their normal positions. To ensure that the Company's early intervention techniques succeed, the Company requests prompt notification (typically twenty-four to forty-eight hours of the injury) from the employer.

Each operating team is responsible for managing its employers' workers' compensation program, by training the employers' personnel in the Company's methods and procedures and managing all reported injuries for the employer. The operating team meets with each employer, provides access to loss reports detailing current claims, conducts an annual account review and maintains active communication on open injuries. The Company's loss control team or the operating team may make workplace safety recommendations or retain a workplace safety-engineering firm to assist its employers in remedying work conditions that the loss control team or the operating team determines constitute an inappropriate risk. In addition, the operating team may recommend to the Company's underwriting team cancellation or non-renewal of the policy for an employer that fails to comply with the Company's procedures.

Employees. The Company focuses on identifying injuries that have the greatest potential to result in significant expenses and acts quickly to control expenses resulting from these injuries. The Company has observed that approximately 15% of all injuries result in 85% of all workers' compensation expenses and that early identification of, and intervention in, these cases can lead to significant cost savings. Within 48 hours of being notified of an injury, an operating team evaluates several factors, including the type of injury, the employee's injury history and whether the employee is absent from work, to determine whether the injury is likely to involve significant expense. In potentially high-cost cases, a member of the operating team intervenes quickly by meeting with the injured employee to assess the injury, assisting the injured employee in obtaining medical care and rehabilitation and developing a plan to get the employee back to work as soon as appropriate. If the employee cannot immediately return to his or her original position, the employer is required to provide a transitional light-duty job that is consistent with the limits defined by the employee's medical care provider. If the employee refuses this transitional position, the Company may terminate indemnity payments, but is required to continue to provide appropriate medical benefits.

Medical Care Providers. The operating teams actively assess each injury, monitor and manage the medical treatment and review the medical expenses of each employee's injury. Each injury report is reviewed by one of the Company's licensed nurses. The licensed nurse contacts the physician treating employees in cases that involve days off from work or injuries that could involve significant expense. In these cases, the physician is asked to provide his or her diagnosis, plan of treatment and assess the employee's physical capabilities for transitional, light-duty work. The Company contracts with consulting physicians to assess questionable treatment plans for injured employees. These physicians then discuss injured employee treatment plans with the employee's medical care providers. The goal is to ensure both an accurate diagnosis and treatment of the injury and an understanding of the nature and extent of the limits the diagnosis places on the employee's ability to return to work in either the original job or a transitional, light-duty position. The operating team also monitors the health care provided to the injured employee to ensure that the employee receives proper treatment for the injury and that the employee does not receive services or procedures that are excessive, unnecessary or unrelated to the injury. In addition, when the operating team believes the diagnosis of an injury or the proposed rehabilitation treatment is not appropriate, the operating team will arrange for a second opinion with an independent medical examiner.

A medical cost management team reviews all bills submitted by medical care providers to determine if the amounts charged for the treatments are appropriate according to statutory and other negotiated fee schedules, including fee schedules negotiated through provider organizations.

In many states, including Minnesota, the Company cannot require that an injured employee go to a specific physician or seek treatment from a specific provider. Nevertheless, the Company attempts to assist the injured employee in selecting appropriate medical care providers. In Colorado and Michigan (for the first ten days after the injury), the Company can require that injured employees go to a physician within a designated network of medical care providers.

Legal and Judicial Participants. The Company seeks to limit the number of disputes with injured employees by intervening early. As part of its early intervention process, the Company identifies injuries that are not work related and denies the claim. The Company may also deny a claim for indemnity payments when it determines that no further payments are appropriate (for example, when an employee has been offered transitional, light-duty work and has refused it). In these and other sets of circumstances, the employee may engage a lawyer to represent his or her interests. Generally, if the parties are unable to resolve the matter, the workers' compensation law mandates arbitration, subject to judicial review. For cases that involve adversarial proceedings, the Company engages one of several lawyers who are familiar with the Company's philosophy and actively seeks to resolve the dispute with the employee's attorney.

Customers

For insured business, the Company targets employers and associations that operate in industries with relatively high workers' compensation costs, including manufacturing, retail, wholesale, health care and hospitality industries and employers with a history of workers' compensation claim costs higher than average in their industry. The Company's alternative non-risk business focuses on all customers in need of the services the Company can provide.

The Company's average annual premium per policy increased slightly to $85,400 in 2003 from $80,400 in 2002 and significantly from $56,800 in 2001. The increase is due to focused aggressive re-underwriting in 2002 and 2001. The Company's ten largest customers accounted for $5.7 million or 9.8% of the Company's premiums in force in 2003 compared to $6.2 million or 11.4% in 2002 and $6.6 million or 7.8% in 2001. No single customer accounted for more than 5% of in force premiums in 2003, 2002 or 2001. The Company renewed 66.0% of the policies scheduled to expire in 2003, whereas 46.1% and 56.5% were renewed in 2002 and 2001, respectively. The retention rate in 2003 improved from 2002 and 2001 due to the fact that the Company had no office closures in 2003 and its re-underwriting was limited to non-renewing $8.0 million of Professional Employer Organization business in Michigan.

Substantially all of the Company's employers are in its Minnesota, Colorado and Michigan regions. In December 2001, the Company closed its regional offices in Missouri (covering Missouri, Illinois and Kansas) and Massachusetts (covering Massachusetts, Connecticut, New Hampshire, Rhode Island and Maine). In 2002, the Company non-renewed all insurance policies and completed run off of all policies in these regions by February 2003. In addition to these states, the Company is also licensed in Pennsylvania, Tennessee, Maryland, Arkansas, Iowa, Florida, New Jersey, Georgia, North Carolina, Texas, Indiana, South Dakota, Wisconsin and Oklahoma. The Company currently has no intention to expand its risk-based products beyond the present states in which it is operating but is looking outside its core regions to expand its non-risk products.

Products

Substantially all of the Company's workers' compensation products and services are guaranteed-cost insurance policies. Under a guaranteed-cost policy, the customer purchases an insurance policy underwritten by ACIC and pays a premium based on the employer's aggregate payroll. The Company assumes responsibility for the indemnity and medical costs associated with the employer's workers' compensation injuries and works closely with the employer in managing the employer's workers' compensation program.

The Company determines the premium to be charged an employer based on several factors, including: (i) the expected dollar loss per $100 of payroll for the employer's industry; (ii) the employer's experience modifier, a measurement of the difference between the employer's past claims experience and its industry average; (iii) an upward or downward adjustment to the premium based on the Company's assessment of the risks associated with providing coverage for the employer; and (iv) competitive market prices. An employer's expected dollar loss and experience modifier are each determined by an independent rating agency established or adopted by its state, based on a three-year average of the claims experience of the employer and its industry.

In addition to standard guaranteed-cost policies, the Company offers, on a limited basis, a deductible guaranteed-cost policy under which the employer is responsible for all medical and indemnity expenses up to a specific dollar amount, while the Company is responsible for medical and indemnity expenses over that level. The Company provides the same comprehensive management services for the deductible guaranteed-cost policies and the standard guaranteed-cost policies.

In 2002, the Company began a strategic initiative to sell its workers' compensation products and services on a fee-for-service basis. This strategic initiative extends the Company's workers' compensation services to self-insured employers and other alternative market non-risk products. The Company charges a fee to these customers based on the expected number of claims managed or the time committed to the customer. This service product provides a non-insurance revenue line for the Company. At December 31, 2003, the Company had 12 customers totaling approximately $250,000 in annualized revenues related to this initiative.

Sales and Marketing

The Company sells its workers' compensation products and services to insured and self-insured employers through independent insurance agencies and brokers, including several large national agencies. Agency commissions averaged 7.3% of the Company's gross premiums earned in 2003, compared to 6.9% in 2002 and 7.6% in 2001. The Company's ten highest producing agencies accounted for $22.9 million or 39.3% of premiums in force in 2003, compared to $19.7 million or 36.3% in 2002 and $24.8 million or 29.7% in 2001. No agency accounted for more than 6.0% of premiums in force in 2003, compared to 5.3% in 2002 and 6.4% in 2001. The Company continually markets its products and services to its agencies to keep them aware of developments in the Company's business. Each state's underwriting team is responsible for establishing and maintaining agency relationships.

Reinsurance

The Company shares the risks and benefits of the insurance it underwrites through reinsurance. The Company purchases reinsurance to protect it from potential losses in excess of the level management is willing to accept. From 1995 to 2003, the Company's primary reinsurance was excess of loss coverage that limited its per-incident exposure.

Under "excess of loss" policies, the Company pays the reinsurer a percentage of the Company's gross premiums earned, and the reinsurer agrees to assume all risks relating to injuries over a specific dollar amount on a per occurrence basis. Excess of loss coverage in Minnesota is provided by a state established organization, the Minnesota Workers' Compensation Reinsurance Association (WCRA). In non-Minnesota states, excess of loss coverage is purchased through private reinsurers.

The following table summarizes our reinsurance coverage (all losses ceded on a per occurrence basis):

		Covers Losses Per Occurrence:	
		In Excess of:	Limited to:
Minnesota:			
2003	WCRA	$360,000	Statutory limit
	Various reinsurers	$200,000	$360,000
2002	WCRA	$350,000	Statutory limit
2001	WCRA	$330,000	Statutory limit
Non-Minnesota:			
2003	Various reinsurers	$200,000	$20.0 million excluding acts of terrorism
2002	Various reinsurers	$300,000	$20.0 million
2001	Various reinsurers	$300,000	Statutory limit

The Company decreased its retention in 2003 to further reduce volatility in its operating results.

In 1998, the Company purchased excess of loss coverage through GE Reinsurance Corporation that provided reinsurance for claims occurring on or after July 1, 1998, for policies with effective dates prior to January 1, 2001, up to $275,000 in excess of $25,000 in all states except Minnesota. In Minnesota, the coverage was $255,000 in excess of $25,000 for 1998, $265,000 in excess of $25,000 for 1999 and $275,000 in excess of $25,000 for 2000 and 2001. This coverage was purchased to reduce risk and volatility in the Company's operating performance. Although this contract was terminated effective December 31, 2000, it remained effective in 2001 for policies in force at December 31, 2000 through expiration, not to exceed fifteen months after December 31, 2000. Policies written or renewed with effective dates after January 1, 2001 were not covered under this lower level excess of loss reinsurance policy.

The Company annually reviews the financial stability of its reinsurers. This review includes a ratings analysis of each reinsurer participating in an existing reinsurance contract or from whom we have a recoverable. The following details the Company's reinsurers and the current A.M. Best rating assigned to each as of March 15, 2004:

Reinsurer	A.M. Best Rating
GE Reinsurance Corporation	A
General Reinsurance Corporation	A++
Everest Reinsurance Company	A+
Platinum Underwriters Reinsurance, Inc.	A
Continental Casualty Company	A
SCOR Reinsurance Company	B++
Transatlantic Reinsurance Company	A++

Based on this review at December 31, 2003, the Company believes its reinsurance balances are collectible and expects its reinsurers to honor their obligations. Further, the Company is not aware of any developments with respect to these reinsurers that would result in uncollectible reinsurance balances. In the event that these reinsurers are unable to honor their obligations to the Company due to insolvency or otherwise, the Company will be required to pay these obligations itself and the result could have a material adverse effect on the Company's future results of operations and financial condition.

Competition

The workers' compensation industry is highly competitive. The Company competes with insurance companies, managed health care organizations and state sponsored insurance pools for its insured products and with Third Party Administrators for its fee-for-service business. Unlike the Company, which offers only workers' compensation products and services, these competitors may offer additional products and services to employers, including other forms of insurance. As a consequence, these competitors may have certain advantages in pricing their workers' compensation products. In addition, certain of these competitors are offering a management approach similar to that offered by the Company. Many of the Company's competitors have greater financial and operating resources than the Company.

Competitive factors in the industry include premium rates, level of service and ability to reduce claims expense. The Company believes that its workers' compensation insurance products are competitively priced and its premium rates are typically lower than those for customers assigned to state sponsored risk pools. The Company also believes that its level of service and its ability to reduce claims are strong competitive factors that have enabled it to retain existing customers and attract new customers.

Insurance companies enter and exit states' workers' compensation markets depending on their appraisal of current market conditions. Many insurance companies stopped underwriting workers' compensation insurance during the early 1990's due to rising costs that were not matched by reductions in statutory benefits or higher premium rates. In the mid to late 1990's, the Company experienced increased market pressure as new insurance companies and single line workers' compensation insurance companies entered the market. In 2003, 2002 and 2001, many insurers withdrew from the markets in which the Company operates, as premium rates were insufficient to cover the cost of benefits paid.

Insurance companies compete with the Company primarily for insured customers that have lower past claims experience or lower experience "modifiers." As a result, the Company experiences increased competition on its renewing workers' compensation policies as a result of reducing customers' experience modifiers and it expects to continue to experience this competition.

Another competitive factor results from the fact that some insured employers will not purchase workers' compensation products from insurance companies with an A.M. Best rating less than "A". In addition, certain insurance companies that write umbrella policies will not provide coverage to an employer if a portion of the employer's underlying insurance policy, such as the workers' compensation portion, is written by an insurance company with a less than "A" rating. The Company believes that its B+ rating from A.M. Best may make it difficult for the Company to provide its products to certain employers. Historically, in these instances, the

Company competed by writing these employers using an "A" rated insurer's paper. This process, known as fronting, added additional cost for ACIC but allowed the Company access to markets it may have otherwise not been able to access. The Company does not currently have a fronting arrangement in effect and believes that its ability to find a fronting company at a reasonable cost in 2004 will be difficult.

The Company's insurance subsidiary was assigned a rating of B+ (Very Good, Secure) on a scale of A++ (Superior) to F (In Liquidation) on March 9, 2004. This represented an upgrade from a B rating assigned on April 1, 2003 and a B− rating assigned by A.M. Best in February 2002. A.M. Best assigns a rating after quantitatively and qualitatively evaluating the Company's financial condition and operating performance. Furthermore, A.M. Best ratings are not ratings of the Company or any of its securities.

Data Management

In 1995, the Company developed and implemented its own proprietary policy management system to process insurance applications and issue and endorse policies. In 1996, the Company developed and implemented its own proprietary case and claims management and medical fee adjudicating systems to manage claims, audit medical fees, pay claims, provide reports to policyholders and analyze claims data. In 1999, the Company developed and implemented its own proprietary billing, cash receipts, collections and agency commission systems. These systems continue to be maintained and upgraded by the Company. The Company continues to utilize third-party software to maintain financial information, prepare accounting reports and financial statements and pay vendors. The Company also contracts with a third-party provider of payroll services for payroll, benefit and human resource software services. The Company utilizes other licensed software from national vendors to maintain its financial records, file statutory statements with insurance regulators and perform other general business.

Employees

The Company had 134 full-time employees at December 31, 2003. Approximately 69 worked in the Company's administrative and financial functions and 65 served on, provided service to or managed approximately nine operating teams. None of the Company's employees are subject to collective bargaining agreements. The Company believes its employee relations are good.

Regulation

The Company's insurance subsidiary is regulated by governmental agencies in the states in which it operates, and will be subject to regulation in any state in which it provides workers' compensation products and services in the future. State regulatory agencies have broad administrative power over all aspects of the Company's workers' compensation business, including premium rates, benefit levels, policy forms, dividend payments, capital adequacy and the amount and type of its investments. These regulations are primarily intended to protect covered employees and policyholders rather than the insurance company. Both the legislation covering insurance companies and the regulations adopted by state agencies are subject to change.

Workers' compensation coverage is a creation of state law, subject to change by state legislature, and is influenced by the political processes in each state. Several states have mandated that employers receive coverage only from state operated funds. New laws affecting the workers' compensation system in Minnesota, Colorado and Michigan and any other state where the Company may operate, including laws that require all employers to participate in state sponsored funds or that mandate premium reductions, could have a material adverse effect on the Company.

Company Information

The Company maintains a website at *www.rtwi.com*. Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and periodic reports on Form 8-K (and any amendments to these reports) are available free of charge on the Company's website.

Executive Officers of the Registrant

The following are the executive officers of the Company at March 15, 2004:

Name	Age	Position
John O. Goodwyne	65	Chairman of the Board
Jeffrey B. Murphy	42	President, Chief Executive Officer and Director
Alfred L. LaTendresse	55	Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Keith D. Krueger	45	Vice President — Insured Products and Assistant Secretary
David M. Dietz	37	Vice President — Alternative Products
Patricia M. Sheveland	45	Vice President — Case and Claims Management

John O. Goodwyne became Chairman of the Board in December 2003. Mr. Goodwyne joined the Company's Board of Directors in December 2001 and has served as a Director of the Company since that time. Since 1974, Mr. Goodwyne has been the owner and President of J N Johnson Sales & Service Inc., a local contractor for fire protection systems and distributor of fire extinguishers. In addition, since 1982, he has been owner and President of Low Voltage Contractors Inc., a leading local contractor for installation and service of fire alarm, security and nurse call systems.

Jeffrey B. Murphy joined the Company in October 1994 as Controller. Mr. Murphy was promoted to Chief Financial Officer in February 2000 and named President and Chief Executive Officer in December 2003. Mr. Murphy was further nominated to the Board in March 2004. Mr. Murphy was the Corporate Controller and held other management positions for Midcontinent Media, Inc. from 1989 to 1994. Prior to that time, Mr. Murphy served in various financial audit positions with Grant Thornton LLP from 1983 to 1989. Mr. Murphy was elected a Director of the Company in March 2004.

Alfred L. LaTendresse rejoined the Company in December 2001 as Executive Vice President and further assumed the roles of Chief Financial Officer, Treasurer and Secretary in December 2003. Mr. LaTendresse served as Chief Operations Officer and Chief Financial Officer for Headwater Systems, Inc., a radio frequency identification technology company, from June 1999 to December 2001. Mr. LaTendresse initially joined the Company as Chief Financial Officer in 1990 and later became Secretary and Treasurer. Mr. LaTendresse departed from the Company in December 1998. Mr. LaTendresse served as a Director of the Company from July 1993 until January 1995 and from December 2001 to March 2004. Mr. LaTendresse is a member of the American Institute of Certified Public Accountants and the Minnesota Society of Certified Public Accountants.

Keith D. Krueger joined the Company in September 1998 as the Director of Underwriting and Pricing for the Company's Minnesota regional office. He was promoted to Director of Underwriting Services for the Company's Home Office in October 1999 and served in this capacity until being promoted to Vice President — Underwriting and Sales in March 2002 (later renamed Vice President — Insured Products in December 2003). Prior to joining the Company, Mr. Krueger was a Commercial Lines Underwriting Manager for Citizens Security Mutual Insurance from June 1997 to August 1998. From March 1995 to May 1997, Mr. Krueger was Vice President — Underwriting and Marketing for American West Insurance. He is a member of the American Institute for Property and Liability Underwriters and holds the CPCU designation.

David M. Dietz joined the Company in July 2002 as the Director of Self-Insured Services in the Company's Home Office and was promoted to Vice President — Alternative Products in December 2003. Mr. Dietz came to the Company with fourteen years of experience in the insurance industry. Prior to joining the Company, Mr. Dietz served as Senior Vice President, Marketing and Technical Sales for Benfield Blanch, Inc. from September 2000 to July 2002. Mr. Dietz also served in various management roles for EBI Companies, Citizens Management, Inc., TIG Insurance and Sentry Insurance from 1989 to 2000.

Patricia M. Sheveland was appointed to Vice President — Case and Claims Management in January 2002. Ms. Sheveland joined the Company in April 1990 and has held various management positions of increasing importance including General Manager of Operations in the Colorado regional office and Director of Operations for the Colorado, Michigan and Massachusetts regions. Prior to joining the Company, Ms. Sheveland worked as an Occupational Nurse for Kmart Corporation.

Item 2. ***Properties***

The following is a summary of properties leased by the Company at December 31, 2003:

Location and Description	Area Leased (in Square Feet)	Termination
Bloomington, Minnesota; Headquarters and Minnesota office space	26,301	September 2007
Denver, Colorado; Colorado office space	7,825	April 2005
St. Louis, Missouri; Missouri office space	6,542	September 2005
Detroit, Michigan; Michigan office space	7,118	May 2007
Grand Rapids, Michigan; Michigan office space	4,631	April 2006

Item 3. ***Legal Proceedings***

In the ordinary course of administering its workers' compensation management program, the Company is routinely involved in adjudicating claims resulting from workplace injuries. The Company is not involved in any legal or administrative claims that it believes are likely to have a material adverse effect on the Company's operations or financial condition.

Item 4. ***Submission of Matters to a Vote of Security Holders***

On December 11, 2003, the Company held its 2003 Annual Meeting of Shareholders. The first item of business was a vote to elect three directors to fill director terms that expired in 2003. David C. Prosser, J. Alexander Fjelstad and John O. Goodwyne were elected as directors of the Company until the Annual Meeting of Shareholders in 2006, or until their respective successors are duly elected and qualified. Shareholders present in person or proxy at the annual meeting voted for each director as follows:

David C. Prosser	FOR:	4,881,905
	WITHHELD:	61,456
J. Alexander Fjelstad	FOR:	3,763,042
	WITHHELD:	1,180,319
John O. Goodwyne	FOR:	4,882,644
	WITHHELD:	60,717

On December 17, 2003, Mr. Fjelstad resigned as a director of the Company.

The second item of business to come before the meeting was a vote to approve of Ernst & Young LLP as Independent Auditors of the Company for the year ended December 31, 2003. Shareholders present in person or proxy at the annual meeting voted as follows:

FOR:	4,912,031
AGAINST:	23,904
ABSTAIN:	7,426

Accordingly, Ernst & Young LLP was elected as Independent Auditors of the Company for the year ended December 31, 2003.

The third item of business to come before the meeting was a vote to amend the RTW, Inc. 1995 Employee Stock Purchase Plan to increase by 50,000 the number of shares authorized under the plan. Shareholders present in person or proxy at the annual meeting voted as follows:

FOR:	2,638,880
AGAINST:	1,142,927
ABSTAIN:	31,844

Accordingly, the number of shares authorized under the RTW, Inc. 1995 Employee Stock Purchase Plan was increased by 50,000 shares.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Quarterly Stock Price Comparison and Dividends

The Company's shares are publicly traded on The Nasdaq Stock Market under the symbol RTWI. The Company effected a one-for-two reverse-split of its common stock on November 22, 2002. The table below sets forth the range of high and low sales prices for the Company's stock for each quarter during the past two years, as adjusted for the reverse-split. The Company had approximately 2,000 shareholders of its common stock at the close of trading on March 1, 2004.

Fiscal Year:		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003	High	$3.01	$4.37	$4.00	$7.60
	Low	1.79	2.38	3.45	3.78
2002	High	2.70	3.74	2.70	2.54
	Low	0.72	1.16	0.94	1.20

The Company has never paid cash dividends on its common stock. The Company currently intends to retain any and all income for use in its business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to payment of dividends will depend on the financial condition and results of operations of the Company and such other factors deemed relevant by the Board of Directors.

Item 6. *Selected Financial Data*

The consolidated statements of operations data set forth below for each of the three years in the period ended December 31, 2003, and the consolidated balance sheet data at December 31, 2003 and 2002 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The consolidated statements of operations data set forth below for the two years in the period ended December 31, 2000, and the consolidated balance sheet data at December 31, 2001, 2000 and 1999, are derived from audited consolidated financial statements not included herein. The information set forth below should be read in conjunction with "Management's Discussion and

Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

	2003	2002	2001	2000	1999
		(In thousands, except per share data)			
Total revenues	$ 51,558	$ 67,146	$ 95,723	$ 83,299	$ 77,812
Income (loss) from operations	6,635	10,325	(15,761)	(14,780)	8,357
Net income (loss)	6,999	14,319	(25,215)	(9,708)	6,167
Basic income (loss) per share	1.37	2.78	(4.89)	(1.79)	1.00
Diluted income (loss) per share	1.32	2.78	(4.89)	(1.79)	1.00
Premiums in force at year end	58,100	54,200	83,700	99,400	87,200
Total assets	202,168	223,834	218,307	194,535	176,511
Notes payable	—	1,250	4,500	7,000	—
Total shareholders' equity	35,587	29,810	14,222	38,736	55,565

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

RTW, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company — RTW, Inc. (RTW) and its wholly-owned insurance subsidiary, American Compensation Insurance Company (ACIC), provide disability management services to employers. Collectively, "we," "our" and "us" refer to these entities in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We have developed two proprietary management systems: (i) the RTW SOLUTION®, designed to lower employers' workers' compensation costs and return injured employees to work as soon as possible; and (ii) ID15®, designed to identify those injured employees who are likely to become inappropriately dependent on the workers' compensation system. We currently provide workers' compensation management services to employers insured through our insurance subsidiary, to self-insured employers on a fee-for-service basis and on a consulting basis charging hourly fees.

During 2003, we operated primarily in Minnesota, Colorado and Michigan. In 2001, we closed our regional offices in Missouri (which served Missouri, Illinois and Kansas) and Massachusetts (which served Massachusetts, Connecticut, New Hampshire, Rhode Island and Maine). Collectively, these regional offices had remaining premiums in force totaling $1.4 million at December 31, 2002. We completed running off this business in February 2003.

On March 9, 2004, our A.M. Best financial rating was upgraded from B (Fair, Vulnerable) to B+ (Very Good, Secure) as a result of: (i) our continued profitable operating performance in 2003; and (ii) improved capitalization in ACIC as statutory surplus increased to $33.0 million at December 31, 2003 from $26.8 million at December 31, 2002 due to our earnings in 2003. We believe that our B+ rating from A.M. Best may make it difficult to provide our products to certain employers.

Additional information about RTW is available on our website, www.rtwi.com.

Challenges, risks, uncertainties and trends — We derive our revenue almost entirely from workers' compensation insurance premiums and investment income including gains and losses from sales of securities. A small portion of our revenue is derived from non-insurance workers' compensation services. We are subject to the challenges, risks, uncertainties and trends that affect the workers' compensation property and casualty insurance sector of our economy including the following:

- *Workers' compensation is a state regulated industry:* Workers' Compensation is governed and regulated by state governmental agencies. We are and will be subject to state regulation in any state in which we provide workers' compensation products and services, now and in the future. State regulatory agencies have broad administrative power with respect to all aspects of our business, including premium rates, benefit levels, policy forms, dividend payments, capital adequacy and the amount and type of investments. Legislation covering insurance companies and the regulations adopted by state agencies are subject to change and any change may adversely affect our operations.

- *Workers' compensation claims and related expenses can be volatile.* Worker's compensation is a long-tailed property and casualty insurance line. Claims for a given year are open on average for twelve to thirteen years and it is not unusual for workers' compensation insurers to have claims open for thirty or more years. We have operated our insurance company since 1992 and therefore have limited experience (12 years), and accordingly, are subject to volatility. See further discussion under "Claim and Claim Settlement Expenses".

- *Workers' compensation is subject to inflationary pressures.* Worker's compensation is subject to both medical and wage inflation. The cost of medical care has increased in recent years faster than inflation, in excess of 10%. This has resulted in reduced profitability in the workers' compensation insurance line. New medical procedures could evolve and new legal theories developed that could cause older claims to re-open and increase expense. See further discussion under "Claim and Claim Settlement Expenses".

- *Workers' compensation pricing is cyclical.* In 2003, we were able to increase premium rates on renewing policies 1.4%. This compares to rate increases of 9.0%, 18.5% and 11.7% realized in 2002, 2001 and 2000, respectively. These increases came after many years of pricing decreases that unfavorably affected the industry in the late 1990's. If we are unable to maintain rate increases, our profit margin will be adversely affected. See further discussion under "Premiums in Force and Gross Premiums Earned".

- *Reinsurance costs for workers' compensation have increased.* Reinsurance costs for the entire sector increased over the prior year continuing a pattern of cost increases beginning in 2001. These higher costs, if not recovered through increased pricing from our customers, will adversely affect our profit margin. See further discussion under "Premiums Ceded".

- *Low interest rates reduce our investment income.* Interest rates for investment grade instruments are at historic lows. Our investment income is directly affected by the interest rate at which we invest our free cash flow. The current rate environment has contributed to a significant mortgage refinancing boom, resulting in prepayment of our mortgage backed investments and an increase in our cash on hand in ACIC. A continuation of this trend and environment will adversely affect our investment income. See further discussion under "Investment Income and Net Realized Investment Gains".

Significant Accounting Policies — Our significant accounting policies are summarized in Note 1 — "Summary of Significant Accounting Policies" to our accompanying Consolidated Financial Statements. Our significant accounting policies include those policies related to our accounting for: (i) premiums earned; (ii) unpaid claim and claim settlement expenses, including reserves for incurred but not reported claims; (iii) policy acquisition costs; (iv) deferred income taxes; and (v) investments. These accounting policies are further discussed in detail within each section of this "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Off-Balance Sheet Arrangements — We do not have any Off-Balance Sheet Arrangements.

Financial Summary — This financial summary presents our discussion and analysis of the consolidated financial condition and results of operations of RTW, Inc. This review should be read in conjunction with the Consolidated Financial Statements at December 31, 2003.

The following table provides an overview of our key operating results (000's, except per share amounts):

	Year Ended December 31,		
	2003	2002	2001
Gross premiums earned	$54,431	$62,506	$ 97,420
Premiums earned	46,290	60,264	86,057
Total revenues	51,558	67,146	95,723
Claim and claim settlement expenses	27,256	40,533	80,103
Net income (loss)	6,999	14,319	(25,215)
Diluted income (loss) per share	$ 1.32	$ 2.78	$ (4.89)

RTW reported a decrease in gross premiums earned to $54.4 million in 2003 from $62.5 million in 2002. Total revenues decreased in 2003 to $51.6 million from $67.1 million in 2002 due to a decrease in premiums in force related primarily to our regional office closures and non-renewing insurance policies for Professional Employer Organizations (PEO's) in Michigan.

We reported net income of $7.0 million in 2003 compared to net income of $14.9 million in 2002 and a net loss of $25.2 million in 2001. We reported basic and diluted income per share of $1.37 and $1.32, respectively, in 2003 compared to basic and diluted income per share of $2.78 in 2002 and basic and diluted net loss per share of $4.89 in 2001. The primary factors affecting our 2003 operating results included the following:

- Gross premiums earned decreased 12.9% in 2003 from 2002 due primarily to a 17.7% decrease in average premiums in force to $53.6 million for 2003 from $65.1 million in 2002. See further discussion under "Premiums In Force and Gross Premiums Earned";

- Premiums earned decreased 23.2% in 2003 from 2002. Premiums earned in 2003 reflect: (i) the decrease in premiums in force as a result of the 2002 run-off policies in our discontinued regions and from our actions in removing unprofitable accounts; (ii) an increase in premiums ceded as our cost of excess of loss increased significantly in 2003; and (iii) additional ceded premiums as we lowered retentions in all our regions to $200,000 to reduce volatility in our operating results. Additionally, in 2003, premiums ceded increased by $92,000 resulting from a change in cost related to excess of loss reinsurance in Minnesota compared to a $1.4 million decrease in excess of loss premiums ceded in 2002;

- In addition to the factors affecting premiums earned, total revenues also declined as net realized investment gains decreased to $685,000 in 2003 from $1.7 million in 2002;

- Claim and claim settlement expenses decreased to 58.8% of premiums earned for 2003 from 67.3% for 2002. See further discussion under "Claim and Claim Settlement Expenses"; and

- At December 31, 2003, we maintained a $3.6 million valuation allowance against deferred tax assets. This allowance was originally established at December 31, 2001 at $14.5 million, and was decreased by $7.9 million in 2002 and $3.0 million in 2003. The $3.0 million and $7.9 million decreases in the valuation allowance favorably affected our income tax expense in 2003 and 2002, respectively. See further discussion under "Income Taxes."

We expect 2004 premiums in force to increase from levels in 2003. We also anticipate that we will continue to realize slight premium rate increases in 2004, consistent with those realized in 2003 but significantly lower than experienced in 2002. We further expect to increase alternative, non-risk revenue in 2004. We will focus on achieving profitability in our markets by: (i) aggressively managing and closing claims; (ii) reviewing policy profitability at renewal and removing unprofitable accounts; and (iii) aggressively managing policy acquisition costs and general and administrative expenses.

In the following pages, we take a look at the 2003, 2002 and 2001 operating results for items in our Consolidated Statement of Operations and also explain key balance sheet accounts in greater detail.

Results of Operations

Total revenues: Our total revenues include premiums earned, investment income, net realized investment gains and other income. The following table summarizes the components of our revenues and premiums in force (000's):

	Year Ended December 31,		
	2003	2002	2001
Gross premiums earned	$54,431	$62,506	$97,420
Premiums ceded	(8,141)	(2,242)	(11,363)
Premiums earned	46,290	60,264	86,057
Investment income	4,474	5,139	6,415
Net realized investment gains:			
Realized investment gains	685	1,930	1,225
Realized investment losses	—	(209)	(62)
Net realized investment gains	685	1,721	1,163
Other income	109	22	2,088
Total revenues	$51,558	$67,146	$95,723

	2003	2002	2001
Premiums in force by regional office at year-end			
Minnesota	$32,000	$23,000	$26,700
Colorado	13,000	11,800	13,100
Michigan	13,100	18,000	21,700
Missouri	—	700	10,300
Massachusetts	—	700	11,900
Total premiums in force	$58,100	$54,200	$83,700

Premiums In Force and Gross Premiums Earned: Premiums on workers' compensation insurance policies are our largest source of revenue. Premiums earned are the gross premiums earned by us on in force workers' compensation policies, net of the effects of ceded premiums under reinsurance agreements.

The premium we charge a policyholder is a function of its payroll, industry and prior workers' compensation claims experience. In underwriting a policy, we receive policyholder payroll estimates for the ensuing year. We record premiums written on an installment basis matching our billing to the policyholder and earn premiums on a daily basis over the life of each insurance policy based on the payroll estimate. We record the excess of premiums billed over premiums earned for each policy as unearned premiums on our balance sheet. When a policy expires, we audit employer payrolls for the policy period and adjust the estimated payroll and the policyholder's premium to its actual value. The result is a "final audit" adjustment recorded to premiums earned when the adjustment becomes known. Final audit premiums recognized during the period include billed final audit premiums plus (or minus) the change in estimate for premiums on unexpired and expired unaudited policies.

Our premiums in force increased 7.2% to $58.1 million at December 31, 2003 from $54.2 million at December 31, 2002. Premiums in force in our Minnesota and Colorado regions grew $9.0 million and $1.2 million, respectively, in 2003. The increases in the Minnesota and Colorado regions were offset by a $4.9 million decrease in Michigan, resulting primarily from our non-renewal of approximately $8.0 million of PEO business, partially offset by new business written. We also completed run-off of the remaining policies in our Missouri and Massachusetts regions in February 2003. Average premiums in force decreased to $53.6 million in 2003 from $65.1 million in 2002 and $95.2 million in 2001. In order to improve profitability, we aggressively targeted policies that did not meet our underwriting profit margin standards for non-renewal or re-underwriting at increased rates at policy expiration in 2003, 2002 and 2001. Our average annual premium per policy increased to $85,400 in 2003 from $80,400 in 2002 and $56,800 in 2001 as a result of the focused aggressive re-underwriting in those years.

Our gross premiums earned decreased 12.9% to $54.4 million in 2003 from $62.5 million in 2002. This decrease resulted primarily from: (i) the decrease in average premiums in force; offset by (ii) final audit premiums which increased gross premiums earned by $323,000 in 2003, compared to a $1.7 million decrease in 2002.

Gross premiums earned decreased 35.8% to $62.5 million in 2002 from $97.4 million in 2001. This decrease resulted from: (i) the decrease in average premiums in force; and (ii) final audit premiums which decreased gross premiums earned by $1.7 million in 2002 compared to a $1.8 million increase in 2001.

In 2003, 2002 and 2001, we were able to increase premium rates on renewing policies an average of 1.4%, 9.0% and 18.5%, respectively. We have been able to increase premium rates in our markets due to the following:

- Many workers' compensation insurers have withdrawn from the markets in which we write premiums as profitability diminished in the workers' compensation insurance line;
- Reinsurance rates for workers' compensation insurers have increased due to: (i) reductions in reinsurer's surplus as a result of the September 11, 2001 terrorist acts against the United States; (ii) recent unprofitability resulting from highly competitive reinsurance pricing; (iii) settlements related to certain reinsurance treaties written in the late 1990's; (iv) five major reinsurers leaving the market in 2003; and (v) low investment yields. These rate increases have resulted in increased costs for workers' compensation insurers. Insurers, including RTW, have raised premium rates to offset these increases in reinsurance premiums; and
- A number of workers' compensation insurers' financial ratings decreased due to reserve adjustments recorded in 2003, 2002 and 2001 resulting in a reduced capacity and creditworthiness of those insurers.

Premiums Ceded: Reinsurance agreements allow us to share certain risks with other insurance companies. We purchase reinsurance to protect us from potential losses in excess of the level we are willing to accept. We expect the companies to which we have ceded reinsurance to honor their obligations. In the event that these companies are unable to honor their obligations to us, we will be required to pay these obligations ourselves. We are not aware of any developments with respect to our reinsurers that would result in uncollectible reinsurance balances.

Under our excess of loss reinsurance policies, we pay reinsurers to limit our per-incident exposure and record this cost to premiums ceded as a reduction of gross premiums earned. In Minnesota, we are required to purchase excess of loss coverage for our Minnesota policies from the Minnesota Workers' Compensation Reinsurance Association (WCRA). The following table summarizes our reinsurance coverage (all losses ceded on a per occurrence basis):

		Covers Losses Per Occurrence:	
		In Excess of:	**Limited to:**
Minnesota:			
2003	WCRA	$360,000	Statutory limit
	Various reinsurers	$200,000	$360,000
2002	WCRA	$350,000	Statutory limit
2001	WCRA	$330,000	Statutory limit
Non-Minnesota:			
2003	Various reinsurers	$200,000	$20.0 million excluding acts of terrorism
2002	Various reinsurers	$300,000	$20.0 million
2001	Various reinsurers	$300,000	Statutory limit

We decreased our retention in 2003 to further reduce volatility in our operating results.

The following table summarizes the components of premiums ceded (000's):

	Year Ended December 31,		
	2003	2002	2001
Premiums ceded:			
Excess of loss reinsurance premiums:			
WCRA and other non-Minnesota excess of loss policies	$(8,141)	$(2,242)	$ (4,066)
$25,000 to $300,000 excess of loss policy	—	—	(7,297)
Premiums ceded	$(8,141)	$(2,242)	$(11,363)

Premiums ceded to reinsurers increased to $8.1 million in 2003 from $2.2 million in 2002. The increase in premiums ceded, resulted primarily from: (i) our cost for excess of loss reinsurance coverage in our non-Minnesota regions increased substantially in 2003 while our Minnesota cost decreased only slightly; (ii) we decreased our retention to $200,000 in all our regions in 2003 by purchasing increased excess of loss coverage in order to further reduce volatility in our operating results; and (iii) the 2003 results include a $92,000 increase in excess of loss premiums ceded resulting from a change in estimated reinsurance cost for the WCRA compared to a $1.4 million decrease in excess of loss premiums ceded in 2002.

Premiums ceded to reinsurers decreased to $2.2 million in 2002 from $11.4 million in 2001. The decrease in premiums ceded resulted from: (i) a $7.3 million reduction in premiums ceded under our $25,000 to $300,000 excess of loss reinsurance policy; (ii) a $1.4 million reduction in excess of loss premiums ceded resulting from a change in estimated reinsurance cost for Minnesota excess of loss coverage; and (iii) a decrease in gross premiums earned offset by an increase in non-Minnesota excess of loss costs in 2002.

2004 Outlook: The 2004 outlook for premiums in force, gross premiums earned and premiums ceded include the following factors:

- Premium rates are expected to increase only slightly on new and renewing policies as we filed our rates at the high end in each region in which we operated in 2003 and 2002, leaving little room to further increase rates in 2004. We expect to continue to improve and add to our agency relationships in 2004. Coupled with an improved A.M. Best rating, we expect to increase premiums in force in 2004 with new business increases occurring primarily in our Minnesota and Michigan regions;
- Our 2004 gross premiums earned will move in the same direction as our premiums in force, lagging slightly as premiums are earned over the term of the insurance policy; and
- Premiums ceded under excess of loss policies will increase significantly as a percent of gross premiums earned when compared to the results attained for 2003. We have established a $200,000 retention in all our regions in 2004. The cost of excess of loss reinsurance has increased at all retention levels and for all regions in 2004.

Investment Income and Net Realized Investment Gains: Our investment income includes earnings on our investment portfolio and, in 2002 and 2001, interest on our deposit receivable. Our net realized investment gains, displayed separately on our accompanying Consolidated Statements of Operations, include gains and losses from sales of securities. In 2003, we sold certain securities within the portfolio to take advantage of favorable interest rates and realized investment gains totaling $685,000. In 2002 and 2001, we sold certain securities within the portfolio and realized investment gains totaling $1.9 million and $1.2 million, respectively, as we repositioned the portfolio. Recognition of realized investment gains and losses in the future would depend on sales of our investments, if any, to meet our short-term cash requirements or as we replace securities to manage our portfolio returns.

At December 31, 2003 and 2002, we were invested entirely in U.S. domiciled investment-grade taxable fixed maturity investments. We also held significant cash and cash equivalents totaling $39.7 million and $36.3 million at December 31, 2003 and 2002, respectively. In December 2002, we received $28.8 million from terminating our contract with St. Paul RE (SPR). This amount was reinvested in January and February 2003. In order to reduce the near term interest rate risk on the portfolio, we built our cash position throughout 2003 by holding cash received on mortgage-backed security prepayments and through sales of securities in September 2003 with the expectation that interest rates will rise in the near term. Subsequent to December 31, 2003, we began to diversify our portfolio by investing in tax-exempt municipal securities to take advantage of the tax benefits of those securities and interest rate spreads. We classify our investments as available-for-sale. We intend to hold our available-for-sale investments to maturity, but may sell them before maturity in response to tax planning considerations, changes in interest rates, changes in prepayment risk and changes in funding sources or terms, or to address liquidity needs. Our primary investment objective is to maintain a diversified, high-quality, fixed-investment portfolio structured to maximize our after-tax investment income without taking inappropriate credit risk. For further discussion of investments, see the "Investments" section of this Management's Discussion and Analysis.

Investment income decreased to $4.5 million in 2003 from $5.1 million in 2002. After excluding $736,000 of interest earned on our deposit receivable from SPR in 2002, for which there was no equivalent amount earned in 2003, investment income increased slightly to $4.5 million in 2003 from $4.4 million in 2002. Investment income increased slightly as average invested assets increased to $96.0 million in 2003 from $77.9 in 2002. This increase in investment income resulting from the increase in assets invested was offset by a decrease in interest rates during 2003. Interest rates declined early in the year, reaching a low point in June 2003 before returning to beginning of the year levels by December 2003. Approximately $20.3 million of mortgage-backed securities in our investment portfolio were repaid earlier than expected due to the significant consumer mortgage refinancing that occurred in 2003. The funds that came available could not be reinvested at comparable rates, causing the book investment yield to decline from 2002. Our book investment yield, excluding cash and cash equivalents, declined to 4.6% at December 31, 2003 from 4.9% at December 31, 2002. The investment yields realized in future periods will be affected by yields attained on new investments.

Investment income decreased to $5.1 million in 2002 from $6.4 million in 2001. Investment income decreased as our invested assets decreased to $81.4 million at December 31, 2002 from $89.2 million at December 31, 2001 and our investment yields decreased as we moved out of corporate securities in 2002 and reinvested in lower yielding securities due to changes in market interest rates and our desire to lower risk by buying higher rated government and mortgage-backed securities. This decrease was partially offset by an increase in interest earned on our deposit receivable to $736,000 in 2002 from $518,000 in 2001. Our invested assets decreased due to decreases in operating cash flow in 2002 and 2001, resulting primarily from: (i) reduced premiums in force and premiums written; (ii) timing differences between paying premiums ceded and recovering paid claim and claim settlement expenses; (iii) the receipt of premiums and the payment of claim and claim settlement expenses; and (iv) net cash provided by lower investment income. Investment yields decreased to 4.9% for 2002 from 6.1% for 2001. The investment yields realized in future periods would be affected by yields attained on new investments.

2004 Outlook: We expect that income from our investment portfolio for 2004 will be affected by the following:

- Our investment in tax-exempt municipal bonds will reduce investment income and favorably affect net income as investment yields will be lower on a pre-tax basis but will be higher on a tax-adjusted basis;
- We expect interest rates to increase in 2004. The timing of any such rate increases in unknown at this time. We intend to invest our excess cash into higher yielding investments in 2004 as the rates increase;
- Cash flows for 2004 are expected to be adversely affected by decreases in cash flows resulting from claim payments on claims from 2003 and prior years offset by cash flows from our premiums as we increase our premiums earned in 2004;

- Recognition of realized investment gains and losses will depend on sales of our investments, if any, to meet our short-term cash requirements or as we reposition our portfolio to further manage our portfolio returns; and

- New and renegotiated reinsurance treaties may affect our future cash flow and future investment income.

Other Income: We recorded and received a refund totaling $2.1 million from the WCRA in 2001. The WCRA periodically reviews its surplus position and refunds excess surplus to its members. This refund represents our share of the excess surplus of the WCRA at December 31, 2000. No such refunds were received in 2002 or 2003. We do, however, expect that fee-for service revenues will increase in 2004 from the $109,000 and $22,000 realized in 2003 and 2002, respectively.

Total Expenses: Our expenses include claim and claim settlement expenses, policy acquisition costs, general and administrative expenses, interest expense and income taxes.

Claim and Claim Settlement Expenses: Claim expenses refer to medical and indemnity benefits that we have paid or expect to pay to claimants for events that have occurred. The costs of investigating, resolving and processing these claims are referred to as claim settlement expenses. We record these expenses, net of amounts recoverable under reinsurance contracts, to claim and claim settlement expenses in the accompanying Consolidated Statements of Operations.

Claim and claim settlement expenses are our largest expense and result in our largest liability. We establish reserves that reflect our estimates of the total claim and claim settlement expenses we will ultimately have to pay under our workers' compensation insurance policies. These include claims that have been reported but not settled and claims that have been incurred but not yet reported to us. For further discussion of reserve determination, see the "Unpaid Claim and Claim Settlement Expenses and Reinsurance Recoverables" section of this Management's Discussion and Analysis.

We experienced a decrease in the estimated number of ultimate claims for 2003 compared to 2002 and 2001. The number of estimated ultimate claims by accident year decreased to approximately 9,600 in 2003 from 11,500 in 2002 and 22,100 in 2001. The net decrease correlates directly to: (i) the decrease in gross earned premiums; and (ii) the re-underwriting that we completed with respect to our in force policies in 2002 and 2001. The gross and net average estimated cost per claim (which includes both claim and claim settlement expenses) totaled approximately $5,000 and $4,200 in 2003 compared to $5,500 and $4,900 in 2002 and $4,500 and $3,400 in 2001, respectively. The 2003 decrease in gross and net average estimated cost per claim is primarily the result of our improved ability to manage cases and claims offset by increases in severity (i.e., the average cost of a claim) caused mainly by inflationary pressures. The trend of increasing severity is attributable to a combination of factors that include increasing medical costs and increasing indemnity payments (reimbursements to injured workers for lost wages) per claim. We have also observed a decline in the number of claims being reported over the last several years. The declining frequency of claims contributes to the increasing severity trend because the frequency decline has been concentrated in less expensive claims (claims involving less time-off from work and less severe injuries).

The number of claims reported but unpaid (open claims) and the approximate average gross and net reserves on these claims each period was: 2003 — 1,115 claims, $28,400 average gross reserve, $21,400 average net reserve; 2002 — 339 claims, $72,800 average gross reserve, $55,900 average net reserve; and 2001 — 300 claims, $89,500 average gross reserve, $44,500 average net reserve. The average gross and net reserves per claim are less in 2003 than in 2002 and 2001 as the open claims include newly reported claims from the later half of 2003, including many with much lower severity that have not had time to close, as well as new claims that are incurred but not yet reported. The remaining open claims from 2002 and 2001 are primarily claims with significant injury characteristics resulting in the increase in outstanding average gross and net reserves per claim.

2003 Compared to 2002: Claim and claim settlement expenses decreased significantly to $27.3 million in 2003 from $40.5 million in 2002. As a percent of premiums earned, claim and claim settlement expenses decreased to 58.9% in 2003 from 67.3% in 2002. These changes are due to the following:

- The decrease in gross premiums earned as discussed above under "Premiums In Force and Gross Premiums Earned;"
- The 2003 results include a $6.7 million decrease in prior years' reserves for unpaid claim and claim settlement expenses compared to the 2002 results which include an $8.4 million decrease in prior years' reserves. Our estimate for unpaid claim and claim settlement expenses decreased in 2003 due to the following: (i) our ability to manage and close claims has improved over our historical experience; (ii) the re-underwriting of our book of business has resulted in claims with profiles different than experienced historically; (iii) the frequency of claims reported in 2003 for 2002 and prior years was less than anticipated when we determined our liability in 2002; and (iv) our estimate of the liability for unpaid claim and claim settlement expenses is volatile due to our relatively limited twelve-year historical claim data and our small claim population;
- Claim and claims settlement expenses decreased in total due to the overall decrease in average premiums in force and decreased as a percent of gross premiums earned as premium rate increases realized in 2002 and 2003 flow through 2003 premium earned; and
- Claim costs continued to reflect increasing medical and indemnity costs in accident year 2003 as compared to accident year 2002 resulting from inflationary pressures.

2002 Compared to 2001: Claim and claim settlement expenses decreased significantly to $40.5 million in 2002 from $80.1 million in 2001. As a percent of premiums earned, claim and claim settlement expenses decreased to 67.3% in 2002 from 93.1% in 2001. These changes are due to the following:

- The decrease in gross premiums earned as discussed above under "Premiums In Force and Gross Premiums Earned;"
- The 2002 results include an $8.4 million decrease in prior years' reserves for unpaid claim and claim settlement expenses compared to the 2001 results which include a $7.7 million increase in prior years' reserves. Our estimate for unpaid claim and claim settlement expenses decreased in 2002 due to the following: (i) in March 2002, the Minnesota State legislature changed the way the commissioner assessed self-insured employers and insurers for estimated liabilities and administrative expenses of the Minnesota Special Compensation Fund. The assessment changed from being paid by the insurer on an indemnity payment basis to an assessment charged on premium to the policyholder. We decreased our recorded accrual in 2002 to reflect this legislative change; (ii) the frequency of claims reported in 2002 for 2001 and prior years was less than anticipated when we determined our liability in 2001; (iii) we overestimated the liability for our mandatory participation in state and national assigned risk pool operating results for states in which we operate in 2001 and reversed that excess in 2002; and (iv) our estimate of the liability for unpaid claim and claim settlement expenses is volatile due to our relatively limited historical claim data and small claim population;
- We recorded estimates of ceded paid and unpaid claim and claim settlement expenses under our $25,000 to $300,000 excess of loss reinsurance agreement totaling $15.2 million in 2001 resulting in a corresponding reduction in 2001 claim and claim settlement expenses. No such benefit was recorded in 2002;
- We increased renewal premium rates an average of 9.0% in 2002 and 18.5% in 2001 compared to premium rates for the same periods in 2001 and 2000, respectively, reversing a trend of continued rate declines during years prior to 2000. Increases in premium rates have the effect of reducing the ratio of claim and claim settlement expenses to gross premiums earned as losses do not increase with premium rate increases; and
- Claim costs continued to reflect increasing medical and indemnity costs in accident year 2002 as compared to accident year 2001 resulting from inflationary pressures.

2004 Outlook: We expect that claim and claim settlement expenses will be affected by the following factors:

- Claim costs will continue to be affected by: (i) increases in medical and indemnity costs resulting from inflationary changes; (ii) severity experienced in future periods in our policyholder base; (iii) changes resulting from increases in operating efficiency and effectiveness realized through enhancements to our internal processes and procedures, including changes to our proprietary computer systems; and (iv) legislative changes that affect benefits payable under workers' compensation laws;

- Increases in premium rates, if any in 2004, will result in increasing premiums earned without a corresponding increase in claim and claim settlement expenses, ultimately decreasing claim and claim settlement expense as a percent of premiums earned. Changes in premium rates due to legislative changes in estimated loss costs, increased competition and improving customer loss experience may offset rate improvements; and

- Continued application of our claims management technology and methods to all open claims.

At this time, we do not know the ultimate result of these factors on 2004 claim and claim settlement expenses as a percent of premiums earned.

Policy Acquisition Costs: Policy acquisition costs are costs directly related to writing an insurance policy and consist of commissions, state premium taxes, underwriting personnel costs and expenses, sales and marketing costs and other underwriting expenses, less ceding commissions from our reinsurers. Ceding commissions are amounts that reinsurers pay to us for placing reinsurance with them.

The following table summarizes policy acquisition costs (000's):

	Year Ended December 31,		
	2003	2002	2001
Commission expense	$ 4,000	$4,321	$ 7,378
Premium tax expense	997	1,048	1,888
Other policy acquisition costs	3,381	935	4,463
Direct policy acquisition costs	8,378	6,304	13,729
Ceding commissions resulting from adjustments to claim and claim settlement estimates for our 1992 to 1994 accident years	—	—	261
Ceding commission on excess of loss reinsurance	(1,500)	—	—
Total policy acquisition costs	$ 6,878	$6,304	$13,990

Under certain of our excess of loss reinsurance policies, the reinsurer returns a portion of the premiums we cede as ceding commissions to reimburse us for our cost of placing and managing these policies. Ceding commissions received under these excess of loss reinsurance policies totaled $1.5 million in 2003 and reduced our policy acquisition costs. No similar ceding commissions existed in 2002 or 2001. Excluding the effect of ceding commissions, policy acquisition costs increased to $8.4 million in 2003 from $6.3 million in 2002 and decreased from $13.7 million in 2001. As a percent of gross premiums earned, policy acquisition costs increased to 15.4% in 2003 compared to 10.1% in 2002 and 14.1% in 2001. The increase in 2003 reflects the following:

- Gross premiums earned decreased significantly in 2003 compared to 2002 and 2001 resulting in corresponding decreases in policy acquisition costs;

- Commission expense increased to 7.3% of gross premiums earned in 2003 from 6.9% in 2002 and decreased from 7.6% in 2001. The increased commission percent in 2003 is the result of our new business growth in 2003 on which we pay higher first-year commission rates. In 2002, our renewal business, on which we pay lower commission rates, significantly outpaced our new business. In all of our markets, we believe the commission rates we pay are marketplace competitive;

- Premium tax expense increased slightly to 1.8% of gross premiums earned in 2003 from 1.7% of gross premiums earned in 2002 and decreased slightly from 1.9% in 2001; and

- Other policy acquisition costs were affected by the following: (i) in 2003, we recorded a $1.5 million increase in other policy acquisition costs reflecting a reallocation of 2002 mandatory reinsurance pool expenses; we were not assessed any reallocation in 2002; (ii) in 2002, Michigan changed the basis of its second injury fund assessment from a claims based assessment to a premium based assessment, resulting in an $851,000 benefit in 2002 compared to no benefit received in 2003; (iii) in 2002, we received a $541,000 favorable adjustment from a state data collection agency resulting from our significant decrease in premiums; and (iv) a general decrease related to the decrease in gross premiums earned.

2004 Outlook: We expect that policy acquisition costs in 2004 will remain relatively flat as a percent of gross premiums earned compared to 2003 after adjusting for the reallocation of mandatory reinsurance pool expenses.

General and Administrative Expenses: Our general and administrative expenses include personnel costs, office rent, certain state administrative charges based on premiums and other costs and expenses not specific to claim and claim settlement expenses or policy acquisition costs.

Our general and administrative expenses increased to $10.8 million in 2003 from $10.0 million in 2002 and decreased from $17.4 million in 2001. As a percent of gross premiums earned, general and administrative expenses increased to 19.8% in 2003 from 16.0% in 2002 and 17.9% in 2001. General and administrative expenses increased in 2003 and decreased in 2002 as follows:

- General and administrative expenses increased in 2003 from 2002 levels. Significant changes include (i) the reversal of a previously recorded contingent reinsurance commission resulting in $375,000 in expense in 2003; (ii) $217,000 in expenses related to severance and relocation in 2003; (iii) increased professional fees; and (iv) costs associated with investing in the necessary staff and infrastructure to position us for growth;

- General and administrative expenses declined significantly in 2002 from 2001 due to the following: (i) $2.0 million of restructuring charges related to office closures recorded in 2001, while no offices were closed in 2002; (ii) $400,000 of net margin expense was recorded in 2002 related to our St. Paul RE contract compared to $2.0 million in 2001; and (iii) a decrease to $266,000 of Insurance Guarantee Association (IGA) assessments in 2002 compared to $1.1 million of such IGA assessments in 2001; and

- General and administrative expenses increased as a percent of premiums earned, after adjusting for restructuring charges, IGA assessments and one-time charges as we had less revenue relative to our fixed operating costs and expenses. We aggressively managed personnel and other operating costs and expenses during 2003 to appropriately align operating expenses with revenues. All expenses continue to be managed aggressively and reduced where appropriate.

2004 Outlook: We expect that general and administrative expenses will be affected by the following:

- All expenses will continue to be aggressively managed and reduced where appropriate;

- We have no plans to open additional offices in 2004;

- We will continually monitor reported claim counts in 2004 and re-examine staffing needs as necessary; and

- We will make appropriate investments in infrastructure to position us for the future.

Interest Expense: We incurred interest charges on our Term Loan in 2003, 2002 and 2001. We originally borrowed $8.0 million under the Term Loan in March 2000 and paid the remaining amount due in September 2003.

The Term Loan accrued interest, payable quarterly. We paid interest at rates ranging from 4.03% to 4.66% on the outstanding balance of our Term Loan in 2003 compared to 4.61% to 5.33% in 2002. Interest expense decreased to $48,000 in 2003 from $163,000 in 2002 as a result of the decrease in interest rates, $1.3 million in principal payments in 2003 and $3.3 million in principal payments in 2002.

We paid interest at rates ranging from 4.61% to 5.33% on the outstanding balance of our Term Loan in 2002 compared to 6.50% to 8.83% in 2001. Interest expense decreased to $163,000 in 2002 from $511,000 in 2001 as a result of the change in interest rates and $3.3 million in principal payments in 2002.

2004 Outlook: We expect to incur no interest charges in 2004.

Income Taxes: We incur federal income taxes on our combined service organization operations (RTW) and insurance operations (ACIC). We incur state income taxes on the results of our service organization's operations and incur premium taxes in lieu of state income taxes for substantially all of our insurance operations. In certain instances, we may incur state income taxes on our insurance operations. Additionally, certain provisions of the Internal Revenue Code adversely affect our taxable income by accelerating recognition and payment of income taxes. Adjustments to book income generating current tax assets and liabilities include limitations on the deductibility of unpaid claim and claim settlement expenses, limitations on the deductibility of unearned premium reserves, limitations on deductions for bad debt reserves and the acceleration of expensing policy acquisition costs.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We consider recent operating results, the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2001, we established a $14.5 million valuation allowance (allowance) against deferred tax assets resulting in a corresponding increase in income tax expense. In 2002, the valuation allowance decreased by $7.9 million to $6.6 million as we were able to carry-back our 2001 operating loss five years resulting in a $3.8 million tax refund, the reversal of certain deferred tax items and use of the 2000 operating loss carry forward to offset income in 2002. This allowance further decreased by $3.0 million in 2003 to $3.6 million as we used the remaining 2001 operating loss carry forward to offset the income we earned in 2003 and further evaluated the asset we expect to realize based on our projected taxable income and available tax planning strategies. We expect any remaining deferred tax assets, net of the allowance, at December 31, 2003, to be realized as a result of the future income and the reversal of existing taxable temporary differences.

Under the first provision of the Job Creation and Worker Assistance Act of 2002, signed into law in March 2002, we were allowed to carry-back our 2001 net operating loss for five years, to 1996, instead of two years under previous law. We filed our tax return in September 2002, and received a refund totaling approximately $3.3 million as a result of this Federal legislative change from carrying-back our 2001 loss. An additional $475,000 receivable was recorded that related to the carry-back that resulted from revising our financial statements for 2001.

Income tax benefit for the year ended December 31, 2003 included a $3.0 million benefit resulting from reducing the allowance as we offset current year earnings by losses carried forward from 2001 and $384,000 in alternative minimum tax expense. Income tax benefit for the year ended December 31, 2002 included the following: (i) a $3.8 million benefit from carrying back our 2001 loss five years under the tax law change; (ii) a $4.0 million benefit resulting from reducing the allowance as we realized favorable claim reserve development in 2002; and (iii) a further benefit as we offset current year earnings by losses carried forward from 2000. After excluding the effects of the benefits from reducing the allowance, income tax expense was $2.3 million for 2003 compared to income tax expense of $3.8 million for 2002. As a percent of income before income taxes, the income tax expense before any benefit from reducing the allowance was 34.4% of the income before income taxes in 2003 compared to 37.1% in 2002 and 34.5% of the net loss before income taxes in 2001.

2004 Outlook: Income tax expense will vary based on: (i) the income from operations we earn in 2004; (ii) the amount of tax-exempt income we earn in 2004; and (iii) the changes in the valuation allowance necessary during 2004. The ultimate change is unknown at this time.

Investments

Our portfolio of fixed maturity securities included only U.S. government securities (62.1%), mortgage-backed securities (36.6%), and asset-backed securities (1.3%) at December 31, 2003. Our portfolio is managed by an independent investment manager to maximize our after-tax investment income without taking inappropriate credit risk. In 2003, we sold certain securities within the portfolio to take advantage of favorable interest rates and realized investment gains totaling $685,000. In 2002, we sold certain securities within the portfolio to reduce risk and realized investment gains totaling $1.9 million. We conservatively manage our fixed maturity portfolio, investing only in investment grade (BBB or better rating from Standard and Poor's) securities of U.S. domiciled issuers. All securities in our portfolio were rated AAA at December 31, 2003. We do not invest in derivative securities.

Operating cash flows consist of the deficit or excess of premiums collected over claim and claim settlement expenses paid reduced by payments for reinsurance premiums as well as other operating expenses paid. Investment cash flows consist of income on existing investments and proceeds from sales and maturities of investments. Prior to 1999, we generated positive net cash flows from operations due, in part, to timing differences between the receipt of premiums and the payment of claim and claim settlement expenses. These net cash flows decreased significantly in 2001, 2000 and 1999 as we focused on closing old claims by paying earlier to close those claims. Combined with relatively flat premiums in force in 1998, 1999 and 2000 and decreasing premiums since that time, our cash flows from differences in timing have decreased. Additionally, as we lowered our reinsurance retention levels to $25,000 in mid-1998, we decreased our current period cash flows as a result of "pre-funding" quarterly reinsurance premiums under that agreement. Reinsurance reimbursements from our $25,000 to $300,000 excess of loss reinsurance agreement offset similar payments to claimants for those years in 2003. Our investment portfolio decreased $2.2 million to $79.2 million at December 31, 2003 from $81.4 million at December 31, 2002, as a result of these factors. The cash balance at December 31, 2002 included $28.8 million received from St. Paul RE (SPR) from terminating a contract late in December 2002. We invested this cash in January and February 2003. During 2003, interest rates declined, leading to significant mortgage refinancing by consumers, resulting in prepayment or early redemption of our mortgage-backed securities. At December 31, 2003 our cash balance was $39.7 million. We expect that our investments and cash and cash equivalents will decrease in 2004 as we pay claims for 2003 and prior years, years in which we earned higher premiums and incurred a higher number of claims reported.

We record investments on our balance sheet at fair value, with the corresponding appreciation or depreciation from amortized cost recorded in shareholders' equity as other comprehensive income, net of taxes. Because value is based on the relationship between the portfolio's stated yields and prevailing market yields at any given time, interest rate fluctuations can have a swift and significant impact on the carrying value of these securities. As a result of classifying our securities as available-for-sale, and thus carrying them at fair value, we expect to encounter adjustments in shareholders' equity as market interest rates and other factors change. Prevailing market interest rates increased slightly since December 31, 2002, and when combined with the sale of select securities to realize gains, resulted in a $1.5 million unrealized gain on investments in 2003 compared to a $3.4 million unrealized gain in 2002.

Unpaid Claim and Claim Settlement Expenses and Reinsurance Recoverables

At December 31, 2003, the liability for unpaid claim and claim settlement expenses totaled $150.0 million and reinsurance recoverables on unpaid claim and claim settlement expenses totaled $71.5 million, resulting in net reserves totaling $78.6 million. The net reserve at December 31, 2002 totaled $89.4 million and included the liability for unpaid claim and claim settlement expenses totaling $181.3 million net of reinsurance recoverables on unpaid claim and claim settlement expenses of $91.8 million.

Accounting for workers' compensation insurance operations requires us to estimate the liability for unpaid claim and claim settlement expenses ("reserves") and the related reinsurance recoverables, (together, the "net reserves") at each balance sheet date. Our reserves represent the estimated total unpaid cost of claim and claim settlement expenses, which cover events that occurred in 2003 and prior years. These reserves reflect our estimates of the total costs of claims that were reported, but not yet paid, and the cost of claims incurred but not yet reported (IBNR). For reported claims, we establish reserves on a "case" basis. For IBNR claims, we calculate the difference between: (i) projected ultimate claim and claim settlement expenses as determined using generally accepted actuarial standards; and (ii) case reserves and carry the difference as the IBNR reserve. By using both estimates of reported claims and IBNR claims, we estimate the ultimate net reserves for unpaid claim and claim settlement expenses.

The amount by which estimated net reserves, measured subsequently by reference to payments and additional estimates, differ from those originally reported for a period is known as "development." Development is unfavorable (or deficient) when losses ultimately settle for more than the levels at which they were reserved or subsequent estimates indicate a basis for reserve increases on open claims. Development is favorable (redundant) when losses ultimately settle for less than the amount reserved or subsequent estimates indicate a basis for reducing loss reserves on open claims. Favorable or unfavorable development of loss reserves is reflected in earnings in the year recognized.

Both internal and independent external actuaries review net reserves for adequacy on a periodic basis. This review assumes that past experience, adjusted for the effects of current events and anticipated trends, is an appropriate basis for predicting future events. When reviewing net reserves, actuaries analyze historical data and estimate the effect of various factors on estimated ultimate reserves including: (i) trends in general economic conditions, including the effects of medical and wage inflation; (ii) estimates of trends in claims frequency and severity; (iii) our and industry historical loss experience; and (iv) legislative enactments, legal developments and changes in social and political attitudes. Variables in the reserve estimation process can be affected by both internal and external events, including changes in claims handling procedures, economic inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. There is no precise method for subsequently evaluating the effect of any specific factor on the adequacy of reserves because the eventual deficiency or redundancy is affected by many factors. Additionally, there may be significant reporting lags between the occurrence of the loss and the time it is actually reported to the insurer. Due to our commencing operations in 1992, we have limited historical data to estimate our reserves for unpaid claim and claim settlement expenses and, accordingly, we supplement our experience with external industry data, as adjusted, to reflect anticipated differences between our results and the industry.

Estimating the effect that inflation will have on the ultimate cost of claims is a major risk factor in our workers' compensation reserve estimates. Future earnings will be affected by reserve development associated with any changes in our inflation assumptions. Estimates for the 2003 and 2002 accident years represent the majority of the uncertainty because these claims have the lowest proportionate amount of paid loss as of December 31, 2003 and represent approximately fifty-five percent (55%) of our net outstanding reserves. Our reserve estimates are most sensitive to changes in the assumption about inflation for the 2003 and 2002 accident years. Each one percent (1%) increase or decrease in the medical inflation rate for these accident years would increase or decrease our net loss reserve estimates at December 31, 2003 by approximately $390,000.

Our independent actuary provides management with an opinion regarding the acceptable range for adequate statutory reserves based on generally accepted actuarial guidelines. We record our net reserves by considering a range of estimates bounded by the high and low point of the range. Within that range, we record our estimate. We focus in our decision process on improving our financial strength ratings and expect to remain a market for workers' compensation insurance in all market conditions. In 2003 we established recorded reserves in the upper half of the actuary's range. The ultimate actual liability may be higher or lower than reserves established.

Our reserves are primarily undiscounted. We discounted reserves for selected claims that have fixed and determinable future payments, however, at rates ranging from 3.5% to 8.0% in 2003 and 2002. The discount rates in 2003 and 2002 are subject to change as market interest rates change. We use the same rates for Generally Accepted Accounting Principles as we do for Statutory Accounting Practices in determining our liability. We also reduce the unpaid claim and claim settlement expenses for estimated amounts of subrogation.

We continually monitor loss development trends and data to establish adequate premium rates and reasonable loss reserve estimates. Loss reserves, which are based on estimates, are inherently uncertain and represent a significant risk to the business that we attempt to mitigate by continually improving and refining our workers' compensation claims processing practices and by employing actuarial estimation methods.

After taking into account all relevant factors, we believe our reserves for unpaid claim and claim settlement expenses and reinsurance recoverables on unpaid claim and claim settlement expenses at December 31, 2003 are adequate to cover the ultimate net costs of claim and claim settlement expenses at that date. The ultimate cost of claim and claim settlement expenses may differ materially from the established reserves, particularly when claims may not be settled for many years. Establishing appropriate reserves is an inherently uncertain process and there can be no certainty that currently established reserves will prove adequate in light of subsequent actual experience. See Notes 1 and 5 in the accompanying Consolidated Financial Statements. The following two tables reconcile the beginning and ending insurance reserves, displayed individually for each of the last three years.

The following table sets forth reserves on a gross (before reinsurance) basis (000's):

	Year Ended December 31,		
	2003	2002	2001
Gross Reserves for Claim and Claim Settlement Expenses:			
Gross reserves for claim and claim settlement expenses, beginning of year	$181,262	$181,310	$128,841
Provision increases (decreases) for claim and claim settlement expenses:			
Current year	42,777	56,117	97,510
Prior years	(21,846)	3,593	31,224
Total provision	20,931	59,710	128,734
Payments for claim and claim settlement expenses:			
Current year	11,075	13,715	27,024
Prior years	41,074	46,043	49,241
Total payments	52,149	59,758	76,265
Gross reserves for claim and claim settlement expenses, end of year	$150,044	$181,262	$181,310

The following table sets forth reserves on a net (after reinsurance) basis (000's):

	Year Ended December 31,		
	2003	2002	2001
Net Reserves for Claim and Claim Settlement Expenses:			
Net reserves for claim and claim settlement expenses, beginning of year	$89,440	$91,195	$66,996
Plus: Deferred retrospective reinsurance gain, beginning of year	49	449	849
Provision increases (decreases) for claim and claim settlement expenses:			
Current year	33,954	49,621	73,557
Prior years	(6,698)	(8,356)	7,731
Write-off of reinsurance recoverable	—	(332)	(785)
Amortization of deferred retrospective reinsurance gain	—	(400)	(400)
Total provision	27,256	40,533	80,103
Payments for claim and claim settlement expenses:			
Current year	10,761	13,715	25,062
Prior years	27,357	28,973	31,242
Total payments	38,118	42,688	56,304
Less: Deferred retrospective reinsurance gain, end of year	(49)	(49)	(449)
Net reserves for claim and claim settlement expenses, end of year	$78,578	$89,440	$91,195

The following loss reserve development table sets forth the change, over time, of gross reserves established for claim and claim settlement expenses at the end of the last ten years. The following gross loss reserve development table is cumulative and, therefore, ending balances should not be added since the amount at the end of each calendar year includes activity for both current and prior years (000's):

	December 31,										
	2003	2002	2001	2000	1999	1998 (000's)	1997	1996	1995	1994	1993
Loss Reserve Development:											
Gross reserves for unpaid claim and claim settlement expenses...........	$150,044	$181,262	$181,310	$128,841	$ 99,831	$ 97,269	$ 61,069	$49,256	$37,138	$28,165	$13,279
Paid (cumulative) as of:											
One year later......		$ 41,075	$ 46,043	$ 49,241	$ 45,933	$ 37,062	$ 28,315	$20,529	$10,032	$ 7,625	$ 4,065
Two years later.....			73,086	74,681	67,442	56,031	42,889	29,841	15,306	10,899	6,390
Three years later ...				90,484	78,244	65,664	50,558	35,370	18,415	13,261	7,392
Four years later					85,754	70,631	54,835	38,880	19,964	14,449	8,284
Five years later.....						73,979	57,261	41,029	21,289	15,126	8,754
Six years later......							59,012	41,980	22,117	15,650	8,839
Seven years later								42,728	22,702	15,952	9,032
Eight years later....									23,020	16,226	9,182
Nine years later										16,332	9,204
Ten years later											9,255
Reserves re-estimated as of:											
End of year........	$150,044	$181,262	$181,310	$128,841	$ 99,831	$ 97,269	$ 61,069	$49,256	$37,138	$28,165	$13,279
One year later......		159,415	183,923	160,065	118,205	85,384	72,443	44,862	26,086	23,486	13,083
Two years later.....			166,738	168,222	130,120	95,696	64,499	48,233	22,295	16,774	11,281
Three years later ...				157,251	137,002	101,893	73,031	44,587	24,111	15,776	9,258
Four years later					129,819	107,522	75,554	50,552	23,054	16,545	9,180
Five years later.....						103,064	79,398	52,063	26,485	16,274	9,392
Six years later......							76,610	54,327	27,237	18,243	9,120
Seven years later								53,047	28,411	18,949	9,963
Eight years later....									28,533	19,485	10,283
Nine years later										19,969	10,198
Ten years later											10,695
Initial reserves in excess of (less than) re-estimated reserves											
Amount...........		$ 21,847	$ 14,572	$(28,410)	$(29,988)	$ (5,795)	$(15,541)	$(3,791)	$ 8,605	$ 8,196	$ 2,584
Percent		12.1%	8.0%	(22.1)%	(30.0)%	(6.0)%	(25.4)%	(7.7)%	23.2%	29.1%	19.5%

The table above represents the development of balance sheet gross reserves for 1993 through 2003. The upper portion of the table shows the cumulative amount paid with respect to the previously recorded reserves as of the end of each succeeding year. The lower portion of the table shows the re-estimated amount of the previously recorded gross reserves, based on experience as of the end of each succeeding year. The estimate is either increased or decreased as more information becomes known about the frequency and severity of claims for individual years.

The "initial reserves in excess of (less than) re-estimated reserves" rows represent the aggregate change in the estimates over all prior years. For example, the 1998 reserve developed a $5.8 million net deficiency over the course of the succeeding years.

In evaluating this information, it should be noted that each amount includes the total of all changes in amounts for prior periods. For example, the amount of redundancy (deficiency) to losses settled in 2002, but incurred in 1999, is included in the cumulative redundancy (deficiency) amounts in 1999, 2000 and 2001. This table does not present accident or policy year development data, which certain readers may be more accustomed to analyzing. Conditions and trends that have affected development of the reserves in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate redundancies or deficiencies based on this table.

The following loss reserve development table sets forth the change, over time, of net reserves established for claim and claim settlement expenses at the end of the last ten years. The following net loss reserve development table is cumulative and, therefore, ending balances should not be added since the amount at the end of each calendar year includes activity for both current and prior years (000's):

	December 31,										
	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Loss Reserve Development:											
Gross reserves for unpaid claim and claim settlement expenses	$150,044	$181,262	$181,310	$128,841	$ 99,831	$97,269	$ 61,069	$49,256	$37,138	$28,165	$13,279
Reinsurance recoverables	71,466	91,822	90,115	61,845	41,179	21,403	5,374	6,183	8,312	13,902	9,593
Net reserves for unpaid claim and claim settlement expenses	$78,578	$ 89,440	$ 91,195	$ 66,996	$ 58,652	$75,866	$ 55,695	$43,073	$28,826	$14,263	$ 3,686
Paid (cumulative) as of:											
One year later		$ 27,357	$ 30,285	$ 32,028	$ 35,932	$34,380	$ 27,737	$19,439	$ 8,595	$ 4,639	$ 1,436
Two years later ...			43,825	43,823	48,069	49,958	42,046	28,173	12,894	6,476	2,150
Three years later ..				49,531	54,360	56,376	49,671	33,438	15,521	7,863	2,348
Four years later ...					58,113	60,453	53,814	36,904	16,869	8,569	2,654
Five years later ...						63,278	56,140	38,919	18,020	9,046	2,816
Six years later							57,903	39,770	18,714	9,396	2,847
Seven years later ..								40,530	19,200	9,564	2,932
Eight years later ..									19,530	9,738	2,985
Nine years later ...										9,857	2,972
Ten years later											3,005
Reserves re-estimated as of:											
End of year	$78,578	$ 89,440	$ 91,195	$ 66,996	$ 58,652	$75,866	$ 55,695	$43,073	$28,826	$14,263	$ 3,686
One year later		82,403	82,839	74,727	74,181	67,753	66,674	39,988	20,751	12,789	3,784
Two years later ...			79,545	71,202	76,502	77,205	61,075	43,484	18,469	9,318	3,416
Three years later ..				71,911	75,321	78,331	68,065	41,451	19,796	8,984	2,782
Four years later ...					77,443	78,772	69,474	45,959	19,389	9,669	2,861
Five years later ...						80,522	69,595	47,147	21,254	9,692	2,972
Six years later							69,926	47,126	22,568	10,330	2,927
Seven years later ..								46,969	22,388	11,675	3,106
Eight years later ..									22,342	11,234	3,818
Nine years later ...										11,327	3,555
Ten years later											3,571
Initial reserves in excess of (less than) re-estimated reserves											
Amount		$ 7,397	$ 11,650	$ (4,915)	$(18,791)	$(4,656)	$(14,231)	$(3,896)	$ 6,484	$ 2,936	$ 115
Percent		8.3%	12.8%	(7.3)%	(32.0)%	(6.1)%	(25.6)%	(9.0)%	22.5%	20.6%	3.1%

The table above represents the development of balance sheet net reserves for 1993 through 2003. The top three rows of the table reconcile gross reserves to net reserves for unpaid claim and claim settlement expenses recorded at the balance sheet date for each of the indicated years.

The upper portion of the table shows the cumulative amount paid with respect to the previously recorded reserves as of the end of each succeeding year.

The lower portion of the table shows the re-estimated amount of the previously recorded net reserves, based on experience as of the end of each succeeding year. The estimate is either increased or decreased as more information becomes known about the frequency and severity of claims for individual years. For example, for the 1998 calendar year valued as of December 31, 2003, we paid $63.3 million of the currently estimated $80.5 million of claim and claim settlement expenses that were incurred through the end of 1998. Thus, the difference, an estimated $17.2 million of claim and claim settlement expenses incurred through 1998, remained unpaid as of December 31, 2003.

The "initial reserves in excess of (less than) re-estimated reserves" rows represent the aggregate change in the estimates over all prior years. For example, the 1998 reserve developed a $4.7 million net deficiency over the course of the succeeding years. The net amount has been included in income and the changes have been recorded in the period identified. The cumulative net deficiencies in 2000 and 1999 are the result of reserve development inherent in the uncertainty in establishing reserves and anticipated loss trends. As discussed above, due to our relatively limited historical claim data and small claim population, our estimate of the liability for net reserves is difficult and volatile. As discussed further below, the reserve redundancy in 2001 is the result of accrual reversals resulting from changes in methods of assessing second injury funds, lower frequency in claims reported from the estimate at December 31, 2001, and reductions in amounts expected to be incurred for our participation in mandatory state and national assigned risk pools.

In evaluating this information, it should be noted that each amount includes the total of all changes in amounts for prior periods. For example, the amount of redundancy to losses settled in 2002, but incurred in 1999, will be included in the cumulative redundancy (deficiency) amounts in 1999, 2000, and 2001. This table does not present accident or policy year development data, which certain readers may be more accustomed to analyzing. Conditions and trends that have affected development of the reserves in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate redundancies or deficiencies based on this table.

The following table is derived from the loss reserve development table and summarizes the effect of reserve re-estimates, net of reinsurance, on calendar year operations for the same ten-year period ended December 31, 2003. The total of each column details the amount of reserve re-estimates made in the indicated calendar year and shows the accident years to which the re-estimates are applicable. The amounts in the total accident year column represent the cumulative reserve re-estimate (increase) decrease for the indicated accident year (000's):

	Effect of Reserve Re-Estimates on Calendar Year Operations:										Cumulative Re-Estimates for Each Accident Year
	2003	2002	2001	2000	1999	1998	1997	1996	1995	Pre-1995	
Accident Year:											
1992	(30)	2	(6)	(19)	38	(15)	(37)	38	58	(206)	(177)
1993	14	261	(706)	(160)	7	(96)	(42)	596	310	(165)	19
1994	(77)	178	(633)	(459)	(68)	(574)	413	2,837	1,106		2,723
1995	139	(261)	31	(1,227)	430	(642)	1,948	4,604			5,022
1996	111	(159)	126	(2,643)	1,626	(2,169)	803				(2,305)
1997	(488)	(142)	(221)	(2,482)	3,566	(7,483)					(7,250)
1998	(1,419)	(320)	283	(2,462)	2,514						(1,404)
1999	(372)	1,622	(1,195)	(6,077)							(6,022)
2000	1,413	2,344	(5,410)								(1,653)
2001	4,003	4,831									8,834
2002	3,404										3,404
Total	$ 6,698	$8,356	$(7,731)	$(15,529)	$8,113	$(10,979)	$3,085	$8,075	$1,474	$(371)	$(1,191)

The 2003 results include a $6.7 million decrease in prior years' reserves for unpaid claim and claim settlement expenses compared to the 2002 results which include an $8.4 million decrease in prior years' reserves for unpaid claim and claim settlement expenses. Our estimate for unpaid claim and claim settlement expenses decreased in 2003 due to the following: (i) the frequency of claims reported in 2003 for 2002 and prior years was less than anticipated when we determined our liability in 2002; and (ii) our estimate of the liability for unpaid claim and claim settlement expenses is difficult and volatile due to our relatively limited historical claim data and small claim population.

The 2002 results include an $8.4 million decrease in prior years' reserves for unpaid claim and claim settlement expenses compared to the 2001 results which include a $7.7 million increase in prior years' reserves for unpaid claim and claim settlement expenses. Our estimate for unpaid claim and claim settlement expenses decreased in 2002 due to the following: (i) in March 2002, the Minnesota State legislature changed the way the commissioner assessed self-insured employers and insurers for estimated liabilities and administrative expenses of the Minnesota Special Compensation Fund. The assessment changed from being paid by the insurer on indemnity payment basis to an assessment charged on premium to the policyholder. We decreased our recorded accrual to reflect this legislative change; (ii) the frequency of claims reported in 2002 for 2001 and prior years was less than anticipated when we determined our liability in 2001; (iii) we overestimated the liability for our mandatory participation in state and national assigned risk pool operating results for states in which we operate in 2001 and reversed that excess in 2002; and (iv) our estimate of the liability for unpaid claim and claim settlement expenses is difficult and volatile due to our relatively limited historical claim data and small claim population.

Liquidity and Capital Resources

Liquidity refers to our ability to generate sufficient cash flows to meet the short- and long-term cash requirements of our operations. Capital resources represent those funds deployed or available to be deployed to support our business operations.

Our primary sources of cash from operations are premiums collected, reimbursements under reinsurance contracts and investment income. Our investment portfolio is also a source of liquidity, through the sale of readily marketable fixed maturity investments. Our primary cash requirements consist of payments for: (i) claim and claim settlement expenses; (ii) reinsurance; (iii) policy acquisition costs; (iv) general and administrative expenses; (v) capital expenditures; and (vi) income taxes. We generate cash from or use cash in operations based on timing differences between the receipt of premiums and the payment of claim and claim settlement expenses. Selected reinsurance retention levels also use cash as a result of "pre-funding" premiums under the policies or provide cash upon reimbursement of claim payments. In 2003 and 2002, reinsurance reimbursements from our $25,000 to $300,000 excess of loss reinsurance agreement, which began in mid 1998 and ran-off in 2001, offset similar payments to claimants for those years. This trend will continue in 2004. We further expect that cash and investments will remain at levels reported at December 2003 in 2004. Available cash is invested in either short-term cash and cash equivalents or longer-term available-for-sale securities pending future payments for such expenses as medical and indemnity benefits and other operating expenses. Cash and cash equivalents consist of cash and a money market fund that invest primarily in short-term government securities.

Cash provided by operating activities was $4.4 million for 2003. This is primarily a result of net income of $7.0 million, a decrease in amounts due from reinsurers of $21.6 million, a decrease of $3.0 million in accrued expenses and other liabilities, a $2.1 million increase in unearned premiums, net of premiums receivable and depreciation expense of $1.2 million offset by a decrease of $31.2 million in unpaid claim and claim settlement expenses and net realized investment gains totaling $685,000. Net cash provided by investing activities was $212,000 due to $27.6 million in proceeds from sales of securities and $5.7 million in maturities of investments offset by $32.9 million in purchases of securities and $175,000 in purchases of fixed assets. Net cash used in financing activities was $1.2 million due primarily to principal payments on our note payable in 2003.

Our need for additional capital is primarily the result of regulations that require certain ratios of regulatory or statutory capital to premiums written in our insurance subsidiary as defined by state regulatory bodies and insurance rating agencies. Raising additional permanent capital, while difficult in the current environment in which we operate, would stabilize our ratio of premium to capital and provide a solid base for the future growth of our insurance subsidiary. As an alternative to raising additional capital, additional reinsurance would have the effect of reducing the ratio of premiums to capital and may be used to satisfy state regulatory requirements.

State insurance regulations limit distributions, including dividends, from our insurance subsidiary to us. The maximum amount of dividends that can be paid by ACIC to us in any year is equal to the greater of: (i) 10% of ACIC's statutory surplus as of the end of the previous fiscal year; or (ii) the statutory net gain from operations (not including realized capital gains) of ACIC in its most recent fiscal year. Based on this limitation, the maximum dividend that ACIC could pay to us in 2004, without regulatory approval, is approximately $3.3 million. (See Note 9 of Notes to Consolidated Financial Statements.) ACIC has never paid a dividend to us and we intend to retain capital in our insurance subsidiary.

On September 15, 1998, our Board of Directors approved a share repurchase program authorizing us to repurchase, from time to time, up to $4,000,000 of RTW, Inc. common stock. We repurchased 18,619 shares in 2003 for approximately $37,000, 41,324 shares in 2002 for approximately $78,000 and 334,750 shares for approximately $2.7 million through 2001. We repurchased these shares on the open market or through private transactions based upon market conditions and availability. The repurchased shares will be used for employee stock option and purchase plans and other corporate purposes.

At December 31, 2003, investments of $21.9 million were held as statutory deposits and pledged as collateral. This did not have an adverse effect on our liquidity. We believe that cash flow generated by our operations and our cash and investment balances will be sufficient to fund continuing operations, and capital expenditures for the next 12 months.

Contractual Obligations

Our contractual obligations consist solely of operating leases for our facilities. Future minimum (base) rental payments required under the leases, as of December 31, 2003, are as follows (000's):

2004	$1,280
2005	1,151
2006	931
2007	580

Interest Rate Risk

Our fixed maturity investments are subject to interest rate risk. Increases and decreases in prevailing interest rates generally translate into decreases and increases in the fair value of these instruments. Also, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative instruments, the liquidity of the instrument and other general market conditions. We regularly evaluate interest rate risk in order to evaluate the appropriateness of our investments.

An increase of 100 basis points in prevailing interest rates would reduce the fair value of our interest rate sensitive instruments by approximately $3.9 million.

The effect of interest rate risk on potential near-term fair value was determined based on commonly used models. The models project the impact of interest rate changes on factors such as duration, prepayments, put options and call options. Fair value was determined based on the net present value of cash flows or duration estimates, using a representative set of likely future interest rate scenarios.

NAIC Risk-Based Capital Standards

The National Association of Insurance Commissioners (NAIC) has risk-based capital standards to determine the capital requirements of a property and casualty insurance carrier based upon the risks inherent in its operations. These standards require computing a risk-based capital amount that is compared to a carrier's actual total adjusted capital. The computation involves applying factors to various financial data to address four primary risks: asset risk, insurance underwriting risk, credit risk and off-balance sheet risk. These standards provide for regulatory intervention when the percent of total adjusted capital to authorized control level risk-based capital is below certain levels. Based upon the risk-based capital standards, our percent of total adjusted capital is in excess of authorized control level risk-based capital.

Regulation

Our insurance subsidiary is subject to substantial regulation by governmental agencies in the states in which we operate, and will be subject to such regulation in any state in which we provide workers' compensation products and services in the future. State regulatory agencies have broad administrative power with respect to all aspects of our business, including premium rates, benefit levels, policy forms, dividend payments, capital adequacy and the amount and type of investments. These regulations are primarily intended to protect covered employees and policyholders rather than the insurance company. Both the legislation covering insurance companies and the regulations adopted by state agencies are subject to change. At December 31, 2003, our insurance subsidiary was licensed to do business in Minnesota, South Dakota, Wisconsin, Colorado, Missouri, Illinois, Kansas, Michigan, Indiana, Massachusetts, Connecticut, Rhode Island, Pennsylvania, Tennessee, Maryland, Arkansas, Iowa, Florida, Georgia, New Jersey, North Carolina, Texas and Oklahoma.

In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles (Codification). Codification is intended to standardize regulatory accounting and reporting to state insurance departments and became effective January 1, 2001. Statutory accounting principles, however, will continue to be established by individual state laws and permitted practices. The State of Minnesota required adoption of Codification for preparing statutory financial statements for financial periods occurring on or after January 1, 2001. Adoption of the Codification increased our statutory capital and surplus by approximately $1.9 million on January 1, 2001.

Effect of Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has issued SFAS No. 148, "Accounting for Stock-Based Compensation — an Amendment of FASB 123"; SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities"; and SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The Emerging Issues Task Force (EITF) of the FASB issued EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". After reviewing these pronouncements, we have determined that adoption of these statements is not expected to have an effect on our consolidated results of operations and financial position, except as follows:

- SFAS No. 148, "Accounting for Stock-Based Compensation — an Amendment of FASB 123" requires additional disclosures in our financial statements, but does not affect our consolidated results of operation and financial position at December 31, 2003 and for the year then ended.

- EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" requires additional disclosures in our financial statements, but does not affect our consolidated results of operation and financial position at December 31, 2003 and for the year then ended.

Forward-Looking Statements

Information included in this Report on Form 10-K which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," or "continue" or the negative thereof or other variations thereon or comparable terminology constitutes forward-looking information. The following important factors, among others, in some cases have affected and in the future could affect our actual results and could cause our actual financial performance to differ materially from that expressed in any forward-looking statement: (i) our ability to retain renewing policies and write new business with a B+ (Very Good, Secure) rating from A.M. Best; (ii) our ability to extend our workers' compensation services to self-insured employers and other alternative markets; (iii) our ability to continue to increase pricing on insured products in the markets in which we remain; (iv) the ability of our reinsurers to honor their obligations to us; (v) our ability to accurately predict claim development; (vi) our ability to provide our proprietary products and services to self-insured parties successfully; (vii) our ability to manage both our existing claims and new claims in an effective manner; (viii) our experience with claims frequency and severity; (ix) medical inflation; (x) competition and the regulatory environment in which we operate; (xi) general economic and business conditions; (xii) our ability to obtain and retain reinsurance at a reasonable cost; (xiii) changes in workers' compensation regulation by states, including changes in mandated benefits or insurance company regulation; (xiv) interest rate changes; and (xv) other factors as noted in our other filings with the SEC. This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may affect our future performance.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Information with respect to Disclosures about Market Risk is contained in the Section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Interest Rate Risk" under Item 7 of this Annual Report on Form 10-K and is incorporated herein by reference.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO FINANCIAL STATEMENTS

Financial Statements

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
RTW, Inc.
Minneapolis. Minnesota

We have audited the accompanying consolidated balance sheets of RTW, Inc. (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RTW, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG, LLP

January 23, 2004
Minneapolis, Minnesota

RTW, INC.

CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002

	2003	2002
	(In thousands, except share data)	
ASSETS		
Investments at fair value, amortized cost of $77,674 and $77,994	$ 79,171	$ 81,410
Cash and cash equivalents	39,650	36,288
Accrued investment income	769	695
Premiums receivable, less allowance of $225 and $220	3,482	3,537
Reinsurance recoverables:		
On unpaid claim and claim settlement expenses	71,466	91,822
On paid claim and claim settlement expenses	854	2,109
Deferred policy acquisition costs	926	736
Furniture and equipment, net	1,242	1,619
Other assets	4,608	5,618
Total assets	$202,168	$223,834
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unpaid claim and claim settlement expenses	$150,044	$181,262
Unearned premiums	9,180	7,130
Accrued expenses and other liabilities	7,357	4,382
Notes payable	—	1,250
Total liabilities	166,581	194,024
Commitments and contingencies	—	—
Shareholders' equity:		
Undesignated stock, no par value; authorized 4,750,000 shares; none issued or outstanding	—	—
Series A Junior Participating Preferred Stock, no par value; authorized 250,000 shares; none issued or outstanding	—	—
Common stock, no par value; authorized 12,500,000 shares; issued and outstanding 5,125,000 and 5,115,000 shares	20,644	20,619
Retained earnings	13,970	6,971
Accumulated other comprehensive income	973	2,220
Total shareholders' equity	35,587	29,810
Total liabilities and shareholders' equity	$202,168	$223,834

See notes to consolidated financial statements.

RTW, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
	(In thousands, except share and per share data)		
Revenues:			
Gross premiums earned	$ 54,431	$ 62,506	$ 97,420
Premiums ceded	(8,141)	(2,242)	(11,363)
Premiums earned	46,290	60,264	86,057
Investment income	4,474	5,139	6,415
Net realized investment gains:			
Realized investment gains	685	1,930	1,225
Realized investment losses	—	(209)	(62)
Net realized investment gains	685	1,721	1,163
Other income	109	22	2,088
Total revenues	51,558	67,146	95,723
Expenses:			
Claim and claim settlement expenses	27,256	40,533	80,103
Policy acquisition costs	6,878	6,304	13,990
General and administrative expenses	10,789	9,984	17,391
Total expenses	44,923	56,821	111,484
Income (loss) from operations	6,635	10,325	(15,761)
Interest expense	48	163	511
Income (loss) before income taxes	6,587	10,162	(16,272)
Income tax (benefit) expense	(412)	(4,157)	8,943
Net income (loss)	$ 6,999	$ 14,319	$ (25,215)
Income (loss) per share:			
Basic income (loss) per share	$ 1.37	$ 2.78	$ (4.89)
Diluted income (loss) per share	$ 1.32	$ 2.78	$ (4.89)
Weighted average shares outstanding:			
Basic shares outstanding	5,114,000	5,146,000	5,152,000
Diluted shares outstanding	5,296,000	5,154,000	5,152,000

See notes to consolidated financial statements.

RTW, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2003, 2002 and 2001

	Common Stock	Comprehensive Income (Loss)	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Shareholders' Equity
			(In thousands)		
Balance at January 1, 2001	$20,665		$ 17,867	$ 204	$ 38,736
Comprehensive income (loss):					
Net loss	—	$(25,215)	(25,215)	—	(25,215)
Other comprehensive income, net of tax:					
Change in unrealized investment gains	—	678	—	678	678
Comprehensive loss		$(24,537)			
Retirement of common stock	(10)		—	—	(10)
Issuance of shares under ESPP	33		—	—	33
Balance at December 31, 2001	20,688		(7,348)	882	14,222
Comprehensive income:					
Net income	—	$ 14,319	14,319	—	14,319
Other comprehensive income, net of tax:					
Change in unrealized investment gains	—	1,338	—	1,338	1,338
Comprehensive income		$ 15,657			
Retirement of common stock	(79)		—	—	(79)
Issuance of shares under ESPP	10		—	—	10
Balance at December 31, 2002	20,619		6,971	2,220	29,810
Comprehensive income (loss):					
Net income	—	$ 6,999	6,999	—	6,999
Other comprehensive income (loss), net of tax:					
Change in unrealized investment gains	—	(1,247)	—	(1,247)	(1,247)
Comprehensive income		$ 5,752			
Retirement of common stock	(37)		—	—	(37)
Stock options exercised	19		—	—	19
Issuance of shares under ESPP	43		—	—	43
Balance at December 31, 2003	$20,644		$ 13,970	$ 973	$ 35,587

See notes to consolidated financial statements.

RTW, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 6,999	$14,319	$(25,215)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Net realized investment gains	(685)	(1,721)	(1,163)
Depreciation and amortization	1,191	963	1,690
Deferred income taxes	(828)	(721)	8,701
Changes in assets and liabilities:			
Deposit receivable	—	17,635	(17,635)
Reinsurance recoverables	21,611	(777)	(29,014)
Unpaid claim and claim settlement expenses	(31,218)	(48)	52,469
Unearned premiums, net of premiums receivable	2,105	520	744
Other, net	5,200	(4,790)	2,907
Net cash provided by (used in) operating activities	4,375	25,380	(6,516)
Cash flows from investing activities:			
Maturities of investments	5,650	—	—
Purchases of available-for-sale investments	(32,903)	(64,320)	(83,341)
Proceeds from sales of available-for-sale investments	27,618	75,482	92,839
Purchases of furniture and equipment	(175)	(630)	(379)
Disposals of furniture and equipment	22	270	872
Net cash provided by investing activities	212	10,802	9,991
Cash flows from financing activities:			
Payments on notes payable	(1,250)	(3,250)	(2,500)
Stock options exercised	19	—	—
Issuance of common stock under ESPP	43	10	33
Retirement of common stock	(37)	(79)	(10)
Net cash used in financing activities	(1,225)	(3,319)	(2,477)
Net increase in cash and cash equivalents	3,362	32,863	998
Cash and cash equivalents at beginning of year	36,288	3,425	2,427
Cash and cash equivalents at end of year	$ 39,650	$36,288	$ 3,425
Supplemental disclosure of cash flow information:			
Cash paid (received) during the year for:			
Interest	$ 27	$ 138	$ 641
Income tax payments (refunds)	$ 115	$(2,976)	$ (1,559)

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2002, and 2001

Note 1 — Summary of Significant Accounting Policies

Organization — RTW, Inc. (RTW) provides insured and fee-for-service workers' compensation products and services to employers. Insurance products are written for employers through RTW's wholly-owned insurance subsidiary, American Compensation Insurance Company (ACIC). Collectively, "we," "our" and "us" will refer to these entities in these Notes to Consolidated Financial Statements.

We benefit from our ability to reduce workers' compensation costs and provide employers the ability to control their workers' compensation programs. Our insurance subsidiary is domiciled in Minnesota and is licensed in twenty-three states. We wrote business primarily in Minnesota, Colorado and Michigan during 2003. In 2002, we non-renewed all insurance policies in our Missouri and Massachusetts regions and completed our run-off of all policies in these regions by February 2003. We operate in a single business segment, workers' compensation products and services.

The following explains the accounting policies we use to arrive at some of the more significant amounts in our financial statements.

Accounting Principles — We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).

Consolidation — Our consolidated financial statements include the accounts of RTW and ACIC. We eliminate all inter-company accounts and transactions in consolidation.

Use of Estimates — We make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the financial statement date and the recorded amounts of revenues and expenses during the reporting period. Our most significant estimates are those relating to our reinsurance recoverables on unpaid claim and claim settlement expenses, unpaid claim and claim settlement expenses, income taxes, deferred income taxes and an accrual for premium adjustments. We continually review our estimates and assumptions and make adjustments as necessary. Our actual results could vary significantly from the estimates we make.

Investments — We invest entirely in fixed maturity investments and classify our investments as available-for-sale.

Available-for-Sale Investments: Our available-for-sale investments are carried at fair value with changes in unrealized gains or losses, net of deferred taxes, reported as other comprehensive income. The fair values of our investments are determined based upon quoted market prices as obtained through commercial pricing services or brokers who provide estimated fair values.

Realized Investment Gains and Losses: Net realized investment gains and losses are identified separately in our Consolidated Statements of Operations. Cost of investments sold is determined by the specific identification method.

We continually monitor the difference between investment cost and fair value for each of our securities. If any security experiences a decline in value that is determined to be other than temporary, we reduce the security's carrying value for the decline and record a realized loss in the Consolidated Statements of Operations. No securities were reduced for declines in fair value in 2003, 2002 or 2001.

Cash and Cash Equivalents — We consider all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Fair Value of Financial Instruments — A number of our significant assets and liabilities (including reinsurance recoverables, deferred policy acquisition costs, furniture and equipment and unpaid claim and claim settlement expenses) are not considered financial instruments for disclosure purposes. Our premiums receivable and other assets and liabilities that are considered financial instruments are generally of a short-term nature. The carrying values of these instruments approximate their fair values. The carrying values and fair values of investments are disclosed in Note 3.

Deferred Policy Acquisition Costs — The costs directly related to writing an insurance policy are referred to as policy acquisition costs and consist of commissions, state premium taxes and other direct underwriting expenses. Although these costs arise when we issue a policy, we defer certain costs, principally commissions and state premium taxes. These costs are amortized to expense as premium revenue is recognized and are reported net of ceding commissions in the Consolidated Statement of Operations.

If deferred policy acquisition costs were to exceed the sum of unearned premiums net of reinsurance and related anticipated investment income less expected claim and claim settlement expenses, we would immediately expense the excess costs.

Depreciation — We depreciate furniture and equipment on a straight-line basis over the estimated useful life of the asset (five to ten years). Furniture and equipment are recorded at cost less accumulated depreciation of $4.4 million and $4.0 million at December 31, 2003 and 2002 respectively.

Income Taxes — We compute all income tax amounts using the liability method. Under this method, deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using presently enacted tax rates. Deferred tax assets are recognized for tax credit and net operating loss carry-forwards, reduced by a valuation allowance which is established when it is "more likely than not" that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates or regulations is recognized in income in the period that includes the enactment date.

Unpaid Claim and Claim Settlement Expenses — Claim expenses refer to amounts that we paid or expect to pay to claimants for insured events that have occurred. The costs of investigating, resolving and processing claims are referred to as claim settlement expenses. We record these expenses, net of amounts recoverable under reinsurance contracts, as "Claim and claim settlement expenses" in the Consolidated Statements of Operations.

Our "Unpaid claim and claim settlement expenses" represent reserves established for the estimated total unpaid cost of claim and claim settlement expenses for insured events that occurred on or prior to each balance sheet date. The reserves are primarily undiscounted; however, we discounted selected claims that have fixed or determinable future payments by $505,000 in 2003 and $438,000 in 2002 using discount factors ranging from 3.5% to 8.0%. These reserves reflect our estimates of the total cost of claims that were reported, but not yet paid, and the cost of claims incurred but not yet reported. Our estimates consider such variables as past loss experience, current claim trends and prevailing social, economic and legal environments. We have a limited amount of historical data to use in estimating our reserves for unpaid claim and claim settlement expenses because we commenced operations in 1992. As a result, we supplement our experience with external industry data, as adjusted to reflect anticipated differences between our results and the industry. We reduce the unpaid claim and claim settlement expenses for estimated amounts of subrogation.

We believe our reserves for unpaid claim and claim settlement expenses are adequate to cover the ultimate costs of claim and claim settlement expenses. The ultimate cost of claim and claim settlement expenses may differ from the established reserves, particularly when claims may not be settled for many years. Reserves for unpaid claim and claim settlement expenses and assumptions used in their development are continually reviewed. We record adjustments to prior estimates of unpaid claim and claim settlement expenses, which may be material, in operations in the year in which the adjustments are made.

Premiums Earned — Premiums on workers' compensation insurance policies are our largest source of revenue. The premium we charge a policyholder is a function of its payroll, industry and prior workers' compensation claims experience. In underwriting a policy, we receive policyholder payroll estimates for the ensuing year. We record premiums written on an installment basis, matching billing to the policyholder, and earn premiums on a daily basis over the life of each insurance policy based on the payroll estimate. We record the excess of premiums billed over premiums earned for each policy as unearned premiums on our balance sheet. When a policy expires, we audit employer payrolls for the policy period and adjust the estimated payroll and the policyholder's premium to its actual value. The result is a "final audit" adjustment recorded to premiums earned when the adjustment becomes known. We also estimate the final audit amount to be billed on unexpired and expired unaudited policies and record a final audit receivable included in premiums receivable on the balance sheet. Final audit premiums recognized during the period include billed final audit premiums plus (or minus) the change in estimate for final audit premiums on unexpired and expired unaudited policies.

Stock-Based Compensation — Had we calculated compensation expense for our option grants under the 1994 Stock Plan and stock issuances under the ESPP based on the fair value method described in SFAS No. 123, "Accounting for Stock-Based Compensation," our net (loss) income and basic and dilutive net (loss) income per share would approximate the following pro forma amounts (in 000's, except per share data):

	2003	2002	2001
Net income (loss):			
As reported	$6,999	$14,319	$(25,215)
Pro forma	6,814	14,110	(25,532)
Basic income (loss) per share:			
As reported	1.37	2.78	(4.89)
Pro forma	1.33	2.74	(4.96)
Dilutive income (loss) per share:			
As reported	1.32	2.78	(4.89)
Pro forma	1.29	2.74	(4.96)

The weighted average fair value of options granted under the ESPP and 1994 Stock Plan during 2003, 2002 and 2001 is estimated at $1.48, $2.94 and $2.19, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield; volatility of 115.3% to 131.5% in 2003, 125.6% in 2002 and 182.8% in 2001; risk-free interest rates ranging from 1.05% to 7.70%; and an expected life of 1 to 5 years.

Effect of Recent Accounting Pronouncements — In 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation — an Amendment of FASB 123". The standard requires additional disclosures in our financial statements, but does not affect our consolidated results of operation and financial position at December 31, 2003 and for the year then ended.

The Emerging Issues Task Force (EITF) of the FASB has issued EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". The disclosure provisions of this rule, which are addressed in Note 3, require tabular presentation of certain information regarding investment securities with gross unrealized losses.

Note 2 — Income Per Share

Basic income (loss) per share (IPS) is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted IPS is computed by dividing net income (loss) by the weighted average number of common shares and dilutive securities outstanding for the period. Dilutive securities consist of stock options. Dilutive securities are considered outstanding from the date of grant, after applying the treasury stock method for determining the dilutive effect.

The following is a reconciliation of the numerators and denominators of basic and diluted income (loss) per share:

	2003	2002	2001
Net income (loss) (000's)	$ 6,999	$ 14,319	$ (25,215)
Basic weighted average shares outstanding	5,114,000	5,146,000	5,152,000
Effect of dilutive stock options	182,000	8,000	—
Diluted weighted average shares outstanding	5,296,000	5,154,000	5,152,000
Basic income (loss) per share	$ 1.37	$ 2.78	$ (4.89)
Diluted income (loss) per share	$ 1.32	$ 2.78	$ (4.89)

Options to purchase 1.5 million shares of common stock at prices ranging from $1.98 to $38.67 were outstanding during 2001 but excluded from computing diluted IPS due to our 2001 net loss. Diluted weighted average shares outstanding would have increased by 4,000 shares in 2001 had these shares not been anti-dilutive in the computation.

Note 3 — Investments

Valuation of Investments — The following tables present amortized cost, gross unrealized gains and losses and estimated fair values of our available-for-sale securities (000's):

2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government securities	$48,152	$1,158	$(155)	$49,155
Asset-backed securities	1,008	3	—	1,011
Mortgage-backed securities	28,514	509	(18)	29,005
Total investments	$77,674	$1,670	$(173)	$79,171

2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government securities	$45,463	$2,581	$(21)	$48,023
Asset-backed securities	1,009	6	—	1,015
Mortgage-backed securities	31,522	861	(11)	32,372
Total investments	$77,994	$3,448	$(32)	$81,410

The gross unrealized losses and fair value of our investments aggregated by the length of time that individual securities have been in a continuous unrealized loss position are as follows (000's):

	Less Than Twelve Months		Greater Than Twelve Months			
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Total Fair Value	Total Gross Unrealized Losses
U.S. government securities	$15,172	$(155)	$—	$—	$15,172	$(155)
Mortgage-backed and asset-backed securities	2,450	(18)	—	—	2,420	(18)
Total investments	$17,622	$(173)	$—	$—	$17,622	$(173)

The gross unrealized loss in all cases is the result of a decline in interest rates and not as a result of a deterioration of the credit quality of the issuers. All issues carry a credit quality of AAA (Standard & Poors). We have the ability to hold all of these securities to maturity. We consider all relevant facts and circumstances in evaluating whether the impairment of a security is other than temporary. Relevant facts and circumstances considered include: (i) the length of time the fair value has been below cost; (ii) the financial position and access to capital of the issuer, including the current and future impact of any specific events; and (iii) our ability and intent to hold the security to maturity or until it recovers in value. To the extent we determine that a security is deemed to be other than temporarily impaired, the difference between amortized cost and fair value would be charged to earnings.

Deposits — Included in investments are U.S. government securities on deposit with various regulatory authorities, as required by law, with a fair value of $21.9 million and $27.7 million at December 31, 2003 and 2002, respectively.

Additionally, included in investments are U.S. government securities pledged as collateral against a letter of credit provided to an insurer, with a fair value of $4.1 million and $4.3 million at December 31, 2003 and December 31, 2002.

Fixed Maturities by Maturity Date — The following table presents the amortized cost and fair value of investments by contractual maturity at December 31, 2003. Actual maturities may differ from those stated as a result of calls and prepayments (000's):

	Amortized Cost	Estimated Fair Value
Maturing in:		
One year or less	$11,365	$11,447
Over one year through five years	10,377	10,677
Over five years through ten years	14,594	14,695
Over ten years	12,824	13,347
Mortgage-backed securities with various maturities	28,514	29,005
Total investments	$77,674	$79,171

Investment Income — Investment income includes income from the following sources (000's):

	2003	2002	2001
Fixed maturity investments	$4,346	$4,221	$5,599
Interest on deposit receivable	—	736	518
Short-term investments	128	144	286
Other	—	38	12
Investment income	$4,474	$5,139	$6,415

Note 4 — Reinsurance

Our financial statements reflect the effects of ceded reinsurance transactions. We purchase reinsurance to protect us from potential losses in excess of the level we are willing to accept. Our primary reinsurance is excess of loss coverage that limits our per-incident exposure.

We report reinsurance related balances on a "gross" basis on the balance sheet, resulting in reinsurance recoverable amounts on unpaid and on paid claim and claim settlement expenses recorded as assets. We estimate amounts recoverable from reinsurers in a manner consistent with the claim liability associated with the reinsured policy.

The following table summarizes our reinsurance coverage (all losses ceded on a per occurrence basis):

		Covers Losses Per Occurrence: In Excess of:	Covers Losses Per Occurrence: Limited to:
Minnesota:			
2003	WCRA	$360,000	Statutory limit
	Various reinsurers	$200,000	$360,000
2002	WCRA	$350,000	Statutory limit
2001	WCRA	$330,000	Statutory limit
Non-Minnesota:			
2003	Various reinsurers	$200,000	$20.0 million excluding acts of terrorism
2002	Various reinsurers	$300,000	$20.0 million
2001	Various reinsurers	$300,000	Statutory limit

We decreased our retention in 2003 to further reduce volatility in our operating results.

For claims occurring after June 30, 1998, we further limited our per incident exposure by purchasing excess of loss coverage for losses from $25,000 to the lesser of $300,000 or the WCRA selected retention level in Minnesota and from $25,000 to $300,000 in other states from a single reinsurer. This agreement was finalized after its effective date and activity occurring from July 1, 1998 through September 30, 1998 was recorded on a retrospective basis resulting in the deferral of a gain totaling $2.0 million at December 31, 1998. We amortized $400,000 of the deferred gain as a reduction of claim and claim settlement expenses in each of 2002, 2001 and 2000 and $740,000 in 1999 resulting in an un-amortized deferred gain of $49,000 at December 31, 2003. The deferred gain is being amortized into income using the effective interest rate inherent in the amounts paid to the reinsurer and the estimated timing and amounts of recoveries from the reinsurer. Activity occurring on or after October 1, 1998 is recorded prospectively. This contract was terminated effective December 31, 2000; however, the policy was effective in 2001 for policies in force at December 31, 2000 through expiration, not to exceed fifteen months after the effective termination date. Policies written or renewing after December 31, 2000 are not covered under this lower level excess of loss reinsurance policy.

Reinsurance contracts do not relieve us from our obligations to policyholders. We expect reinsurers to which we have ceded reinsurance to honor their obligations. Failure of these reinsurers to honor their obligations could result in losses to us. We do not anticipate any such losses and accordingly, no provision for amounts deemed uncollectible are included in our financial statements. We attempt to minimize our exposure to significant losses from reinsurer insolvency by monitoring the financial condition of our reinsurers. The reinsurance recoverable on unpaid claim and claim settlement expenses associated with reinsurers are as follows (000's):

	2003	2002
Excess of loss reinsurance through various reinsurers	$71,466	$91,822

The effect of ceded reinsurance on premiums written and claim and claim settlement expenses are as follows (000's):

	2003	2002	2001
Premiums written:			
Direct	$56,468	$ 59,898	$ 94,703
Ceded	(8,141)	(2,242)	(11,363)
Net premiums written	$48,327	$ 57,656	$ 83,340
Claim and claim settlement expenses:			
Direct	$20,932	$ 60,109	$128,734
Ceded	6,324	(19,576)	(48,631)
Net claim and claim settlement expenses	$27,256	$ 40,533	$ 80,103

During 2003, the Company re-evaluated and lowered its estimate for excess of loss unpaid claim and claim settlement expenses by $15.1 million, which inures to the benefit of our reinsurers. Excluding the effect of this benefit, our ceded losses to reinsurers would have been $8.8 million.

The reinsurance recoverable on paid claim and claim settlement expenses consists primarily of receivables from paid claim and claim settlement expenses that were submitted but not yet reimbursed by reinsurers at December 31, 2003 and 2002.

Note 5 — Unpaid Claim and Claim Settlement Expenses

As described in Note 1, we establish unpaid claim and claim settlement expense reserves on reported and unreported claims for insured losses. The establishment of appropriate reserves is an inherently uncertain process. Furthermore, estimating ultimate reserves is difficult due to our relatively limited historical claim data and small claim population. Estimates are further complicated by the extended periods of time that elapse between the date the loss occurs and the date the loss is reported and ultimately settled. Reserve estimates are regularly reviewed and updated, using the most current information available. Any resulting adjustments, which may be material, are reflected in current operations.

The following table represents a reconciliation of beginning and ending unpaid claim and claim settlement expense reserves for each of the last three years (000's):

	2003	2002	2001
Balance at January 1	$181,262	$181,310	$128,841
Less reinsurance recoverables	(91,822)	(90,115)	(61,845)
Plus deferred gain on retrospective reinsurance	49	449	849
Net balance at January 1	89,489	91,644	67,845
Incurred related to:			
Current year	33,954	49,621	73,557
Prior years	(6,698)	(8,356)	7,731
Write-off of reinsurance recoverable	—	(332)	(785)
Amortization of deferred retrospective reinsurance gain	—	(400)	(400)
Total incurred	27,256	40,533	80,103
Paid related to:			
Current year	10,761	13,715	25,062
Prior years	27,357	28,973	31,242
Total paid	38,118	42,688	56,304
Net balance at December 31	78,627	89,489	91,644
Plus reinsurance recoverables	71,466	91,822	90,115
Plus deferred gain on retrospective reinsurance	(49)	(49)	(449)
Balance at December 31	$150,044	$181,262	$181,310

Changes in estimates of unpaid claim and claim settlement expenses for prior years decreased the provision for claim and claim settlement expenses by $6.7 million in 2003 and $8.4 million in 2002 and increased the provision for claim and claim settlement expenses by $7.7 million in 2001.

Our estimate for unpaid claim and claim settlement expenses decreased in 2003 due to the following: (i) the frequency of claims reported in 2003 for 2002 and prior years was less than anticipated when we determined our liability in 2002; and (ii) our estimate of the liability for unpaid claim and claim settlement expenses is difficult and volatile due to our relatively limited historical claim data and small claim population.

Our estimate for reinsurance receivables decreased in 2003 due to: (i) the re-evaluation and lowering of our estimate for gross unpaid claim and claim settlement expenses by $15.1 million; and (ii) payments and the related recoveries on prior year ceded claim and claim settlement expenses.

Note 6 — Notes Payable

In March 2000, we borrowed $8.0 million under a term loan agreement to fund the repurchase of common stock from certain of our shareholders. We paid $1.0 million in principal on the term loan in 2000, an additional $2.5 million in 2001, $3.3 million in 2002 and the remaining $1.2 million in 2003. We paid interest at an adjusted LIBOR rate on the term loan (adjusted LIBOR was 4.66% at December 31, 2002). The term loan was paid in full in September 2003.

Note 7 — Income Taxes

Income tax expense (benefit) consists of the following (000's):

	2003	2002	2001
Current:			
Federal	$ 288	$(3,521)	$ —
State	128	85	242
Total current tax (benefit) expense	416	(3,436)	242
Deferred:			
Federal	(828)	(721)	8,585
State	—	—	116
Total deferred tax (benefit) expense	(828)	(721)	8,701
Income tax (benefit) expense	$(412)	$(4,157)	$8,943

Our income tax (benefit) expense differs from the federal statutory rate as follows (000's):

	2003	2002	2001
Federal income tax expense (benefit) at 35%	$ 2,305	$ 3,557	$(5,695)
Increase (reduction) in income tax expense (benefit) resulting from:			
State income taxes, net of federal income tax benefit	79	242	228
Non-deductible investment amortization and tax-exempt investment income	11	18	(48)
Deferred income tax valuation allowance	(3,060)	(7,927)	14,560
Other	253	(47)	(102)
Income tax (benefit) expense	$ (412)	$(4,157)	$ 8,943

Differences between the tax basis of assets and liabilities and their reported amounts in the Consolidated Financial Statements that will result in taxable or deductible amounts in future years are called temporary differences. The tax effects of temporary differences that give rise to net deferred tax assets, included within other assets, are as follows (000's):

	2003	2002
Unpaid claim and claim settlement expenses	$ 5,988	$ 6,452
Net operating loss carry-forward	—	2,598
Accrued second injury funds	90	483
Unearned premiums	1,877	889
Office closure costs	88	145
Retrospective reinsurance	17	17
Other	642	235
Deferred tax assets	8,702	10,819
Net unrealized gain on securities	(524)	(1,196)
Deferred policy acquisition costs	(894)	(756)
Depreciation	(211)	(234)
Deferred tax liabilities	(1,629)	(2,186)
Net deferred tax assets before valuation allowance	7,073	8,633
Valuation allowance	(3,573)	(6,633)
Net deferred tax asset	$ 3,500	$ 2,000

In assessing the realizability of deferred tax assets, we consider recent operating results, the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. At December 31, 2001, we established a $14.5 million valuation allowance against deferred tax assets resulting in a corresponding adjustment to income tax expense. In 2002, the valuation allowance decreased by $7.9 million to $6.6 million as we were able to carry-back our 2001 operating loss five years resulting in a $3.8 million tax refund, the reversal of certain deferred tax items and use of the 2000 operating loss carry forward to offset income in 2002. This allowance further decreased by $3.0 million in 2003 to $3.6 million as we used the remaining 2001 operating loss carry forward to offset the income we earned in 2003 and further evaluated the asset we expect to realize based on our projected taxable income and available tax planning strategies. We expect the remaining deferred tax asset, net of the valuation allowance, at December 31, 2003 to be realized as a result of income and the reversal of existing taxable temporary differences in the future. Deferred tax assets are included in other assets on the Consolidated Balance Sheets.

Income taxes receivable were approximately $492,000 and $793,000 at December 31, 2003 and 2002, respectively, and are included in other assets.

Note 8 — Employee Benefits and Plans

Stock Based Compensation — We account for our stock-based compensation plans, the RTW, Inc. 1995 Employee Stock Purchase Plan and Trust (ESPP) and the 1994 Stock Plan, using Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related Interpretations. Under APB 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of our stock at the date of the grant over the amount an employee must pay to acquire the stock.

1995 Employee Stock Purchase Plan — The ESPP provides employees the opportunity to purchase shares of our stock at 85% of the fair value based on the lesser of the beginning or ending share price for each plan year as set forth in the plan. In 2003, the shares reserved for distribution under the plan were increased from 100,000 to 150,000 shares. The ESPP terminates in ten years and will be carried out in phases, each consisting of one year or a different period of time approved by the Board of Directors. Any employee completing two weeks of service prior to commencing a phase of the plan may participate. Employees may elect to contribute from $10 to 10% of monthly salary to the plan through payroll withholdings. The following summarizes shares purchased and purchase prices for each phase in the most recent three years completed through 2003:

Phase:	Shares Purchased	Purchase Price
Beginning April 2000, expiring April 2001	9,490	$3.40
Beginning April 2001, expiring April 2002	5,047	1.90
Beginning April 2002, expiring April 2003	20,649	2.07

The eighth one-year phase began in April 2003 and expires in April 2004.

Our liability for employee contributions withheld at December 31, 2003 and 2002 for the purchase of shares in April 2004 and April 2003 under the ESPP was $47,000 and $51,000, respectively.

1994 Stock Plan — The 1994 Stock Plan provides for awards of qualified and non-qualified stock options. In July 1998, the Board of Directors increased the shares reserved for distribution under the plan to 1,000,000. Option price, option term, vesting provisions and other limits and restrictions are determined at the time of grant by the Board of Directors or, if established, by a separate committee. The exercise price for all options granted was the market price of the common stock at the date of grant.

Options granted, exercised, canceled and outstanding under the 1994 Stock Plan are as follows:

	Qualified		Non-Qualified	
	Option Shares	Weighted Average Exercise Price	Option Shares	Weighted Average Exercise Price
Balance, January 1, 2001	320,730	$12.56	263,226	$13.31
Granted	46,000	4.93	217,500	1.98
Canceled	(74,340)	10.71	—	—
Balance, December 31, 2001	292,390	11.83	480,726	8.19
Granted	25,500	2.48	112,500	2.40
Canceled	(180,819)	12.24	(266,351)	12.60
Balance, December 31, 2002	137,071	9.54	326,875	2.60
Granted	155,500	2.19	12,500	3.13
Exercised	(8,000)	2.22	—	—
Canceled	(9,052)	9.62	(80,000)	2.20
Balance, December 31, 2003	275,519	$ 5.60	259,375	$ 2.75

Each of the qualified stock options expires ten years from the date of grant and substantially all are subject to continued employment with us. Each of the non-qualified options expires ten years from the date of grant with the exception of certain options granted to the founder of the Company which expire five years from the date of grant. Certain of the options are subject to vesting provisions that restrict exercise of the option.

The following table summarizes the options outstanding and exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable	
		Weighted Average			
Exercise Price Range	Number of Options	Contractual Life	Exercise Price	Number of Options	Weighted Average Exercise Price
Qualified stock options:					
$14.00 - $38.67	40,019	4.2 years	$16.61	40,019	$16.61
8.75 - 10.75	36,500	6.1 years	10.55	36,500	10.55
2.19 - 4.50	199,000	8.8 years	2.48	100,416	4.91
$ 2.19 - $38.67	275,519	7.8 years	$ 5.60	176,935	$ 8.72
Non-qualified stock options:					
$31.75	5,000	3.1 years	$31.75	5,000	$31.75
1.98 - 5.33	254,375	8.0 years	2.18	204,373	2.22
$ 1.98 - $31.75	259,375	7.9 years	$ 2.75	209,373	$ 2.92

Employment Contracts — We entered into a one-year employment agreement with our President and Chief Executive Officer, Jeffrey B. Murphy beginning December 17, 2003. Under this agreement, Mr. Murphy receives a base salary of $250,000, subject to review annually for increase by our Board of Directors. In addition to base salary, Mr. Murphy is eligible for bonuses, expense reimbursements and health, dental, life and disability insurance consistent with that provided to other officers and employees. Additionally, Mr. Murphy was granted 100,000 non-qualified options at $6.00 per share on March 12, 2004.

Combined Retirement Plan — We combine our 401(k) Retirement Plan and Employee Stock Ownership Plan (ESOP) into a single KSOP retirement plan. The KSOP retains the features of each separate component except for eligibility and vesting provisions. Under the plan, employees become eligible to participate in the plan on the first day of the month after beginning employment and attaining age 21.

401(k) Retirement Component — We sponsor a defined contribution retirement component under Section 401(k) of the Internal Revenue Code for eligible employees. Our contributions are discretionary and are based on contributions made by employees. Expense recognized for 2003, 2002 and 2001 was $204,000, $220,000 and $316,000, respectively.

Employee Stock Ownership Component — We maintain an ESOP for our qualified employees. Our contributions are discretionary. We may contribute cash or shares of our common stock. No contributions were made or expense recorded in 2003, 2002 or 2001.

Other Employee Benefit Plans — We maintained bonus plans in 2003, 2002 and 2001 under which all employees, including officers, were eligible for a bonus based on our operating results. These bonuses aggregated $941,000, $864,000 and $204,000 in 2003, 2002 and 2001, respectively.

Note 9 — Shareholders' Equity

On November 7, 2002 our Board of Directors approved a one-for-two reverse stock split in order to remedy the minimum bid requirement for continued listing on the Nasdaq National Market. The reverse stock split was effective to shareholders of record on the close of business on November 22, 2002. All share and per share amounts in these Consolidated Financial Statements have been adjusted to reflect the effect of the stock split.

On September 15, 1998, our Board of Directors approved a share repurchase program authorizing the repurchase of up to $4.0 million of RTW, Inc. common stock. We may repurchase shares on the open market or through private transactions depending upon market conditions and availability. Through December 31, 2003 we repurchased approximately 385,000 shares for $2.7 million. We will use the repurchased shares for employee stock option and purchase plans and other corporate purposes.

Shareholder Rights Plan — In April 1997, we adopted a shareholder rights plan and declared a dividend of one right for each outstanding share of common stock to shareholders of record at the close of business on June 30, 1997. The rights become exercisable only after any person or group (the Acquiring Person) becomes the beneficial owner of 15% or more of the voting power of our common stock. Certain shares held by our Chairman Emeritus, David C. Prosser, and his wife are excluded from the computation for determining whether a person is an Acquiring Person. Each right entitles its registered holder to purchase from us one one-hundredth share of a new Series A Junior Participating Preferred Stock, no par value, at a price of $85 per one one-hundredth share, subject to adjustment. If any Acquiring Person acquires beneficial ownership of 15% or more of our voting power, each right will entitle its holder (other than such Acquiring Person) to purchase, at the then current purchase price of the right, that number of shares of our common stock having a market value of two times the purchase price of the right, subject to certain possible adjustments. In addition, if we are acquired in a merger or other business combination transaction, each right will entitle its holder to purchase, at the then current purchase price of the right, that number of common shares of the acquiring company having a market value of two times the purchase price of the right. Following the acquisition of a beneficial ownership of 15% or more of our outstanding common stock by any Acquiring Person and prior to an acquisition by any Acquiring Person of 50% or more of our outstanding common stock, our Board of Directors may exchange the outstanding rights (other than rights owned by such Acquiring Person), in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth share of Preferred Stock (or equivalent securities) per right, subject to adjustment. We may redeem the rights, in whole, at $.001 per right, at any time prior to an acquisition by any Acquiring Person of 15% or more of our outstanding common stock and prior to the expiration of the rights. The rights expire on April 17, 2007, unless extended or earlier redeemed by us.

Dividend Restrictions — Dividends are paid as determined by our Board of Directors. No cash dividends have ever been paid by us.

Our ability to pay cash dividends to shareholders may depend upon the amount of dividends received from our insurance subsidiary. ACIC's ability to pay dividends is restricted by law or subject to approval of the insurance regulatory authorities of Minnesota.

Under Minnesota insurance law regulating the payment of dividends by ACIC, any such payments must be an amount deemed prudent by ACIC's Board of Directors and, unless otherwise approved by the Commissioner of the Minnesota Department of Commerce (Commissioner), must be paid solely from the adjusted earned surplus of ACIC. Adjusted earned surplus means the earned surplus as determined in accordance with statutory accounting practices (unassigned funds), less 25% of the amount of such earned surplus that is attributable to unrealized capital gains. Further, without approval of the Commissioner, ACIC may not pay a dividend in any calendar year which, when combined with dividends paid in the preceding twelve months, exceeds the greater of: (i) 10% of ACIC's statutory capital and surplus at the prior year end; or (ii) 100% of ACIC's statutory net gain from operations (not including realized capital gains) for the prior calendar year. For 2004, dividends in excess of approximately $3.3 million would require prior consent of the Commissioner.

Statutory Surplus and Statutory Net Income (Loss) — Our insurance subsidiary is required to file financial statements with state regulatory agencies. The accounting principles used to prepare the statutory financial statements follow prescribed accounting practices that differ from GAAP. Statutory capital and surplus at

December 31, 2003 and 2002, and statutory net income (loss) for the years ended December 31, 2003, 2002 and 2001 are as follows (000's):

	Statutory Capital and Surplus	Statutory Net Income (Loss)
2003	$33,033	$ 6,103
2002	26,820	12,064
2001		(14,074)

Note 10 — Commitments and Contingencies

Operating Leases — We conduct our operations in leased office facilities under operating lease agreements. The agreements provide for monthly base lease payments plus contingent rentals based on an allocable portion of certain operating expenses incurred by the lessor.

Future minimum (base) rental payments required under the leases, as of December 31, 2003, are as follows (000's):

2004	$1,280
2005	1,151
2006	931
2007	580

Rent expense, including contingent rentals, was $1.0 million, $1.3 million and $2.0 million for 2003, 2002 and 2001, respectively.

In the ordinary course of administering our workers' compensation programs, we are routinely involved in the adjudication of claims resulting from workplace injuries. We are not involved in any legal or administrative claims that we believe are likely to have a material adverse effect on our financial condition or results of operations.

Note 11 — Accumulated Other Comprehensive Income

Our accumulated other comprehensive income includes only unrealized gains and losses on investments classified as available-for-sale. Changes in accumulated other comprehensive income and other comprehensive income (loss) were as follows (000's):

	2003	2002	2001
Accumulated other comprehensive income, beginning of year	$ 2,220	$ 882	$ 204
Changes in comprehensive income (loss) arising during the year:			
Net unrealized investment (losses) gains	(1,234)	3,780	2,211
Less: Adjustment for net realized investment (losses) gains	685	1,721	1,163
Change in net unrealized investment gains	(1,919)	2,059	1,048
Income tax (benefit) expense	(672)	721	370
Other comprehensive (loss) income for the year	(1,247)	1,338	678
Accumulated other comprehensive income, end of year	$ 973	$2,220	$ 882

Note 12 — Restructuring Charges

During 2001, we recorded pre-tax restructuring charges totaling $2.0 million to general and administrative expenses in the Consolidated Statement of Operations. These charges included costs associated with our decision to close our Missouri and Massachusetts regional offices, as well as our Brainerd, Minnesota and Overland Park, Kansas satellite offices. We anticipated that 38 employees in our regional offices, 17 employees in our satellite offices and 2 employees in our Home Office would be affected by these closures. The restructuring charge included $715,000 of severance pay and benefits, of which $106,000 was paid by December 31, 2001 and the remainder of which was paid, primarily in early 2002. Additionally, the restructuring charge included office and equipment lease costs totaling $684,000 of which $80,000 was paid by December 31, 2001 with an additional $195,000 paid in 2002 and furniture and equipment disposals and other costs totaling $600,000 of which $53,000 had been disposed of by December 31, 2001, the remainder of which was disposed of in 2002. At December 31, 2003 and 2002, the remaining accrual included amounts related to future lease payments totaling $248,000 and $409,000, respectively.

Note 13 — Termination of Deposit Contract

In June 2001, we entered into an agreement with St. Paul RE effective January 1, 2001. Key provisions of this agreement included ceding 50% of the subject net earned premium to SPR in exchange for various levels of paid claim reimbursement through several loss corridors as defined in the agreement. In December 2002, we negotiated the termination of this agreement with SPR. In connection with the termination, we received $28.8 million in cash in December 2002 representing a return of all deposits made under the agreement less claim reimbursements for claims paid through December 2002. In 2002, we recorded a gain on the termination totaling $1.0 million representing the difference between the deposit receivable balance and the amount received from SPR.

Note 14 — Quarterly Results of Operations (Unaudited)

Quarterly revenues are affected by: (i) premiums in force at the beginning of the quarter; (ii) new policies written in the quarter; (iii) final audit premiums recognized during the quarter; and (iv) our policy renewal rate in the quarter. Historically, a majority of new policies written and policy renewals have occurred in the first, second and fourth quarters.

The following tables present unaudited quarterly results of operations for the eight quarters ended December 31, 2003:

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Premiums in force	$48,700	$50,300	$57,400	$58,100
Revenues:				
Gross premiums earned	$13,022	$12,566	$13,728	$15,115
Premiums ceded	(1,900)	(1,721)	(2,049)	(2,471)
Premiums earned	11,122	10,845	11,679	12,644
Investment income	1,242	1,167	1,067	998
Net realized investment gains	—	—	685	—
Other income	28	28	23	30
Total revenues	12,392	12,040	13,454	13,672
Expenses:				
Claim and claim settlement expenses	8,194	5,704	6,421	6,937
Policy acquisition costs	1,035	2,765	1,484	1,594
General and administrative expenses	2,286	2,656	2,542	3,305
Total expenses	11,515	11,125	10,447	11,836
Income from operations	$ 877	$ 915	$ 3,007	$ 1,836
Net income	$ 564	$ 639	$ 3,133	$ 2,663
Basic income per share	$ 0.11	$ 0.12	$ 0.61	$ 0.52
Diluted income per share	$ 0.11	$ 0.12	$ 0.59	$ 0.49

The following represent pre-tax adjustments recorded during each quarter of 2003 that affected reported net income:

Realized gains on repositioning our investment portfolio	$ —	$ —	$ 685	$ —
Changes in estimates for unpaid claim and claim settlement expenses on claims reported in prior years	300	2,400	2,000	2,000
Pool reapportionment charge	—	(1,451)	—	—
Severance and moving costs	—	—	—	(217)
Contingent commission reversal	—	—	—	(375)
Change in recorded deferred income tax valuation allowance	—	—	1,200	1,860

2002	First Quarter (Revised)	Second Quarter (Revised)	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Premiums in force	$68,800	$59,100	$60,200	$54,200
Revenues:				
Gross premiums earned	$17,843	$14,367	$15,668	$14,628
Premiums ceded	(878)	14	(562)	(816)
Premiums earned	16,965	14,381	15,106	13,812
Investment income	1,423	1,403	1,227	1,086
Net realized investment gains (losses)	1,451	(12)	354	(72)
Other income	—	—	—	22
Total revenues	19,839	15,772	16,687	14,848
Expenses:				
Claim and claim settlement expenses	11,681	11,330	10,255	7,267
Policy acquisition costs	2,186	1,608	1,814	696
General and administrative expenses	3,230	2,413	2,386	1,955
Total expenses	17,097	15,351	14,455	9,918
Income from operations	$ 2,742	$ 421	$ 2,232	$ 4,930
Net income	$ 2,659	$ 208	$ 3,393	$ 8,059
Basic income per share	$ 0.52	$ 0.04	$ 0.66	$ 1.57
Diluted income per share	$ 0.52	$ 0.04	$ 0.66	$ 1.57

The following represent pre-tax adjustments recorded during each quarter of 2002 that affected reported net income:

Changes in estimated reinsurance costs	$ —	$ 669	$ 350	$ —
Realized gains on repositioning our investment portfolio	1,451	—	354	—
Changes in estimates for unpaid claim and claim settlement expenses on claims reported in prior years	3,000	—	1,250	4,106
Second injury fund accrual adjustments	—	—	—	851
Gain recorded on termination of St. Paul RE contract	—	—	—	957
Change in recorded deferred income tax valuation allowance	—	—	1,296	6,631

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

On September 12, 2002, Deloitte & Touche LLP ("D&T") resigned as the independent certified public accountants for the Company. D&T concurrently indicated that the Company's assigned Audit Partner had terminated his employment with D&T and that the Company no longer fit its client profile.

D&T's reports on the Company's financial statements for the years ended December 31, 2001 and 2000 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the past two fiscal years and the subsequent interim period preceding the resignation of D&T, there were no disagreements with D&T on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of D&T, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report for such periods.

Effective October 7, 2002, at the recommendation of the Audit Committee, the Company engaged Ernst & Young LLP (E&Y) as the independent certified public accountants for the Company. During the two most recent fiscal years and through October 7, 2002, the Company did not consult with E&Y with respect to the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of RTW, or any other matters or reportable events as set forth in Items 304 (a) (2) (i) and (ii) of the Securities and Exchange Commission's Regulation S-K.

In June 2001, we entered into an agreement with St. Paul RE (SPR) effective January 1, 2001 in order to reduce our net premium to surplus leverage ratio and maintain a secure financial strength rating for our insurance subsidiary as disclosed in Note 13 — Termination of Deposit Contract.

At the time we entered into this agreement, we evaluated whether or not this agreement contained the necessary attributes to be accounted for as reinsurance. Evaluating contracts of this type requires significant judgment about possible future events. Based on our evaluation, we concluded that this agreement satisfied the necessary requirements to be accounted for as reinsurance. Our independent public accountants (D&T) and reinsurance brokers agreed with our conclusion at that time. In consultation with E&Y, we determined that our original conclusion to record the agreement under reinsurance accounting standards was incorrect and have restated the accounting for the agreement since inception using accounting standards defined in Statement of Position 98-7 (SOP 98-7), Insurance Deposit Accounting. D&T maintained its position with respect to the original accounting for the transaction and withdrew its opinion on the 2001 financial statements in February 2003. E&Y subsequently audited those financial statements and issued a report that did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

Item 9A. ***Controls and Procedures***

(a) Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer, Jeffrey B. Murphy, and Chief Financial Officer, Alfred L. LaTendresse, have reviewed the Company's disclosure controls and procedures prior to the filing of this report. Based upon this review, these officers believe that the Company's disclosure controls and procedures are effective in ensuring that material information related to the Company is made known to them by others within the Company.

(b) Changes in Internal Controls

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls during the year covered by this report or from the end of the reporting period to the date of this Annual Report on Form 10-K.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

Information with respect to Directors is contained in the Section entitled "Election of Directors" in the Company's 2004 Proxy Statement and is incorporated herein by reference.

Information with respect to Executive Officers is included in PART I of this Annual Report on Form 10-K.

Item 11. ***Executive Compensation***

Information required under this item is contained in the Section entitled "Executive Compensation and Other Information" in the Company's 2004 Proxy Statement and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management***

Information required under this item is contained in the Section entitled "Security Ownership of Principal Shareholders and Management" in the Company's 2004 Proxy Statement and is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions***

Information required under this item is contained in the Section entitled "Certain Transactions" in the Company's 2004 Proxy Statement and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

Information required under this item is contained in the Section entitled "Principal Accountant Fees and Services" in the Company's 2004 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules, and Reports on Form 8-K***

(a) *Documents filed as Part of this Report*

(1) *Financial Statements.* The following consolidated financial statements of the Company are set forth on pages 36 through 57 of Part II, Item 8 of this Report.

Independent Auditors' Reports

Consolidated Balance Sheets — December 31, 2003 and 2002

Consolidated Statements of Operations — Years Ended December 31, 2003, 2002 and 2001

Consolidated Statements of Shareholders' Equity — Years Ended December 31, 2003, 2002 and 2001

Consolidated Statements of Cash Flows — Years Ended December 31, 2003, 2002 and 2001

Notes to Consolidated Financial Statements — Years Ended December 31, 2003, 2002 and 2001

(2) *Financial Statement Schedules for the Three Years Ended December 31, 2003*

All other schedules are omitted because they are not applicable or the required information is presented in the Financial Statements or the notes thereto.

(b) *Listing of Reports on Form 8-K*

The Company filed the following Current reports on Form 8-K during the quarter ended December 31, 2004 and through March 19, 2004:

The Company filed a Current Report on Form 8-K dated October 22, 2003 pursuant to Item 12 of Form 8-K, Disclosure of Results of Operations and Financial Condition, under which RTW, Inc. furnished a press release, issued on October 22, 2003, disclosing material non-public information regarding its results of operations for the quarter ended September 30, 2003.

The Company filed a Current Report on Form 8-K dated December 17, 2003 pursuant to Item 5 of Form 8-K, Other Events, under which RTW, Inc. furnished a press release, issued on December 17, 2003, disclosing material non-public information regarding naming Jeffrey B. Murphy as Chief Executive Officer and electing John O. Goodwyne as Chairman of the Board.

The Company filed a Current Report on Form 8-K dated February 11, 2004 pursuant to Item 12 of Form 8-K, Disclosure of Results of Operations and Financial Condition, under which RTW, Inc. furnished a press release, issued on February 11, 2004, disclosing material non-public information regarding its results of operations for the quarter ended December 31, 2003.

The Company filed a Current Report on Form 8-K dated March 9, 2004 pursuant to Item 5 of Form 8-K, Other Events, under which RTW, Inc. furnished a press release, issued on March 9, 2004, disclosing material non-public information reporting that A.M. Best Co. (Best) increased the financial strength rating of American Compensation Insurance Company (ACIC), a subsidiary of RTW, Inc., to B+ (Very Good, Secure) from B (Fair, Vulnerable).

The Company filed a Current Report on Form 8-K dated March 12, 2004 pursuant to Item 5 of Form 8-K, Other Events, under which RTW, Inc. furnished a press release, issued on March 12, 2004, disclosing material non-public information reporting that it has been awarded a three-year contract with the Minnesota Assigned Risk Plan (Plan). Under the terms of the contract, RTW will provide policy issuance and claims management services to twenty-five percent (25%) of the Plan policyholders on a fee-for-service basis. The contract also has a mutual two-year extension provision.

(c) *Listing of Exhibits* (* indicates compensatory plan)

3.1	Amended Articles of Incorporation(7)
3.2	Amended Bylaws(1)
4.1	Form of Rights Agreement dated April 17, 1997 between RTW, Inc. and Norwest Bank Minnesota National Association(2)
10.1*	Employment agreement between RTW, Inc. and Jeffrey B. Murphy dated March 12, 2004
10.2*	Amended RTW, Inc. 1995 Employee Stock Purchase Plan(4)
10.3*	Amended RTW, Inc. 1994 Stock Plan(4)
10.4	Contract between RTW and ACIC dated January 1, 1992(5)
10.5	Service Agreement between RTW and ACIC dated February 1, 1992(5)
10.6*	Description of the 2004 Profit Sharing Program
10.7	Reinsurance contract between ACIC and First Excess and Reinsurance Corporation (GE Reinsurance Corporation) effective July 1, 1998(3)
10.8	Endorsement No. 2 to the reinsurance contract between ACIC and General Reinsurance Corporation(3)
10.8.1	Description of the Reinsurance Agreement for 2002 between ACIC and General Reinsurance Corporation effective January 1, 2002(6)
10.8.2	Description of the Reinsurance Agreement for 2003 between ACIC and General Reinsurance Corporation effective January 1, 2003(7)
10.8.3	Description of the Reinsurance Agreement for 2004 between ACIC and General Reinsurance Corporation effective January 1, 2004
10.9	Minnesota Workers' Compensation Reinsurance Association reinsurance agreement(7)
10.10	Election form for the 2004 Minnesota Workers' Compensation Reinsurance Association reinsurance agreement
10.11	Description of the Reinsurance Agreement for 2003 between ACIC and Everest Re/Platinum Re effective January 1, 2003(7)
10.12	Description of the Reinsurance Agreement for 2004 between ACIC and various reinsurers effective January 1, 2004
11	Statement re: Computation of Income Per Share
14	Code of Ethics
21	Subsidiaries of the Registrant: The Company has one wholly-owned subsidiary, American Compensation Insurance Company, a Minnesota corporation
23	Consent of Ernst & Young, LLP
24	Power of Attorney, included in Signature page
31.1	Certification of President and Chief Executive Officer
31.2	Certification of Chief Financial Officer
32	Certification Pursuant to 18 U.S.C. § 1350, Adopted Pursuant to § 906 of the Sarbanes-Oxley Act of 2002

---

(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-89164).

(2) Incorporated by reference to the Company's Registration Statement on Form 8-A filed April 25, 1997 (File No. 0-25508).

(3) Incorporated by reference to the Company's 1998 Annual Report on Form 10-K.

(4) Incorporated by reference to the Company's Registration Statement on Form S-8 (Reg. No. 333-81408).

(5) Incorporated by reference to the Company's Registration Statement on Form SB-2 (Reg. No. 33-2002C).

(6) Incorporated by reference to the Company's 2001 Annual Report on Form 10-K/A.

(7) Incorporated by reference to the Company's 2002 Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RTW, INC.

By /s/ JEFFREY B. MURPHY

Jeffrey B. Murphy
President, Chief Executive Officer and Director
(Principal Executive Officer)

Date: March 28, 2004

Signatures and Power of Attorney

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant, in the capacities, and on the dates, indicated. Each person whose signature appears below constitutes and appoints Jeffrey B. Murphy and Alfred L. LaTendresse as his true and lawful attorney-in-fact and agents, each acting alone, with full power of substitutions and re-substitution, for him and in his name, place, and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K and to file the same, with the exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission.

Signature	Title	Date
By: /s/ JOHN O. GOODWYNE John O. Goodwyne	Chairman of the Board	March 28, 2004
By: /s/ JEFFREY B. MURPHY Jeffrey B. Murphy	President, Chief Executive Officer and Director (Principal Executive Officer)	March 28, 2004
By: /s/ ALFRED L. LATENDRESSE Alfred L. LaTendresse	Executive Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	March 28, 2004
By: /s/ DAVID C. PROSSER David C. Prosser	Chairman Emeritus of the Board	March 28, 2004
By: /s/ GREGORY D. KOSCHINSKA Gregory D. Koschinska	Director	March 28, 2004
By: /s/ WILLIAM J. DETERS William J. Deters	Director	March 28, 2004
By: /s/ JOHN W. PROSSER John W. Prosser	Director	March 28, 2004
By: /s/ VINA L. MARQUART Vina L. Marquart	Director	March 28, 2004

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RTW, Inc.
8500 Normandale Lake Boulevard, Suite 1400
Bloomington, Minnesota 55437
(952) 893-0403

NOTICE OF AND PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS

JUNE 16, 2004

NOTICE

To the Holders of Common Stock of RTW, Inc.:

The Annual Meeting of Shareholders of RTW, Inc. (the "Company") will be held at the Hotel Sofitel, 5601 West 78th Street, Bloomington, MN 55439, on Wednesday, June 16, 2004 at 10:00 a.m. Minneapolis time, for the following purposes:

1. To elect three (3) directors to serve until the 2007 Annual Meeting of Shareholders;

2. To ratify the appointment of Ernst & Young, LLP as independent auditors for the Company for the fiscal year ending December 31, 2004;

3. To amend the RTW, Inc. 1995 Employee Stock Purchase Plan; and

4. To consider and act on such other business as may properly come before the meeting.

The Company's Board of Directors has fixed the close of business on April 21, 2004 as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the meeting and any adjournment or postponements thereof.

By Order of the Board of Directors

Alfred L. LaTendresse, *Secretary*

April 28, 2004

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ENSURE REPRESENTATION OF YOUR SHARES.

RTW, Inc.

PROXY STATEMENT

TABLE OF CONTENTS

RTW, Inc.

8500 Normandale Lake Boulevard
Bloomington, Minnesota 55437
(952) 893-0403

PROXY STATEMENT

GENERAL INFORMATION

Annual Meeting of Shareholders

This Proxy Statement is furnished to shareholders of RTW, Inc., a Minnesota corporation ("RTW" or the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual Meeting of Shareholders to be held on Wednesday, June 16, 2004 at 10:00 a.m. local time at the Hotel Sofitel, 5601 West 78th Street, Bloomington, MN 55439, and at any adjournments or postponements thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of Proxy were first mailed to shareholders of the Company on or about May 5, 2004.

Solicitation and Revocation of Proxies

The costs and expenses of solicitation of proxies will be paid by the Company. In addition to the use of the mails, proxies may be solicited by directors, officers and regular employees of the Company personally or by telephone, but these persons will not be specifically compensated for such services.

Proxies in the form enclosed are solicited on behalf of the Board of Directors. Any shareholder giving a proxy in this form may revoke it before it is exercised either by submitting a new proxy bearing a date later than any prior proxy or by attending the meeting in person and completing a ballot at the meeting. All shares represented by timely, valid and unrevoked proxies will be voted at the annual meeting in accordance with the specifications indicated thereon. If no specification is indicated on a proxy, the proxy will be voted as recommended by management or the Board of Directors as described in this Proxy Statement.

Even if you have given your proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must bring to the meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares. Additionally, in order to vote at the meeting, you must obtain from the record holder a proxy issued in your name.

Voting Securities and Rights

Only shareholders of record at the close of business on April 21, 2004 are entitled to vote at the annual meeting. On that date there were outstanding 5,220,618 shares of the Company's common stock, no par value. Each holder of common stock is entitled to one vote for each share held with respect to the matters mentioned in the foregoing Notice of Annual Meeting of Shareholders and any other matters that may properly come before the meeting. A quorum, consisting of a majority of common stock entitled to vote at the Annual Meeting, must be present in person or by proxy before action may be taken at the Annual Meeting.

Under Proposal 1, each director nominee will be elected if approved by the affirmative vote of the holders of a plurality of the voting power of the shares present, in person or by proxy, and entitled to vote on that item of business. Proposals 2, 3 and 4, presented to the Company's shareholders at this Annual Meeting must be approved by the affirmative vote of the holders of a greater of (a) a majority of the Company's common stock present at the Annual Meeting, either in person or by proxy, and entitled to vote on that proposal or (b) the majority of the minimum number of shares of common stock of the Company that would constitute a quorum for transacting business at the Annual Meeting of Shareholders.

Abstentions will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum and in tabulating votes cast on proposals presented to shareholders, but as un-voted for purposes of determining the approval of the matter. Consequently, an abstention will have the same effect as a negative vote. If you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a broker non-vote). Shares held by brokers who do not have discretionary authority to vote on an particular matter and who have not received voting instructions from their customers are not counted or deemed to be present or represented for the purpose of determining whether shareholders have approved that matter, but they are counted as present for the purpose of determining a quorum at the Annual Meeting.

CORPORATE GOVERNANCE AND BOARD MATTERS

General

Our Board of Directors is committed to sound and effective corporate governance practices. We regularly review our governance policies and practices, as well as the provisions of the Sarbanes-Oxley Act of 2002, the new and proposed rules of the Securities and Exchange Commission ("SEC") and the new listing standards of The Nasdaq Stock Market ("Nasdaq"), and are taking steps to ensure compliance with the rules and regulations applicable to the Company. In the near future, we will make our governance policies and procedures, as well as our current committee charters, available to the public on our website at *www.rtwi.com* or by written request sent to our Investor Relations Department at:

RTW, Inc.
Investor Relations Department
8500 Normandale Lake Boulevard
Bloomington, Minnesota 55437
ir@rtwi.com

The Board, Board Committees and Meetings

Meeting Attendance. Our Board of Directors meets regularly during the year to review matters affecting our Company and to act on matters requiring Board approval. Each of our directors is expected to make a reasonable effort to attend all meetings of the Board, applicable committee meetings and our annual meeting of shareholders. During 2003, the Board of Directors met nine times. Each of the directors attended at least 75% of the meetings of the Board and committees on which he or she served. All of our directors then serving and nominees for directors to the Board except for William J. Deters attended our 2003 Annual Meeting of Shareholders.

Committees of the Board of Directors. The Board of Directors has established an Audit Committee and a Compensation Committee. The composition and function of each Committee is set forth below:

Director	Audit	Compensation
John O. Goodwyne	X	Chairman
David C. Prosser		
Gregory D. Koschinska	Chairman	X
William J. Deters	X	X
Jeffrey B. Murphy		
Vina L. Marquart		
John W. Prosser		

Audit Committee. The Audit Committee oversees the Company's internal control structure and financial reporting activities, reviews the scope of the annual audit, reviews any non-audit services performed by auditors to determine and maintain auditor independence, selects the Company's independent auditors, reviews the Company's audited financial statements prior to release to the public and conducts discussions with the Company's independent auditors each quarter in connection with their quarterly review. Ernst & Young, LLP, the Company's independent public accountants, report directly to the Audit Committee. Each of the members of the Audit Committee is independent as defined by Nasdaq listing standards and the Board of Directors has determined that Gregory D. Koschinska qualifies as an audit committee financial expert. The Audit Committee met four times during 2003. The Audit Committee operates under a written charter first adopted and approved by the Board of Directors on June 7, 2000 and most recently amended on March 10, 2004. A copy of the current charter is attached as Appendix A. The report of the Audit Committee begins on page 5.

Compensation Committee. Among other duties, the Compensation Committee reviews compensation of the Company's officers for fairness and competitiveness, determines the necessity for, and content of, any officer employment contracts, advises and recommends incentives in the form of overall corporate bonus plans and determines bonuses and grants of stock options for the Company's officers, and reviews the performance of the Company's Chief Executive Officer. The Compensation Committee also has the authority to make awards under, and adopt and alter administrative rules and practices governing, the Company's qualified or unqualified benefits plans, including the Company's stock option plans. The Compensation Committee operates under a charter approved by the Board and each of its members is independent under Nasdaq listing standards. The Compensation Committee met six times during 2003. The report of the Compensation Committee begins on page 14.

Director Independence

The Board of Directors has reviewed director independence guidelines in a manner consistent with the definitions of "independence" set forth in Section 301 of the Sarbanes-Oxley Act of 2002, Rule 10A-3 under the Securities Exchange Act of 1934 and Nasdaq listing standards. In accordance with these guidelines, the Board of Directors has reviewed and considered facts and circumstances relevant to the independence of each of its directors and director nominees and has determined that David C. Prosser, John W. Prosser, Vina L. Marquart and Jeffrey B. Murphy, the Company's President and Chief Executive Officer, do not qualify as "independent" directors. Each of John O. Goodwyne, Gregory D. Koschinska and William J. Deters qualifies as "independent" under Nasdaq listing standards. Specifically, the Board has determined that:

- Other than Mr. Murphy, no director is an officer or employee of the Company or its subsidiaries or affiliates;
- No director has an immediate family member who is an officer of the Company or its subsidiaries or has any current or past material relationship with the Company;
- No non-employee director has worked for, consulted with, been retained by, or received anything of substantial value from the Company aside from his or her compensation as a director, except for David C. Prosser whose contact with the Company expired on March 31, 2004, John W. Prosser who was employed by the Company from October 2003 to December 2003 and Vina L. Marquart, whose employment terminated with the Company on March 31, 2002;
- No director is, or was, within the past three years, employed by the independent auditors of the Company;
- No executive officer of the Company serves on the compensation committee or the board of directors of any corporation that employs a director, nominee for director or a member of the immediate family of any director or nominee for director; and
- No director is an executive officer of any entity which the Company's annual sales to or purchases from exceeded five percent of the Company's consolidated gross revenues for the last fiscal year.

Director Nominations

The Board of Directors has not yet established a committee to oversee the identification, recruitment and selection of nominees for election as director and this function of the Board is currently being performed by the independent Board members. These independent Board members will consider candidates for board membership suggested by other board members, as well as management and shareholders. Shareholders who wish to recommend a prospective nominee should follow the procedures set forth in of the Company's Bylaws as described in the section of this Proxy Statement entitled "Shareholder Proposals for Nominees."

Board Nominees for the 2004 Annual Meeting. The nominees for this 2004 Annual Meeting were selected by the independent members of the Board. With the exception of Mr. Murphy who was elected by the Board of Directors on March 10, 2004 to fill a vacancy created by the resignation of Alfred L. LaTendresse, all nominees were elected by shareholders at the Company's 2002 Annual Meeting. Mr. Murphy was recommended as a nominee by Mr. Goodwyne. The Company has not engaged a third-party search firm to assist it in identifying potential director candidates, but the Governance Committee may choose to do so in the future.

The independent members of our Board of Directors are responsible for considering and selecting the nominees for election as directors at our annual shareholder meetings. The Board believes a nominee at a minimum should possess the highest level of professional and personal ethics and values, be free of any material conflict of interest with respect to board service, have broad experience at the policy-making level, have the ability to provide insight and practical wisdom based on experience and expertise, be able to understand and relate to the culture of the Company, have sufficient time to properly discharge the duties associated with serving as a director, and have experience and knowledge that will enhance or maintain a diversity of business background among board members. Persons recommended by shareholders will be considered as nominees for directors in the same manner as other nominees.

In addition, the Board believes that certain specific qualities or skills are necessary for one or more of the Company's directors to possess. These include, among others, experience with publicly held companies, an understanding and background in corporate management, experience in delegation of duties, accounting experience, financial experience, legal experience, marketing experience, understanding of the insurance industry in general and the workers' compensation sector in particular, and background and experience necessary to qualify as an "audit committee financial expert" as defined by the Securities and Exchange Commission for purposes of the Sarbanes-Oxley Act of 2002.

Future Nominating Committee

The Board is considering a proposal that the nominating committee be comprised of all of the independent directors who will serve as the standing committee responsible for evaluating and recommending director nominees to the full board. We anticipate that the nominating committee will be in place in 2004 and operate under a formal written charter to be adopted by the Board. In the past, the Board has relied on recommendations made by directors and executive officers of the Company to identify nominees for director. The Company's Bylaws provide that a notice of proposed shareholder nominations for the election of directors must be timely given in writing to the Secretary of the Company prior to the meeting at which directors are to be elected. The notice to the Company from a shareholder who intends to nominate a person at the meeting for election as a director must contain certain information about such shareholder and the person(s) nominated by such shareholder, including, among other things, the name and address of record of such shareholder, a representation that the shareholder is entitled to vote at such meeting and intends to appear in person or by proxy at the meeting, the name, age, business and residence addresses and principal occupation of each nominee, such other information as would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee(s), and the consent of each nominee to serve as a director if so elected. The Company may also require any proposed nominee to furnish other information reasonably required by the Company to determine the proposed nominee's eligibility to serve as director. If the presiding officer of a meeting of shareholders determines that a person was not nominated in accordance with the foregoing procedure, such person will not be eligible for election as a director. To be timely, the notice must be given by such shareholder to the Secretary of the Company not less than 60 days nor more than 90 days prior to a meeting date corresponding to the previous year's Annual Meeting, or if the date of the Annual meeting will be different, the other dates specified by the Company. To be timely, shareholder nominations for the 2005 Annual Meeting of Shareholders by must be given to the Secretary of the Company between February 20 and March 19, 2005. The Company has not received a shareholder nominee for election as a director in the past ten years.

Remuneration of Members of the Board of Directors

Members of the Board of Directors currently receive an annual retainer of $6,000, $1,000 for each regular Board meeting attended and $400 for each Committee meeting attended. The Chairman of the Board of Directors receives an annual retainer of $40,000. In addition to receiving cash compensation for attending meetings, each non-employee director is periodically granted stock options under the Company's 1994 Stock Plan.

Under the terms of the current director compensation plan, each non-employee director is granted an option to purchase 2,500 shares of common stock upon initial election to the Board of Directors. If the non-employee director continues to serve as a member of the Board of Directors, the non-employee director is granted an option to purchase an additional 2,500 shares of common stock immediately following the Annual Meeting of Shareholders. During the first half of 2003, the Company determined that it would not hold its annual meeting until the latter part of 2003 and, accordingly, the full Board granted the non-employee directors options to purchase 2,500 shares on May 21, 2003. No options were subsequently granted to directors in connection with the 2003 Annual Meeting held in December. The exercise price of options granted is 100% of the fair market value of the common stock on the date of grant and the term of the option is ten years. Each option has a term of ten years and vests and becomes exercisable in three equal installments, with one-third of the shares underlying the option vesting as of the first, second and third annual anniversaries of the grant, if the non-employee director remains on or is re-elected to the Board. Options granted to non-employee directors may become fully vested under certain circumstances constituting a change in control of the Company.

In 2003, the Company granted stock options to the following non-employee directors:

Name	Date of Grant	Number of Shares of Common Stock Underlying Options	Exercise Price ($/Share)
John O. Goodwyne	05/21/03	2,500	$3.13
Gregory D. Koschinska	05/21/03	2,500	$3.13
William J. Deters	05/21/03	2,500	$3.13
Vina L. Marquart	05/21/03	2,500	$3.13
John W. Prosser	05/21/03	2,500	$3.13

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct (Code) applicable to all of the Company's directors, officers (including its Chief Executive Officer and Chief Financial Officer), employees and consultants that establishes guidelines for professional and ethical conduct in the workplace. The Code also contains a special set of guidelines that are intended to promote the ethical handling of conflicts of interest, full and fair disclosure in periodic reports filed by the Company and compliance with laws, rules and regulations concerning such periodic reporting. A copy of the Code is available on our website (www.rtwi.com).

Report of the Audit Committee

The Audit Committee met four times during 2003. Ernst & Young, LLP was present at three of the meetings. At the end of each quarter, the Chairman of the Audit Committee discussed with Ernst & Young, LLP its findings and procedures relative to the quarterly reviews performed by Ernst & Young, LLP. The Audit Committee and Ernst & Young, LLP had one executive session to discuss full year results. These meetings and discussions were designed to facilitate and encourage communication between the Audit Committee and the Company's independent auditors, Ernst & Young, LLP.

In this context, the Audit Committee has reviewed the audited financial statements, discussed them with management and with Ernst & Young, LLP. The Audit Committee further discussed the matters required by Statement on Auditing Standards (SAS) No. 61, as amended by SAS 89 and SAS 90 (Audit Committee Communications) with Ernst & Young, LLP. In addition, the Audit Committee received the written disclosures required by Independence Standards Board No. 1 (independence discussions with Audit Committees) and discussed its independence from the Company and its management with Ernst & Young, LLP.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003, for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee of the Company's Board of Directors

GREGORY D. KOSCHINSKA, CHAIRMAN   JOHN O. GOODWYNE   WILLIAM J. DETERS

PROPOSAL ONE — ELECTION OF DIRECTORS

The Company's Articles and Bylaws provide the Company will be managed by or under the direction of a Board of Directors of not less than three or more than twelve directors, with the actual number of directors determined by the Board. The Board currently has seven directors. Directors are elected at the Annual Meeting of Shareholders, except that vacancies on the Board of Directors between Annual Meetings and newly created directorships can be filled by vote of a majority of the directors then in office. Pursuant to the terms of the Company's Articles, directors are divided into three classes, with the term of one class expiring each year. As the term of each class expires, the successors to the directors in that class are elected for a term of three years.

Three directors will be elected at the Annual Meeting to serve until the 2007 Annual Meeting of Shareholders. These directors will remain in office through their stated terms or until their successors are elected or they resign. The Board of Directors has nominated for election the persons named below, each of whom is currently a director of the Company and was elected as a director at a prior Annual Meeting of Shareholders, with the exception of Mr. Jeffrey B. Murphy, who was elected by the Board of Directors on March 10, 2004 to fill a vacancy created when Mr. LaTendresse resigned as a director. The three individuals named below have consented to being named as a nominee and have consented to serve, if elected. It is the intention of the individuals named as proxies to vote "FOR" each nominee (unless otherwise directed). Information about the nominees and directors filling unexpired terms and not standing for re-election is set forth below. Unless otherwise indicated, each nominee and each continuing director has been engaged in his or her present occupation as set forth below, or has been an officer with the organization indicated, for more than five years. The Board of Directors has no reason to believe that any of the nominees will be unable to serve as a director. If any nominee should be unable to serve as a director, it is the intention of the individuals named as proxies to vote for the election of such person or persons as the Board of Directors may, in its discretion, recommend. Information regarding the persons nominated for election follows.

Nominees Proposed for Election to Serve Terms Expiring in 2007

Jeffrey B. Murphy, age 42, was elected President and Chief Executive Officer in December 2003. He served as the Company's Chief Financial Officer, Treasurer and Secretary from February 2000 until December 2003 and as Controller of the Company from October 1994 through January 2000. Mr. Murphy was Corporate Controller and held other management positions for Midcontinent Media, Inc. from 1989 to 1994. Prior to that time, Mr. Murphy served in various financial audit positions with Grant Thornton LLP from 1983 to 1989. The Board elected Mr. Murphy as a director of the Company in March 2004, to serve a term ending at the June 2004 Annual Meeting.

Gregory D. Koschinska, age 58, became a director of the Company in December 2001. He is the principal of Stoney Cove Enterprises, LLC, a financial consulting firm. Mr. Koschinska is a retired Partner from Larson, Allen, Weishair & Co. a regional Public Accounting and consulting firm, where he worked from 1974 until retiring in 2002. Mr. Koschinska serves on the Board of Directors of one entrepreneurial company and on the advisory board for two others. Mr. Koschinska is a member of the American Institute of Certified Public Accountants and the Minnesota Society of Certified Public Accountants.

Vina L. Marquart, age 52, became a director of the Company in May 2002. Ms. Marquart is currently employed as a public health nurse for Carver County, Minnesota. Ms. Marquart worked for the Company from 1983 through March 2002. Ms. Marquart served as the Company's Vice President of Human Resources from February 2000 until March 2002. Prior to that time, she held various management positions within the Company including Operations Manager, General Manager of the Minnesota office and National Director of Case and Claims Management. Ms. Marquart is a Registered Nurse.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS SHAREHOLDERS VOTE "FOR" EACH OF THE DIRECTOR NOMINEES LISTED ABOVE.

Directors Serving Unexpired Terms

John O. Goodwyne, age 65, Chairman of the Board, became a director of the Company in December 2001. Mr. Goodwyne has been the owner and President of J N Johnson Sales & Services Inc., a Minneapolis contractor for fire protection systems and distributor of fire extinguishers since 1974 and the owner and President of Low Voltage Contractors Inc., a Minneapolis contractor for installation and service of fire alarm, security and nurse call systems, since 1982. Mr. Goodwyne's term as a director expires in 2006.

David C. Prosser, age 79, Chairman Emeritus of the Board, became a director of the Company in 1983. Mr. Prosser previously served as Chairman of the Board of Directors from December 2001 through December 2003 and from 1983 until March 2000. Mr. Prosser served as President and Chief Executive Officer of the Company from its formation in 1983 until January 1998. Mr. Prosser was owner and President of Vocational Personnel Services, Inc., which merged into the Company in 1986. Mr. Prosser's term as a director expires in 2006.

William J. Deters, age 67, became a director of the Company in May 2002. Mr. Deters is currently a director for four entrepreneurial companies and an executive coach. Mr. Deters founded Apartment Search Inc. and served as its President and Chief Executive Officer from March 1986 through its sale to Times Mirror in December 1996. Mr. Deters also served as Vice Chairman to Apartment Search Inc. in its transition to Times Mirror from December 1996 to December 1997. Prior to that time, Mr. Deters also founded or co-founded and served in executive capacities for several companies including North Atlantic Technologies, Inc. and Great Places, Inc. Mr. Deters' term as a director expires in 2005.

John W. Prosser, age 41, became a director of the Company in May 2002. Mr. Prosser was employed by the Company from October 2003 to December 2003. Mr. Prosser has been the owner and President of Automotive Concepts, Inc. since 1988. Mr. Prosser also serves on the board of Relate Counseling, a not-for-profit organization. Mr. Prosser's term as a director expires in 2005. John Prosser is the son of David C. Prosser.

PROPOSAL TWO — APPOINTMENT OF INDEPENDENT AUDITORS

At the Annual Meeting, a resolution will be presented to ratify the appointment by the Company's Board of Directors of Ernst & Young, LLP, as independent auditors, to audit the financial statements of the Company for the fiscal year ending December 31, 2004 and to perform other accounting services as determined by the Company's Audit Committee. Ernst & Young, LLP has audited the financial statements of the Company as of and for the years ended December 31, 2001 through 2003.

Ernst & Young, LLP has advised the Company that it has no direct financial interest or material indirect financial interest in the Company. Representatives of Ernst & Young, LLP are expected to be present at the Annual Meeting. They will have the opportunity to make a statement, if they so desire, and will be available to respond to questions of the shareholders.

Principal Accountant Fees and Services

In connection with the fiscal years ended December 31, 2003 and 2002, Ernst & Young, LLP provided various audit and non-audit services to the Company and billed the Company for these services as follows:

- ***Audit Fees.*** Fees for audit services totaled $190,000 and $258,000 in 2003 and 2002, respectively, including fees for the annual audit, the reviews of the Company's Quarterly Reports on Form 10-Q, meetings with the audit committee and reviews of registration statements filed by the Company. The 2002 fees included audits for 2002 and 2001.

- ***Audit Related Fees.*** There were no audit related fees provided by Ernst & Young, LLP, not included above, in either 2003 or 2002.

- ***Tax Fees.*** Fees for tax services, including preparation of the corporate income tax returns and related filings and other tax compliance assistance, totaled $23,935 in 2003.

- ***All Other Fees.*** There were no other services provided by Ernst & Young, LLP, not included above, in either 2003 or 2002.

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors on a case-by-case basis, except that the Audit Committee may delegate the authority to pre-approve any engagement or service of less than $10,000 to one of its members, provided the member report such pre-approval at the next full Audit committee meeting. The Audit Committee, under its pre-approval process, has approved all of the services provided by the independent auditor during 2003 and 2002, including services related to the audit and tax fees. The Audit Committee has considered whether the provision of the *Audit-Related Fees, Tax Fees* and *All Other Fees* was compatible with maintaining the independence of Ernst & Young, LLP and determined that such services did not adversely affect the independence of Ernst & Young, LLP.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST & YOUNG, LLP.

PROPOSAL THREE — APPROVAL OF AMENDMENT TO THE COMPANY'S 1995 EMPLOYEE STOCK PURCHASE PLAN

On January 11, 1995, the Board of Directors of the Company adopted the RTW, Inc. 1995 Employee Stock Purchase Plan. (The "1995 Purchase Plan"). RTW originally authorized the issuance of 37,500 shares under the 1995 Purchase Plan. RTW, with shareholder approval, increased the number of shares by 62,500 to 100,000 shares in 1998 and increased the number of shares by 50,000 to 150,000 in 2003. All share totals have been adjusted to reflect RTW's 1996 three-for-two-stock split and November 2002 one-for-two reverse stock split. As of April 21, 2004, 119,913 shares had been issued under the 1995 Purchase Plan, and 30,087 shares are available for future issuance.

Under the terms of the 1995 Purchase Plan, all employees of the Company are eligible to participate in the 1995 Purchase Plan, other than employees who have been with the Company less than two weeks and employees who own five percent (5%) or more of the Company's stock.

The terms of the 1995 Purchase Plan provide that it will terminate after ten years or earlier if all the shares authorized for issuance under the plan have been issued. The Company believes it is appropriate to amend the 1995 Purchase Plan to enable the Company to continue to issue shares and not terminate in January 2005 and is proposing to change the language of the 1995 Purchase Plan to allow the granting of stock options and issuing of shares within 10 years of any increase in the number of shares authorized under the 1995 Purchase Plan. The Company is not proposing any increase in the number of shares authorized in the 1995 Purchase Plan.

Summary of Plan

Eligible employees elect to participate in the 1995 Purchase Plan through payroll deductions limited to 10% of a participant's base pay for the term of the 1995 Purchase Plan. Any employee of the Company who has completed at least two weeks of service prior to the "Commencement Date" of a phase of the 1995 Purchase Plan is eligible to participate. As of each Commencement Date of a phase of the 1995 Purchase Plan, any eligible employee who elects to participate in the 1995 Purchase Plan is granted an option for as many full shares as he or she will be able to purchase through the payroll deduction procedure. The option rate for employees who participate is the lower of: (i) 85% of the fair market value of the shares on the Commencement Date of the phase; or (ii) 85% of the fair market value of the shares on the "Termination Date" of the phase, which is one year after the Commencement Date. Exercise of the option occurs automatically on the Termination Date of the Purchase Plan, unless a participant has given written notice prior to such date as to an election not to exercise.

The 1995 Purchase Plan is intended to qualify as an "Employee Stock Purchase Plan" within the meaning of Section 423 of the Internal Revenue Code of 1954. If the 1995 Purchase Plan so qualifies, employees exercising options would not have a taxable transaction on exercise.

The Company believes that the participation by employees in the 1995 Purchase Plan increases employee ownership in the Company and has provided an incentive to the Company's employees to align their interest with those of the Company's shareholders. Approximately 20 percent of eligible employees participated in the 1995 Purchase Plan year completed in April 2004.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO AMEND THE 1995 EMPLOYEE STOCK PURCHASE PLAN.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership Table

The following table sets forth certain information as of April 1, 2004 with respect to the Company's common stock beneficially owned by: (i) each director and director nominee; (ii) each person known to the Company to beneficially own more than five percent of the Company's common stock; (iii) each executive officer named in the Summary Compensation Table (the "Named Executive Officers"); and (iv) all executive officers and directors as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)(2)(3)	Percentage of Outstanding Shares(2)
David C. Prosser 20645 Radisson Road Shorewood, MN 55331	881,845(4)	17.0%
John W. Prosser 6358 Oxbow Bend Chanhassen, MN 55317	414,425(5)	8.1%
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	366,150(6)	7.1%
SKIRITAI Capital LLC 601 Montgomery Street, Suite 1112 San Francisco, CA 94111	358,979(7)	7.0%
Jeffrey B. Murphy	108,200	2.1%
Alfred L. LaTendresse	99,633(8)	1.9%
Vina L. Marquart	65,891	1.3%
Patricia M. Sheveland	46,208	*
Keith D. Krueger	28,761	*
David M. Dietz	12,400	*
William J. Deters	6,366(9)	*
Gregory D. Koschinska	5,832	*
John O. Goodwyne	5,332	*
All executive officers and directors as a group (11 persons)	1,674,893	30.6%

* Indicates ownership of less than one percent.

(1) Unless noted, each person or group identified possesses sole voting and investment power with respect to such shares.

(2) Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them within 60 days of April 21, 2004 are treated as outstanding only when determining the amount and percent owned by such person.

(3) Includes the following number of shares which could be purchased under stock options exercisable within sixty (60) days of April 21, 2004: Mr. David Prosser, 62,500 shares; Mr. John Prosser, 1,666 shares; Mr. Murphy, 96,457 shares; Mr. LaTendresse, 82,500 shares; Ms. Marquart, 1,666 shares; Ms. Sheveland, 42,314 shares; Mr. Krueger, 23,050 shares; Mr. Dietz, 12,400 shares; Mr. Deters, 1,666 shares; Mr. Koschinska, 3,332 shares; Mr. Goodwyne, 3,332 shares and all executive officers and directors as a group, 330,883 shares. Also includes shares held in the Company's KSOP plan as follows: Mr. Murphy, 295 shares; Ms. Sheveland, 2,737 shares and Mr. Krueger, 30 shares.

(4) Includes 25,970 shares owned by the David C. and Margaret F. Prosser Foundation of which Mr. Prosser is President and for which he serves as trustee and 263,077 shares held jointly by Mr. Prosser with his wife. Also includes 8,834 shares held by the David C. Prosser 1995 Unitrust, 17,389 shares held by the David C. Prosser 1996 Unitrust, and 67,571 shares held by the David C. Prosser 1997 Unitrust. Mr. Prosser's daughter, Pamela Prosser Snyder, is the trustee of each of the above-mentioned Unitrusts.

(5) Includes: (i) 31,725 shares owned by Polly Jane Wolner Children's Trust; and (ii) 5,775 shares owned by Polly J. Wolner 1994 Irrevocable Trust for which John W. Prosser acts as trustee. John W. Prosser disclaims any beneficial ownership for shares held by these trusts.

(6) Based on a Schedule 13G dated February 13, 2004 filed with the Securities and Exchange Commission.

(7) Based on a Schedule 13D dated April 1, 2004 filed with the Securities and Exchange Commission.

(8) Includes 11,500 shares owned by Mr. LaTendresse's wife and 2,625 shares held by a trust for Mr. LaTendresse's child, with respect to which Mr. LaTendresse disclaims beneficial ownership.

(9) Includes 1,700 shares owned by Mr. Deters' wife, with respect to which Mr. Deters disclaims beneficial ownership.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and changes in ownership of common stock and other equity securities of the Company on a Form 4 or a Form 5. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with all Section 16(a) forms they file. Under SEC rules, certain forms of indirect ownership and ownership of company stock by certain family members are covered by these reporting requirements. As a matter of practice, our administrative staff assists our executive officers and directors in preparing initial ownership reports and reporting ownership changes, and typically files these reports on their behalf. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, all required Section 16(a) filings applicable to officers, directors and greater than ten percent shareholders in 2003 were timely filed except as follows: Forms 4 were not timely filed for the issuance of stock options in March 2003 to Mr. Fjelstad, Mr. Murphy, Mr. LaTendresse, Mr. Krueger and Ms. Sheveland. Forms 4 were not timely filed for the issuance of stock options in May 2003 to Mr. Goodwyne, Mr. Deters, Mr. Koschinska, Ms. Marquart and Mr. John Prosser. Corrective filings have since been made.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Executive Officers of the Company

The Company has five executive officers, Jeffrey B. Murphy, Alfred L. LaTendresse, Keith D. Krueger, David M. Dietz and Patricia M. Sheveland. Information about Jeffrey B. Murphy, the Company's President and Chief Executive Officer, may be found under the heading "Nominees For Election to the Board of Directors."

Alfred L. LaTendresse, age 55, has been with the Company since December 2001 and also served with the Company from June 1990 to December 1998. He rejoined the Company in December 2001 as Executive Vice President and further assumed the roles of Chief Financial Officer, Treasurer and Secretary in December 2003. Mr. LaTendresse served as Chief Operations Officer and Chief Financial Officer for Headwater Systems, Inc., a radio frequency identification technology company, from June 1999 to December 2001. Mr. LaTendresse initially joined the Company as Chief Financial Officer in 1990 and later became Secretary and Treasurer. Mr. LaTendresse departed from the Company in December 1998. Mr. LaTendresse served as a Director of the Company from July 1993 until January 1995 and from December 2001 to March 2004.

Mr. LaTendresse is a member of the American Institute of Certified Public Accountants and the Minnesota Society of Certified Public Accountants.

Keith D. Krueger, age 46, joined the Company in September 1998 as the Director of Underwriting and Pricing for the Company's Minnesota regional office. He was promoted to Director of Underwriting Services for the Company's home office in October 1999 and served in this capacity until being promoted to Vice President — Underwriting and Sales in March 2002 (later renamed Vice President — Insured Products in December 2003). Prior to joining the Company, Mr. Krueger was a commercial lines underwriting manager for Citizens Security Mutual Insurance from June 1997 to August 1998. From March 1995 to May 1997, Mr. Krueger was Vice President — Underwriting and Marketing for American West Insurance. He is a member of the American Institute for Property and Liability Underwriters and holds the CPCU designation.

David M. Dietz, age 37, was named Vice President — Alternative Products in December 2003. He joined the Company in July 2002 as the Director of Self-Insured Services in the Company's home office. Mr. Dietz came to the Company with fourteen years of experience in the insurance industry. Prior to joining the Company, Mr. Dietz served as Senior Vice President, Marketing and Technical Sales for Benfield Blanch, Inc. from September 2000 to July 2002. Mr. Dietz also served in various management roles for EBI Companies, Citizens Management, Inc., TIG Insurance and Sentry Insurance from 1989 to 2000.

Patricia M. Sheveland, age 45, was appointed Vice President — Case and Claim Management in January 2002. Ms. Sheveland joined the Company in April 1990 and has held various management positions of increasing importance including General Manager of Operations in the Colorado regional office and Director of Operations for the Colorado, Michigan and Massachusetts regions. Prior to joining the Company, Ms. Sheveland worked as an Occupational Nurse for Kmart Corporation. Ms. Sheveland is a Registered Nurse.

Executive Compensation

The following table shows, for the fiscal years ending December 31, 2003, 2002 and 2001, the cash and other compensation paid by the Company to David C. Prosser, the company's current Chairman Emeritus and former Chairman of the Board, J. Alexander Fjelstad, the Company's former President and Chief Executive Officer, Jeffrey B. Murphy, the Company's President and Chief Executive Officer, Alfred L. LaTendresse, the Executive Vice President, Chief Financial Officer, Treasurer and Secretary, and Patricia M. Sheveland, Vice President — Case and Claim Management (the "Named Executive Officers"). Mr. Fjelstad resigned as Chief Executive Officer on December 17, 2003 and Mr. Murphy was elected President and Chief Executive Officer on that date.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus(1)	All Other Compensation(2)	Securities Underlying Options(#)
J. Alexander Fjelstad	2003	$275,000	$26,139	$6,613	15,000
Former President and	2002	275,000	—	5,500	—
Chief Executive Officer	2001	13,750	—	—	100,000
David C. Prosser	2003	250,000	23,763	—	—
Chairman Emeritus	2002	262,500	—	—	100,000
Former Chairman of the Board	2001	—	—	—	2,500
Jeffrey B. Murphy	2003	174,945	16,133	5,732	15,000
President and Chief Executive Officer	2002	169,724	—	5,092	—
	2001	159,750	16,000	5,100	25,000
Alfred L. LaTendresse	2003	201,200	19,010	6,000	15,000
Executive Vice President,	2002	201,200	30,000	5,500	—
Chief Financial Officer, Treasurer and Secretary	2001	10,000	—	—	100,000
Patricia A. Sheveland	2003	145,600	13,816	2,184	14,900
Vice President — Case and Claim	2002	145,350	—	—	7,500
Management	2001	147,680	31,892	3,192	7,500

(1) Bonuses for 2003 include $26,139, $23,763, $16,133, $19,010 and $13,816 paid to Mr. Fjelstad, Mr. Prosser, Mr. Murphy, Mr. LaTendresse and Ms. Sheveland, respectively, under the Company's 2002 Annual Profit Sharing Plan.

Bonuses for 2002 include (i) $30,000 in a "start bonus" paid to Mr. LaTendresse.

Bonuses for 2001 include: (i) $16,000 in a discretionary bonus paid to Mr. Murphy; and (ii) $31,892 paid to Ms. Sheveland under the Company's 2000 Gain Sharing Program.

(2) All other compensation for 2003 includes matching 401(k) contributions of $6,000, $5,732, $6,000 and $2,184 for Mr. Fjelstad, Mr. Murphy, Mr. LaTendresse and Ms. Sheveland, respectively.

All other compensation for 2002 includes matching 401(k) contributions of $5,500, $5,092 and $5,500 for Mr. Fjelstad, Mr. Murphy and Mr. LaTendresse, respectively.

All other compensation for 2001 includes matching 401(k) contributions of $5,100 and $3,192 for Mr. Murphy and Ms. Sheveland, respectively.

Option Grants During Fiscal Year

The following table contains information concerning grants of stock options to the Named Executive Officers during fiscal year ending December 31, 2003:

Name	Options Granted	% of Total Options Granted to Employees in 2003	Exercise Price Per Share ($/Share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)	
					5%	10%
J. Alexander Fjelstad	15,000	8.9%	$2.19	03/12/13	$20,659	$52,354
David C. Prosser	—	—	—	—	—	—
Jeffrey B. Murphy	15,000	8.9%	2.19	03/12/13	20,659	52,354
Alfred L. LaTendresse	15,000	8.9%	2.19	03/12/13	20,659	52,354
Patricia M. Sheveland	14,900	8.9%	2.19	03/12/13	20,521	52,005

(1) Potential realized values shown above represent the potential gains based upon annual compound price appreciation of 5% and 10% from the date of grant through the full option term. The actual value realized, if any, on stock option exercises will be dependent on overall market conditions and the future performance of the Company and its common stock. There is no assurance that the actual value realized will approximate the amounts reflected in this table.

Aggregated Option Exercises in 2003 and Option Values as of December 31, 2003

The following table indicates the exercise of stock options during the fiscal year ended December 31, 2003 and the value of stock options by Named Executive Officers.

Name	Shares Acquired on Exercise(#)	Value Realized($)	Underlying Unexercised Options at Fiscal Year-End Exercisable/Unexercisable(#)	Value of Unexercised In-The-Money Option at Fiscal Year-End($) Exercisable/Unexercisable(1)
J. Alexander Fjelstad	—	—	75,000/—	$331,350/—
David C. Prosser	—	—	62,500/—	252,300/—
Jeffrey B. Murphy	—	—	68,957/—	135,108/—
Alfred L. LaTendresse	—	—	75,000/40,000	331,350/178,400
Patricia M. Sheveland	—	—	34,814/2,500	91,321/9,600

(1) Value of unexercised options was calculated by determining the difference between the fair market value of the shares underlying the options at December 31, 2003 and the exercise price of the options. Fair market value was determined based on a per share price of $6.44, which was the closing price for the Company's common stock on December 31, 2003, the last trading day in the Company's fiscal year.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information regarding our equity compensation plans in effect as of December 31, 2003. Our 1994 Stock Plan is the only equity compensation plan and is an "employee benefit plan" as defined by Rule 405 of Regulation C of the Securities Act of 1933.

Equity Compensation Plans Approved by Shareholders(1):	Number of Shares of Common Stock to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares of Common Stock Remaining Available for Future Issuance Under Equity Compensation Plans(2)
1994 Stock Option Plan	787,554	$4.87	192,871

(1) There are no equity compensation plans not approved by shareholders.

(2) Excludes shares listed in the first column.

Comparative Stock Performance

The Securities and Exchange Commission requires that the Company include in this Proxy Statement a line graph presentation comparing cumulative, five-year shareholder returns on an indexed basis with a broad market index and either a nationally-recognized industry standard or an index of peer companies selected by the Company. The Company has chosen to use the Nasdaq Stock Market (U.S. Companies) Index as its broad market index and the Nasdaq Insurance Stock Index as its peer group index. The table below compares the cumulative total return as of the end of each of the Company's last five fiscal years on $100 invested as of December 31, 1998 in the common stock of the Company, the Nasdaq Stock Market Index and the Nasdaq Insurance Stock Index, assuming the reinvestment of all dividends:

Comparison of Five-Year Cumulative Total Return



$250
$200
$150
$100
$50
$0
12/31/98
12/31/99
12/29/00
12/31/01
12/31/02
12/31/03
RTW, Inc
Nasdaq Stock Market (U.S.)
Nasdaq Insurance Stocks

	12/31/98	12/31/99	12/29/00	12/31/01	12/31/02	12/31/03
RTW, Inc.	$100.00	$ 90.20	$ 65.69	$ 17.57	$ 13.18	$ 50.51
Nasdaq Stock Market (U.S.) ..	$100.00	$185.43	$111.83	$ 88.71	$ 61.33	$ 91.70
Nasdaq Insurance Stocks	$100.00	$ 77.56	$ 97.40	$104.39	$105.21	$130.01

Employment Agreements

Jeffrey B. Murphy. The Company and Mr. Murphy entered into an employment agreement dated March 12, 2004 that has an initial term beginning December 17, 2003 through March 31, 2005. Under this agreement, Mr. Murphy receives an annual base salary of $250,000, subject to review annually for increase by the Board of Directors. In addition to base salary, Mr. Murphy is eligible for bonuses, expense reimbursements and health, dental, life and disability insurance consistent with that provided to other officers and employees. Additionally, Mr. Murphy was granted 100,000 non-qualified options at $6.00 per share on March 12, 2004. The agreement will extend one year unless at least 30 days prior to the anniversary of the agreement, either Mr. Murphy or the Company delivers to the other written notice of the intent not to extend the term of employment. In addition, the Company may terminate Mr. Murphy's employment for cause and upon his death or disability.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

The Compensation Committee of the Board of Directors administers our executive compensation programs. The Committee is currently composed of independent, non-employee directors. None of the directors were at any time during the past fiscal year an officer or employee of the Company or formerly an officer of the Company or any of its subsidiaries, or had any employment relationship with the Company.

Report of the Compensation Committee

This is a report of the Compensation Committee of the Board of Directors of the Company, which is comprised of Messrs. Goodwyne (Chairman), Koschinska and Deters, each of whom are non-employee directors. This report is not deemed incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 and is not otherwise deemed to be filed under either Act.

The Compensation Committee reviews and makes recommendations to the Board of Directors regarding the salaries, compensation and benefits of the executive officers of the Company. It also administers and grants awards under the 1994 Stock Plan.

The Company's policy with respect to the compensation of executive officers is based upon the following principles: (1) executive base compensation levels should be established by comparison of job responsibility to similar positions in comparable companies and be adequate to retain highly-qualified personnel; and (2) variable compensation should be established to provide incentive to improve performance and shareholder value. In determining executive officers' annual compensation, the Compensation Committee considers the overall performance of the Company, as well as the particular executive officer's position at the Company and the executive officer's performance on behalf of the Company. Rather than applying a formulaic approach to determining annual compensation, the Compensation Committee uses various surveys of executive compensation for companies of a similar size in comparable industries as a basis for determining competitive levels of cash compensation.

During 2003, salaries of executive officers, including the Company's Chief Executive Officer, were set at levels that recognized salary rates in the industry. There were no changes to salaries for any executive officers during 2003, with the exception of Mr. Murphy, who was elected President and Chief Executive Officer during 2003. The Company believes that such salaries approximate the salaries of similarly situated individuals at comparable companies. Mr. Murphy's base salary was set at $250,000 in December 2003 compared to Mr. Fjelstad, Mr. Murphy's predecessor who was paid $275,000 annually.

Executive officers are all eligible for bonuses under the Company's bonus plan, approved by the Compensation Committee and the Board of Directors. The plan is based upon the Company's overall performance plus the completion of certain agreed upon goals. For 2003, the Compensation Committee established performance goals upon which cash bonuses would be established. Based upon the realization of such goals, the Compensation Committee and the Board granted Mr. Murphy a $19,092 bonus for 2003, payable in 2004. The Compensation Committee is establishing specific performance goals as well as an overall plan for 2004 upon which cash bonuses will be paid.

The Company provides long-term incentives to its executives, and ties a portion of executive compensation to Company performance, through grants of stock options under the Company's Stock Option Incentive Plan. As part of his employment contract, in March 2004 the Company granted Mr. Murphy a stock option to purchase 100,000 shares for his services as President and Chief Executive Officer. Further, the Committee, in 2004, granted Mr. Murphy an option to purchase 15,000 shares under the Company's bonus plan for 2003. The Committee believes these grants are appropriate compensation for Mr. Murphy's performance during 2003 and for his position and believe that the grants provide Mr. Murphy an additional incentive to improve the performance of the Company and the performance of its common stock in the market.

Submitted by the Compensation Committee of the Board of Directors

JOHN O. GOODWYNE, CHAIRMAN GREGORY D. KOSCHINSKA WILLIAM J. DETERS

OTHER INFORMATION

Annual Report

The Company's Annual Report for the fiscal year ended December 31, 2003, which includes its Annual Report on Form 10-K as filed with the Securities and Exchange Commission, accompanies this Notice of Annual Meeting and proxy solicitation material. A copy of the Company's Annual Report on Form 10-K, excluding exhibits, but including financial statements and financial statement schedules, may be obtained by shareholders without charge upon written request to the Company's Secretary at the address indicated on this Proxy Statement. Copies of the Annual Report on Form 10-K, including exhibits, are available on the Company's website www.rtwi.com or the SEC's website www.sec.gov.

Proposals of Shareholders

The proxy rules of the Securities and Exchange Commission permit shareholders of a company, after timely notice to the company, to present proposals for shareholder action in the company's proxy statement where such proposals are consistent with applicable law, pertain to matters appropriate for shareholder action and are not properly omitted by company action in accordance with the proxy rules. The Company expects that its 2005 Annual Meeting of Shareholders will be held on or about May 19, 2005. The Secretary of the Company must receive any shareholder proposal intended for inclusion in the Company's proxy material for the 2005 Annual Meeting of Shareholders, no later than the close of business on December 6, 2004

In addition, the Company's bylaws contain a properly brought business provision. Under the bylaws, business must be of a nature that is appropriate for consideration at a regular meeting and must be: (i) specified in the notice of meeting; (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors; or (iii) otherwise properly brought before the meeting by a shareholder. To be timely, the notice must be given by such shareholder to the Secretary of the Company not less than 60 days nor more than 90 days prior to a meeting date corresponding to the previous year's Annual Meeting, or if the date of the Annual Meeting will be different, the other dates specified by the Company. To be timely, shareholder proposals for the 2005 Annual Meeting of Shareholders must be given to the Secretary of the Company between February 20 and March 19, 2005. Each notice by a shareholder must set forth: (i) a brief description of the business desired to be brought forth; (ii) the name and address of the shareholder proposing the business; (iii) the number of shares owned by the shareholder; and (iv) any material interest of the shareholder in the business proposed.

A shareholder who wishes to make a proposal for consideration at the 2005 Annual Meeting, but does not seek to include the proposal in our proxy material, must notify our Secretary. The notice must be received no later than February 19, 2005. If the notice is not timely, then the persons named on our proxy card for the 2005 Annual Meeting may use their discretionary voting authority when the proposal is raised at the meeting.

Contacting the Board of Directors

Any shareholder who desires to contact our Board of Directors may do so by writing to the Board of Directors, generally, or to an individual Director at:

RTW, Inc.
c/o Corporate Secretary
8500 Normandale Lake Boulevard, Suite 1400
Bloomington, Minnesota 55437

All communications will be received and processed by the Corporate Secretary. Communications received in writing will be distributed to the full Board of Directors, a committee or an individual Director, as appropriate, depending on the facts and circumstances outlined in the communication received.

Other Matters

The Board of Directors is not aware that any matter, other than those described in the Notice of Annual Meeting of Shareholders to which this Proxy Statement is appended, will be presented for action at the meeting. If, however, other matters do properly come before the meeting, it is the intention of the persons named in the proxy to vote the proxied shares in accordance with their best judgment on such matters.

It is important that proxies be returned promptly with instructions as to voting. Shareholders who do not expect to attend the meeting in person are urged to mark, sign, date and send in the proxies by return mail.

By Order of the Board of Directors

Alfred L. LaTendresse, *Secretary*

April 28, 2004

RTW, INC.

CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

ADOPTED ON

MARCH 10, 2004

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APPENDIX A

RTW, INC.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I. Purpose

RTW, Inc. has established the Audit Committee provide oversight of: (1) the financial reports and other financial information provided by the Company to any governmental body or the public; (2) the Company's systems of internal controls over financial reporting regarding finance, accounting, legal compliance and ethics established by management or the Board; and (3) the Company's accounting and financial reporting processes generally. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting process and internal control system.
- Review and appraise the audit efforts of the Company's independent auditors.
- Provide an open avenue of communications among the independent auditors, financial and senior management and the Board of Directors.

The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV. of this Charter.

II. Composition

The Audit Committee will be comprised of three or more directors as determined by the Board, each of whom will be an independent director, free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. The composition and function of the Audit Committee will meet the applicable rules and regulations of the U.S. Securities and Exchange Commission (the "Commission") and any exchange on which the Company's securities are listed or any system on which the Company's securities are quoted (the "Market"). Each member of the Audit Committee must be "independent" as defined by the applicable rules and regulations of the Commission and the Market. All members of the Committee must have a basic understanding of finance and accounting practices and be able to read and understand fundamental financial statements, and at least one member of the Committee must have accounting or related financial management expertise. If required by the Commission or the Market, the Board of Directors will designate at least one member of the Audit Committee as an "Audit Committee Financial Expert" as defined by the then-applicable rules and regulations of the Commission. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant.

The members of the Committee are to be elected by the Board at the annual organizational meeting of the Board and are to serve until their successors are to be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

III. Meetings

The Committee will meet four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditors and management quarterly to review the Company's financials in a manner consistent with IV.3. below.

IV. Responsibilities and Duties

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and has direct access to the independent auditors, as well as anyone in the Company. The Audit Committee has the authority to retain, at the Company's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties. To fulfill its responsibilities and duties the Audit Committee will:

Review of Documents and Reports

1. *Annual Review of Charter.* Review and update this Charter periodically, at least annually, as conditions dictate. Prepare reports to shareholders and publish this Charter in the manner required by the Commission or the Market.

2. *Review of Annual Audited Financial Statements.* Review with management and the independent auditors the Company's annual financial results prior to the release of earnings. Review the Company's audited financial statements prior to filing or distribution. Review and comment upon the Company's annual reports. Recommend to the Company's Board of Directors the inclusion of the audited financial statements in the Company's annual report.

3. *Review of Quarterly Financial Statements.* Review with management and the independent auditors the Company's quarterly financial results prior to the release of earnings. Review the Company's quarterly financial statements prior to filing or distribution. Review and comment upon the Company's quarterly reports.

Independent Auditors

4. *Oversight of Auditors.* Provide oversight of the independent auditors and have sole authority and responsibility for their appointment, termination and compensation.

5. *Approval of Audit and Non-Audit Services.* Approve the engagement of the independent auditors. Approve all auditing services and authorized non-audit services provided by the independent auditors, and the fees and other significant compensation to be paid to the independent auditors.

6. *Annual Review of Auditors' Independence.* The Audit Committee must receive on an annual basis a written statement from the independent auditors detailing all relationships between the independent auditors and the Company, consistent with requirements of the Independence Standards Board. The Committee will review services performed by the independent auditors, including the type and extent of non-audit services performed and the impact that these services may have on the independent auditors' independence.

7. *Executive Session.* Provide sufficient opportunity at meetings for the independent auditors to meet with the members of the Audit Committee without members of management present.

8. *Engagement of Other Auditors.* Consider, with management, the rationale for employing audit firms other than the principal independent auditors.

Financial Reporting Processes

9. *Quarterly Review of Processes.* Meet with management at least quarterly to review management's disclosure of fraud or deficiencies, if any, in the design or operations of the Company's internal controls over financial reporting. Receive reports from management regarding the Company's system of internal controls over financial reporting and disclosure controls and procedures.

10. *Review of Audit Results.* Discuss with the auditors the results of the audit, any significant changes to the Company's accounting principles and items required to be communicated by the independent auditors in accordance with AICPA SAS 61, "Communications with Audit Committees". Consider and approve, if

appropriate, significant changes to the Company's auditing and accounting principles and practices as suggested by the independent auditors or management.

11. *Integrity of Processes and Controls.* In consultation with the management and the independent auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report these exposures. Review significant findings prepared by the independent auditors together with management's responses.

12. *Accounting and Auditing Principles.* Consider and approve, if appropriate, major changes to the Company's auditing and accounting principles and practices as suggested by the independent auditors or management.

Process Improvement

13. *System of Reporting.* Establish regular and separate systems of reporting to the Audit Committee by management and the independent auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

14. *Communications; Critical Accounting Policies.* Review with management and the independent auditors, based on reports required from the independent auditors: (1) all critical accounting policies and practices to be used; (2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management; (3) ramifications of the use of such alternative disclosures and treatments; and (4) other material written communications between the independent auditors and management.

15. *Review of Scope and Results of Audit.* Review with the independent auditors: (1) the proposed scope of their examination with emphasis on accounting and financial areas where the Committee, the accountants or management believe special attention should be directed; (2) results of their audit, including their opinion on the financial statements and the independent auditors' judgment on the quality, not just the acceptability, of the Company's accounting principles as applied in the financial statements; (3) their evaluation of the adequacy of the system of internal controls over financial reporting; (4) significant disputes, if any, with management; and (5) cooperation received from management in the conduct of the audit.

16. *Disagreements.* Review and resolve disagreements among management and the independent auditors regarding financial reporting or in connection with the preparation of the financial statements.

17. *Changes.* Review with the independent auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented.

18. *Self-Evaluation.* Perform a self-evaluation periodically to ensure that the committee is effectively discharging its duties responsibilities.

Ethical and Legal Compliance

19. *Code of Ethics.* Establish and administer a code of ethics for senior officers to ensure that Company's financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements (the "Code") and ensure that management has established a system to enforce the Code. Establish and administer any other code of corporate conduct required by the Market or the Commission. Grant waivers from the Code when appropriate and in the best interest of the Company.

20. *Review of Code Compliance.* Review programs designed to monitor compliance with the Code. Periodically review the Code to ensure that it is adequate and up to date.

21. *Communications with Counsel.* Review with the Company's counsels any legal matters that could have a significant impact on the Company's financial statements, the Company's compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies. Receive reports from

the Company's legal counsel regarding any material violation of securities laws or breach of fiduciary duty or similar violation by the Company or any agent of the Company.

22. *Approval of Related Parties Transactions.* Approve any Company transactions in which a Company officer, director or 5% or greater shareholder or any affiliate of these persons has a direct or indirect material interest, not including employment of the Company's officers or the compensation of the Company's officers or directors.

23. *Complaints.* Establish procedures for: (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls over financial reporting or auditing matters; and (2) the submission by employees of concerns on a confidential and anonymous basis regarding accounting and auditing matters.

24. *Other Duties.* Perform any other activities consistent with this Charter, the Company's By-Laws and governing law, as the Committee or the Board deems necessary or appropriate.

Date: Adopted on March 10, 2004.

DIRECTORS

John O. Goodwyne
Chairman of the Board

David C. Prosser
Chairman Emeritus

Jeffrey B. Murphy
President and CEO

William J. Deters

Gregory D. Koschinska

Vina L. Marquart

John W. Prosser

OFFICERS

Jeffrey B. Murphy
President and CEO

Alfred L. LaTendresse
Executive Vice President,
Chief Financial Officer,
Secretary and Treasurer

Keith D. Krueger
Vice President –
Insured Products

David M. Dietz
Vice President –
Alternative Products

Patricia M. Sheveland
Vice President –
Case and Claim Management

CORPORATE HEADQUARTERS & MINNESOTA REGIONAL OFFICE

RTW

8500 Normandale Lake Boulevard
Suite 1400
Bloomington, MN 55437
800-789-2242
952-893-0403







RTW

8500 Normandale Lake Boulevard
Suite 1400
Bloomington, MN 55437

Tel: 952-893-0403
800-789-2242
Fax: 952-893-3700

Visit our Website at www.rtwi.com